


Campbell's

A Winning Portfolio


V8
Original
100% Vegetable Juice
V8
V-FUSION
VEGETABLE & FRUIT
Pomegranate Blueberry
100% JUICE

HEALTHY BEVERAGES


PEPPERIDGE FARM
Swirl
Cinnamon
Goldfish
BAKED
Cheddar
ARNOTT'S
TimTam
ORIGINAL

BAKED SNACKS


史雲生
鮮魚湯
新
FRESH FISH BROTH
Prego
ITALIAN SAUCE
HEART Smart
Traditional
Campbell's
Vegetable Beef
CHUNKY
CLASSIC CHICKEN NOODLE
GOOD SOURCE OF PROTEIN

SIMPLE MEALS

CAMPBELL SOUP COMPANY

2010 Annual Report

A Winning Combination

At Campbell, we are focused on three large and growing categories: Healthy Beverages, Baked Snacks and Simple Meals. Our brands are market leaders in their principal geographies. We have world-class product technologies, an experienced, talented team and the financial strength to invest in growth. It all adds up to a focused food company with a winning portfolio for nourishing people's lives everywhere, every day.

Healthy Beverages

Authentic vegetable nutrition — it's in every drop of our *V8* 100% vegetable juices and our *V8 V-Fusion* juices. We continue to deliver innovative, on-trend varieties for every taste, with a wide selection of packaging so consumers can drink to their health wherever they are and whenever they want. Also quenching consumers' thirst are refreshing *V8 Splash* juice drinks and our new *V8 V-Fusion +Tea* beverages.



V8
Splash
New!
V8
V-FUSION
Vegetable & Fruit
+Tea
Raspberry Green Tea
Vegetables & Fruit
V8
FUSION
V8
V-FUSION
Light
V8
NEW LOOK
SAME GREAT TASTE
Original
100% Vegetable Juice
FROM CONCENTRATE WITH ADDED INGREDIENTS

Baked Snacks

We're baking up winning snacks across the globe. In the U.S. and Canada, our *Pepperidge Farm* premium baked goods are led by *Goldfish* snack crackers. In Australia, megabrand *Arnott's* is beloved for its biscuits, including *Shapes* flavored snacks and *Tim Tam* chocolate biscuits. Pepperidge Farm and Arnott's continue to collaborate and innovate to meet consumer expectations for great taste, nutrition and fun.


Arnott's
TimTam
Classic Dark

Arnott's
Shapes
Sensations
Vintage Cheddar & Chives
with sesame seeds
Baked Not Fried
Flavour You Can See™

Now colors from Natural Ingredients
Pepperidge Farm
Goldfish
Baked
Snack Crackers
Colors
Same Great Cheddar Taste

Pepperidge Farm
Deli Flats
100 Calorie thin rolls
Soft 100% Whole Wheat

Simple Meals

To satisfy the increasing demand for simple meals that are affordable, delicious, nourishing and family-pleasing, Campbell offers convenient choices in the Meals and Meal Makers arenas. Our soup portfolio includes leading brands in North America — *Campbell's*, *Campbell's Chunky* and *Campbell's Select Harvest* — and in Europe — *Campbell's Liebig* and *Erasco*. Our leading sauces — *Prego* and *Pace* — and our global broths and stocks help home cooks whip up great-tasting, easy-to-prepare dishes.


Campbell's
Condensed Soup
Great for Cooking
French Onion
Made with Beef Stock
Less Sodium
With Natural Sea Salt Added

Liebig
Nouveau
Les Gourmandes
Délice de Légumes & Langoustines

Prego
Italian Sauce
Veggie Smart
Smooth & Simple

Grüne Bohnen-Eintopf
Erasco

Campbell's
Select Harvest
Chicken with Egg Noodles
100% Natural

Medium
Pace
The Original
Picante
Sauce



Douglas R. Conant President and CEO

Fellow Shareowners,

I'm pleased to report that, in a difficult economic and competitive environment, Campbell delivered adjusted earnings per share (EPS) of $2.47,[1] an increase of 12 percent, compared with $2.21[1] the prior year. This adjusted EPS growth exceeded our long-term growth target range of 5 to 7 percent.

At the same time, we produced cash flow from operations of more than $1 billion this year, despite making an unusually large contribution to a U.S. pension fund. We delivered these strong results while continuing to lay groundwork for the future in such areas as information technology infrastructure, wellness and nutrition innovation, and our entry into emerging markets.

Our net sales also grew during fiscal 2010, but were below our expectations, finishing up only 1 percent with sales of $7.7 billion. In our largest simple meals business, U.S. Soup, sales declined 4 percent for the year. The primary reason was a 9 percent decline in sales of our ready-to-serve soups. Total soup category sales trends were negative, but we outperformed our branded competitors. Condensed soup sales decreased 2 percent and broth sales rose 3 percent. Importantly, our other two core areas of focus, healthy beverages and baked snacks, grew sales, earnings and market share during fiscal 2010. Building on the momentum in these businesses is a key element of Campbell's plan to drive growth going forward, particularly on the top line.

We were able to deliver robust earnings growth despite the modest sales gains, in part by redoubling our efforts to boost productivity. For the first time in recent memory, our cost per unit declined on a year-over-year basis, and we continued to gain benefits from our implementation of SAP in North America. It was a strong performance, which I attribute to efforts throughout the company. Our EPS also benefitted from favorable currency and our share repurchase program.

Building on Our Strengths

Our mission is to build the world's most extraordinary food company by nourishing people's lives everywhere, every day. In the marketplace, that means delivering sustainably good performance across our portfolio, and we are energized and excited about our ability to do this. Campbell has all of the elements needed to win as a focused food company:

- Our categories of healthy beverages, baked snacks and simple meals are large and growing.
- We have leading brands, including *V8*, *Pepperidge Farm*, *Arnott's*, *Swanson*, *Prego*, *Pace*, *Liebig*, *Erasco* and, of course, *Campbell's*.
- We have regional scale in three major geographies: North America, Asia Pacific and Europe.
- We have world-class product technologies in such areas as thermal processing, baking, sodium reduction, and vegetable and whole-grain nutrition.
- We are in a strong financial position to invest in growth, thanks to our fiscal 2010 performance.
- And, most importantly, we have an experienced, talented, engaged team that understands our consumers, customers and categories better than anyone else.

[1] These amounts are adjusted for certain transactions not considered to be part of the ongoing business. For a reconciliation of non-GAAP measures, see page 15.

We recognize that, in order to win in this difficult economic environment, we must grow our categories and accelerate our organic top-line sales by driving increased volume. We will do this by serving our consumers and customers better, faster and more completely than anyone else.

Thinking Differently

With this in mind, we have begun to think differently about our portfolio. We believe that we can place ourselves in a stronger position to win by more powerfully focusing on our fastest-growing businesses through stepped-up innovation and marketing support, funded through productivity gains and rigorous expense management. These businesses include healthy beverages, baked snacks and meal makers, a subset of simple meals, which is comprised of our broths, sauces and condensed cooking soups. At the same time, we will continue to competitively build our meals business, our other subset of simple meals, which includes our condensed eating and ready-to-serve soups.

For fiscal 2011, we have a full slate of innovation and marketing programs underway to achieve this plan. Here are just a few examples:

- In healthy beverages, we are launching *V8 V-Fusion +Tea* and adding new flavors to our popular *V8 V-Fusion* line.
- In baked snacks, we are introducing upgrades for *Pepperidge Farm Goldfish* and *Arnott's Shapes* and relaunching *Pepperidge Farm* Chunk cookies. We also are planning to upgrade our research and development capabilities.
- In simple meals, we are increasing the competitiveness of our entire U.S. portfolio of *Campbell's* soup brands, including condensed and ready-to-serve, through a new advertising campaign and new varieties. In addition, in condensed soup, we are introducing fresh new product labels, ingredient upgrades and an enhanced gravity-feed shelving system in stores. We are continuing to invest in our international soups, for example, by beginning the relaunch of our *Erasco* brand in Germany.

At the same time, we will pursue aggressive goals for reducing our total delivered cost, while fully implementing and leveraging our new information systems, such as SAP. For example, we plan to make significant headway this year on our initiative to simplify the soup-making process in our North American manufacturing network, which is designed to reduce the cost of making soup and increase the speed with which we introduce and commercialize innovation. To give you a sense of our goals, consider this: We use more than 1,700 packaging materials in various formats and sizes. By reducing this variation, we can achieve greater economies of scale in procurement and simplify our production processes, all while we continue to improve our quality offerings for consumers. We see similar opportunities to reduce complexity in other areas as well, such as ingredients and soup bases.


Campbell's
our
success model
for building the world's most extraordinary food company
CREATING SHAREOWNER VALUE
WIN IN THE COMMUNITY
WIN IN THE MARKETPLACE
WIN IN THE WORKPLACE
WIN WITH INTEGRITY

Our Model for Winning

As we evolve the way we manage our portfolio and increase productivity, we continue to follow our time-tested blueprint for building the world's most extraordinary food company, our Campbell success model, which includes four elements.

First, we win in the workplace by creating a high-performance culture with world-class levels of employee engagement. Our people then enable us to win in the marketplace by meeting the needs of our consumers and customers in a superior fashion. As we do this, we have the capacity and the responsibility to win in the community and help make our world a better place. Through it all, we win with integrity by holding ourselves to the highest ethical standards.

In the workplace, marketplace and community, we have set specific goals, and we monitor our progress, which has been substantial. Our latest results are outlined below.

Winning in the Workplace

We measure winning in the workplace primarily through an annual survey of employee engagement, conducted by the Gallup Organization. Gallup defines world-class engagement through two broad measures: the engagement ratio, or the number of engaged employees for each actively disengaged employee; and the engagement mean, or the average of all responses to the 12 survey questions. I am pleased to report that, although our numbers declined modestly this year, we remained world class on both measures. Indeed, our employee engagement ratio was 17:1, well above the world-class ratio of 12:1.

In addition, we continued to receive external honors for the quality of our workplace. Most notably, our efforts to develop and advance women earned Campbell the prestigious Catalyst Award, given by a leading, global nonprofit organization

WINNING IN THE MARKETPLACE

During the past six years, Campbell has delivered cumulative total shareowner returns above both the peer group and the broader market.


Six-Year Cumulative
Total Shareowner Returns
(Point-to-Point)*
Campbell
64.0%
Peer Group Average
(S&P Packaged Foods Index)
38.0%
Market Average
(S&P 500 Index)
13.1%


Rolling Three-Year Total Shareowner Returns**
FY10
1.5%
3.4%
-6.8%
FY09
-3.0%
2.7%
-6.2%
FY08
7.5%
6.0%
2.7%
FY07
16.2%
7.7%
11.9%
FY06
18.3%
8.7%
11.3%
FY05
13.8%
10.5%
15.1%

*Dates from 7/30/04 to 7/30/10. Cumulative Returns of Campbell versus the S&P Packaged Foods Index and S&P 500

** Annualized Returns

that focuses on building inclusive workplaces and expanding opportunities for women. We also upgraded our workplace by opening our new Campbell Employee Center at World Headquarters in Camden, N.J. During fiscal 2011, sustaining and deepening our world-class employee workplace/engagement is a top priority.

I firmly believe that personal leadership is the key factor in driving employee engagement, starting with our senior leadership team, and flowing across the organization through each level of management. I have challenged all of our managers to live our Campbell promise—Campbell valuing people, people valuing Campbell—in every interaction by valuing our people in ways that are meaningful and tangible to them. I am confident that our people will continue to respond to this message with stronger engagement and extraordinary performance.

Winning in the Marketplace

We measure winning in the marketplace by comparing our total shareowner returns (TSR), including stock price appreciation and dividends, to the average TSR of our peer companies in the S&P Packaged Foods Index. Our goal since 2005 has been to deliver industry-leading TSR over the following decade. We believe that above-average performance, consistently delivered over time, will distinguish Campbell as one of the very best long-term value creators. Therefore, our performance standard is to deliver above-average rolling three-year TSR relative to our peer group each year.

Six years into this 10-year goal, our cumulative TSR was 64.0 percent, significantly higher than that of our peer group, which returned 38.0 percent. Our industry also outperformed the broader market: The cumulative TSR for the S&P 500 was 13.1 percent over the same period. On a rolling three-year basis, our cumulative TSR was 1.5 percent, outpacing that of the S&P 500, which declined 6.8 percent, but lagging the peer group's TSR of 3.4 percent. Our performance compared to our peers improved this year over fiscal 2009 results.

Winning in the Community

Conducting business in a socially responsible manner is an integral part of how we create shareowner value. That's why we have embedded social responsibility into our mission, success model and strategies.

Our goal for winning in the community is to be recognized as one of the most socially responsible U.S. corporations. In fiscal 2010, for the second year in a row, Campbell ranked as one of the 10 most socially responsible U.S. companies on a leading survey compiled by the Boston College Center for Corporate Citizenship and the Reputation Institute. In addition, our employee volunteerism programs were honored by the Points of Light Institute; we were named to *Corporate Responsibility* magazine's list of the 100 Best Corporate Citizens; we were included in the Dow Jones Sustainability Indexes (North America) for the second year in a row, and we were added to the Dow Jones Sustainability World Index. Clearly, there are many organizations that assess corporate social responsibility (CSR), and their methods continue to evolve. In 2011, we will explore other benchmarks that may better reflect our overall CSR performance.

WINNING IN THE WORKPLACE

In fiscal 2010, Campbell maintained world-class levels of employee engagement. For the fourth straight year, the Gallup organization has honored Campbell with its Great Workplace Award.



71%
76%
79%
82%
78%
06
07
08
09
10
Engagement Percentile*



6:1
9:1
12:1
23:1
17:1
06
07
08
09
10
Engagement Ratios**

* Measures how Campbell's overall Grand Mean score compares relative to Gallup's overall database of respondents
** Ratio of engaged employees divided by those actively disengaged

During fiscal 2010, we set 10-year destination goals to guide our CSR efforts, and we published these goals as part of our second CSR report, which is available on our website: www.campbellsoupcompany.com/csr.

Winning with Integrity

As we aspire to win in the workplace, marketplace and community, it is essential that we comply with the law and hold ourselves to the highest standards of business ethics. We cannot build the world's most extraordinary food company any other way. In 2010, *Ethisphere* magazine honored our efforts by naming us as one of the world's most ethical companies.

Our Guidance

In September, when we reported our fourth-quarter earnings for fiscal 2010, we gave earnings guidance for fiscal 2011 as follows:

- Net sales growth of 2 to 3 percent;
- Growth in adjusted earnings before interest and taxes (EBIT) of 4 to 5 percent; and
- Adjusted earnings per share growth of 5 to 7 percent.

Our fiscal 2011 guidance for net sales and adjusted EBIT growth are both 1 percentage point below our long-term targets, reflecting the challenging consumer environment. Our guidance for adjusted EPS growth is consistent with our long-term targets.

A New Chapter

In September, Campbell announced my plan to step down as CEO on July 31, 2011, at the end of our current fiscal year, which also marks the end of my 10th full fiscal year with the company. The Board elected Denise M. Morrison as Executive Vice President and Chief Operating Officer in anticipation of her election to succeed me as CEO at the beginning of fiscal 2012. Denise has also been elected a Director of the company.

As I reflect on my time with Campbell, I am very pleased with our progress in the workplace, the marketplace and the community. When I arrived, Campbell was among the worst performing companies in its industry. The company had faltered on a number of fronts. While it remained an American icon, Campbell had lost touch with its consumers, investors had begun to lose faith, and, as you can imagine, employee morale was low.

WINNING IN THE COMMUNITY

For the second year in a row, Campbell ranked as one of the 10 most socially responsible U.S. companies according to the Corporate Social Responsibility Index from the Boston College Center for Corporate Citizenship and the Reputation Institute. Measures include citizenship, governance and workplace parameters.

	Social Responsibility Index
1. Walt Disney Co.	79.52
2. Microsoft	78.66
3. Google	77.03
4. Honda	76.65
5. Johnson & Johnson	76.57
6. PepsiCo	76.00
7. General Mills	75.95
8. Kraft Foods	75.94
9. Campbell Soup Co.	**75.26**
10. FedEx	74.87

Campbell's 2001 annual report, my first, was titled, "It's not enough to be a legend." We set out to renew the legend, and we have been doing that ever since. During my first four years, we focused on building a high-performing executive team, replacing 300 of our top 350 executives, half through internal promotions. From 2005 forward, this reenergized team created a high-engagement culture, which is the foundation of our marketplace success. Together, I am proud to say, we placed Campbell back on the path toward extraordinary growth, as befits our venerable, 140-year heritage, our dynamic people, and our global opportunities.

Denise is a critical part of the team that transformed the company and I am confident that, under her capable leadership, Campbell will continue to advance. I look forward to working closely with her over the coming months to ensure a smooth, seamless transition.

I would like to close by thanking our shareowners, employees, customers, consumers and our Board of Directors for allowing me to serve this great company over the past decade. It has been an honor and a privilege.

Sincerely,



Douglas R. Conant
President and CEO



Chairman's Message

The Board was pleased that the company delivered strong earnings growth in fiscal 2010. In our discussions of strategic planning in the course of the year, we agreed that management's enhanced focus on healthy beverages, baked snacks and meal makers within simple meals—businesses which now account for a majority of the company's sales and EBIT—will provide a sound foundation for superior sales and earnings growth in the future.

As he has noted in his message above, Doug Conant has advised the Board that he plans to step down as CEO at the end of the current fiscal year. We are profoundly grateful for his exceptional leadership of the company during the past decade. Doug conceived and implemented a strategic vision that transformed Campbell into the focused, highly competitive business it is today, and built an organization united by a powerful commitment to win in the marketplace, the workplace and the community with the highest standards of integrity. The legacy of his high standards and extraordinary personal values will be indelible.

In September, the Board elected Denise M. Morrison Executive Vice President and Chief Operating Officer, effective October 1, 2010, in anticipation of her election to succeed Doug as CEO at the beginning of fiscal 2012. She is an outstanding leader with a commanding knowledge of Campbell's businesses and an impressive record of achievement. The Board is confident that in her expanded leadership role, Denise will drive strong business performance and enhance the company's strategies for accelerating growth across our powerful brand portfolio.

The Board has also elected Denise as a Director, effective October 1, 2010. Each of the current 17 directors is standing for re-election at the Annual Meeting in November. We look forward to working with Doug and Denise to implement a smooth and successful leadership transition.



Paul R. Charron
Chairman of the Board

FINANCIAL HIGHLIGHTS

(millions of dollars, except per share amounts)	2010	2009
Results of Operations		
Net sales	**$ 7,676**	$ 7,586
Gross profit	**$ 3,150**	$ 3,028
Percent of sales	**41.0%**	39.9%
Earnings before interest and taxes	**$ 1,348**	$ 1,185
Earnings from continuing operations	**$ 844**	$ 732
Per share — diluted	**$ 2.42**	$ 2.04
Earnings from discontinued operations	**$ —**	$ 4
Per share — diluted	**$ —**	$ .01
Net earnings	**$ 844**	$ 736
Per share — diluted	**$ 2.42**	$ 2.06
Other Information		
Net cash provided by operating activities	**$ 1,057**	$ 1,166
Capital expenditures	**$ 315**	$ 345
Dividends per share	**$ 1.075**	$ 1.00

The 2010 Earnings from continuing operations were impacted by the following: an $8 ($.02 per share) restructuring charge associated with the 2008 initiatives to improve operational efficiency and long-term profitability and $10 ($.03 per share) of deferred tax expense due to the enactment of U.S. health care legislation.

The 2009 Earnings from continuing operations were impacted by the following: a $47 ($.13 per share) impairment charge related to certain European trademarks and $15 ($.04 per share) of restructuring-related costs associated with the 2008 initiatives to improve operational efficiency and long-term profitability. The 2009 results of discontinued operations represented a $4 ($.01 per share) tax benefit related to the sale of the Godiva Chocolatier business.

See page 15 for a reconciliation of the impact of these items on reported results.

Our 7 Core Strategies

1. Grow our icon brands within simple meals, baked snacks and healthy beverages.
2. Deliver higher levels of consumer satisfaction through superior innovation focused on wellness while providing good value, quality and convenience.
3. Make our products more broadly available and relevant in existing and new markets, consumer segments and eating occasions.
4. Strengthen our business through outside partnerships and acquisitions.
5. Increase margins by improving price realization and company-wide total cost management.
6. Improve overall organizational excellence, diversity and engagement.
7. Advance a powerful commitment to sustainability and corporate social responsibility.

Winning in Healthy Beverages


V8
FUSION

With our unique expertise in making vegetable nutrition taste delicious, we are positioning our iconic *V8* brand to bring more vegetables to more people each and every day.

We're innovating across the *V8* line, from original *V8* 100% vegetable juices to *V8 V-Fusion* juices to *V8 Splash* juice drinks.

Making a Splash


V8
Splash
Berry Blend

With a hint of carrot, *V8 Splash* juice drinks are enjoying resurgence as more consumers look to eat—and drink—healthier. The newly earned American Heart Association heart-check mark leaves no doubt that *V8 Splash* juice drinks are the right choice for a refreshing lift.

In Perfect Harmony

With a combined serving of vegetables and fruits in each 8-ounce glass, plus refreshment from natural green tea, *V8 V-Fusion +Tea* beverages are a perfect choice for quenching afternoon thirst.


New!
V8
V-FUSION
Vegetable & Fruit
+tea
Pomegranate
Green Tea
1
COMBINED SERVING OF
Vegetables
&Fruit
Pineapple
Mango
Green Tea


V8
New!
LOW SODIUM
Spicy
Hot
100%
Vegetable Juice

Cheers for *V8*

A long-time favorite for its vegetable nutrition and nutritional expertise, the *V8* brand is stirring up innovation in both taste and packaging. On the outside, the line is sporting a new bottle and contemporary graphics. And now our zesty *V8* Spicy Hot 100% vegetable juice is also available in a low sodium variety.


Vegetable & Fruit
Raspberry
Green Tea


1
2
3
V8

What's Your Number?

How many servings of vegetables should you have each day? **Five.** Really! But seven out of 10 adults in the U.S. don't eat enough veggies. Our new advertising encourages consumers to enjoy our delicious *V8* 100% vegetable juices and *V8 V-Fusion* juices for powerful vegetable nutrition and a more balanced lifestyle.

Do the "Can-Can"

V8 V-Fusion juices are nourishing America's youth with 8-ounce single-serve "slim cans." The kid-friendly cans were recently introduced at retail in multi-packs and also in schools across the U.S. The new packaging offers a wholesome lunchbox option, meeting the criteria for the Clinton Foundation's Alliance for a Healthier Generation.


V8
V-FUSION
VEGETABLE & FRUIT
Strawberry
Banana
100% JUICE
Ben

Winning in Baked Snacks


Goldfish
Cheddar

When consumers crave baked snacks, they turn to the comfort, taste, convenience, nutrition and premium value of *Pepperidge Farm* cookies and crackers in North America and *Arnott's* biscuits in Australia and New Zealand.

These businesses have pleased consumers for generations, while also baking exciting new products to tempt the palate. That's how we've built the No. 3 cookie-and-cracker company in the world, giving Campbell a meaningful position in these sweet and savory categories.


Arnott's
Shapes
Sensations
Vintage Cheddar & Chives
with sesame seeds
Baked Not Fried
Flavour You Can See
NET 180g

The *Shapes* of Things to Come

Australian consumers crunch their way through more than 59 million packs of *Arnott's Shapes* flavored snacks every year. Building on the success of the *Shapes* brand, we have relaunched *Shapes Sensations* flavored snacks to win in the adult market.

Hearth-Baked Success

Demand for thin, lower-calorie breads is increasing, and Pepperidge Farm has risen to the challenge with its versatile new *Deli Flats* thin rolls. Available in four varieties, these hearth-baked rolls are an excellent source of fiber and have 100 calories per serving.


Pepperidge Farm
Deli Flats
Whole Grain White


Goldfish
Colors Neon
Goldfish
grains entiers
Cheddar
Goldfish
Grahams
Vanilla
Goldfish
Flavor Blasted
Xtra Cheddar

Fishing for Compliments

Pepperidge Farm is increasing sales by expanding its iconic *Goldfish* brand. The smiling cracker is now available in Colors and Neon shades, Cheddar Made with Whole Grain, *Flavor-Blasted* X-tra Cheddar and sweet *Goldfish* Graham crackers. In all, more than 20 varieties of *Goldfish* crackers are now pleasing kids across North America.


facebook
Milano
New!
Pepperidge Farm
Milano
Strawberry
Distinctive Cookies

You've Got a Friend

Minutes after Pepperidge Farm invited Facebook members to share their "*Milano* moment," loyal consumers were sharing their personal rituals for enjoying the delectable cookies, at any hour of the day. More than 25,000 people have become fans, vying to win a case of our new Strawberry *Milano* cookies.



A Sweet Twist

With those tantalizing swirls of aromatic cinnamon, *Pepperidge Farm* Swirl breads are a wholesome alternative for breakfast, with no cholesterol, zero grams of trans fat and between 80 and 110 calories per slice.


New
Vita-Weat
100% Natural
rice crackers
Plain

Naturally Delicious

Building on its strong equity in crispbreads and other snacks, Arnott's introduced five delicious *Arnott's Vita-Weat* whole-grain rice cracker varieties with strict "100 percent natural" guidelines for every ingredient, from brown rice to real cheddar and chives. Better for you—and better for Arnott's, which earned a strong market share in just four months in this significant cracker segment.

Say "Cheese Crisps"

New *Pepperidge Farm Baked Naturals* Cheddar Cheese Crisps are big on flavor and made with whole grains. With real cheddar cheese baked on top of a crispy, golden cracker, this latest *Baked Naturals* variety is a wholesome snack for grown-up tastes. We've also extended the momentum with single-serve vending packages for on-the-go snacking.


New!
Pepperidge Farm
Baked Naturals
Cheese Crisps
Cheddar


Arnott's
TimTam
White

Dressed in White

Australia's favorite chocolate biscuit is now more irresistible with the launch of sweet, creamy, melt-in-your-mouth *Arnott's Tim Tam* White biscuits. A confectionery trend, which was previously almost non-existent in Australian biscuits, white chocolate is proving to be white-hot: *Tim Tam* White biscuits were a major contributor to the brand's double-digit sales growth in fiscal 2010.

Winning in Simple Meals


Campbell's

Meals

Campbell's soups provide great value, variety and versatility, as part of a simple meal for lunch or dinner.

We are celebrating our diverse meal options by contemporizing many of our global soup brands, improving our wellness credentials and always keeping both the taste and the experience fresh and exciting.




Go Red
Low in Saturated Fat & Cholesterol
CERTIFIED by American Heart Association
heartcheckmark.org

Getting to the Heart of the Matter

With more than 115 heart-healthy products that display the American Heart Association heart-check mark and a long-time sponsorship with the American Heart Association's "Go Red For Women" campaign, Campbell is well-positioned to help consumers achieve their wellness goals.


Campbell's
Select Harvest
Italian-Style Wedding
Meatballs and Spinach in Chicken Broth
100% Natural
Real Parmesan Cheese
No MSG Added

Naturally Nourishing

Campbell just launched the 21st all-natural variety of *Campbell's Select Harvest* soups. We've also expanded the line with new frozen *Campbell's Select Harvest* soups for the food service marketplace.

It's Amazing What Soup Can Do

We're leveraging the full scale of our U.S. soup portfolio across *Campbell's* condensed, *Chunky, Select Harvest* and *Healthy Request* varieties, with a new unified advertising campaign. The theme, *It's Amazing What Soup Can Do,* clearly demonstrates that *Campbell's* soups are the perfect food choice for today's consumer seeking a happy, healthy lifestyle.

Firing up Condensed Soup

Our condensed soup portfolio is heating up. Many varieties are sporting an updated red-and-white label, reflecting an appealing, contemporary look. We've also simplified shopping with our redesigned *iQ Maximizer* gravity-feed shelving displays in convenient clusters such as Classic Favorites, Healthy Kids, Healthy and Delicious, and Taste Sensations. And in the past two years, we've reduced the sodium by 25 to 40 percent in more than 40 varieties.

Soup Around the World

In Germany, we're updating leading varieties of our *Erasco* Eintopf stews with 100 percent fresh vegetables, tender chicken, natural taste and no artificial flavors or colors. In Australia, we're touting the goodness of *Campbell's Chunky* and *Country Ladle* soups. In France, we will be promoting our *Liebig* soup's closer-to-homemade positioning. In Belgium, we will be highlighting vegetable goodness in our *Campbell's* soups. In Canada, we introduced *Campbell's Creations* with unique recipes, as well as Halal-certified and gluten-free soups.


Campbell's
Country Ladle
Lunch Specials
Liebig
Recettes Maison
Hühner-Nudeltopf
Erasco

Meal Makers

Across geographies, Campbell offers a breadth of products and recipes to help home cooks nourish their families with easy, affordable and tasty meals.

Whether they're using broth as a soup base or flavor enhancer, preparing casseroles with condensed soup, ladling Italian sauce over pasta or spicing up a main dish with picante sauce, consumers can rely on Campbell to satisfy their appetite for creative, convenient cuisine.


Campbell's Kitchen
Recipes
Cooking Solutions
Community
Eating Smart
Savings Center
Recipe Navigator
Buffalo Burgers

"What's for Dinner?"

More than 1 million visitors a month are finding ways to expand their cooking repertoire or stretch their food dollars on the new CampbellsKitchen.com website, which features more than 3,000 recipes with *Campbell's* condensed soups, *Pace* and *Prego* sauces and more. We're also piloting mobile platforms in the U.S. and Canada, taking recipes to consumers' laptops and smart phones and beyond.

Meal Makers


SWANSON
100% Natural
Chicken Broth
99% FAT FREE • NO MSG Added
SWANSON
Cooking
STOCK
BEEF
Lacroix
Bouillon
du Chef
TOUCH of TASTE
Campbell's
REAL
STOCK
Chicken

Flavorful Cooking in Any Language

Regardless of cultural or culinary preferences, home cooks worldwide rely on broth to transform ordinary dishes into flavorful meals. From *Swanson* broths and stocks in North America, to *Swanson* broth in Hong Kong and China, to *Campbell's Real Stock* in Australia, to *Lacroix* bouillon and *Touch of Taste* liquid seasonings in Europe — these versatile ingredients make it easy to add flavor to rice or vegetables to create unique soups and sauces, or prepare regional favorites.


Campbell's
ДОМАШНЯЯ КЛАССИКА
ЗАПРАВКА
ДЛЯ БОРЩА

Making Russian Soups Natural, Tasty — and Easier

Joining our Russian concentrated broths, *Campbell's Domashnaya Klassika* Zapravka finds a new way to deliver convenience. With this stir-fried vegetable product made with 100 percent natural ingredients, Russian consumers can prepare homemade soups without chopping and frying vegetables. They can choose from three varieties: everyday soup, borsch and solyanka.




100% Natural
Prego
ITALIAN SAUCE
VEGGIE
Smart
Chunky & Savory

More Veggies, More Ways

Our new *Prego Veggie Smart* sauces, in chunky and smooth varieties, deliver nearly 50 percent of the daily recommended servings of vegetables in every half-cup.

Moreover, It's a Pour Over

Campbell is unlocking the versatility of *Campbell's Chunky* soup with an innovative recipe. The idea? Pour *Campbell's Chunky* soup over rice, mashed potatoes, noodles, biscuits or baked potatoes, for an easy dinner under $4. The *Campbell's Chunky* pour over is a quick way to create an affordable, nourishing meal your family will love. Check out chunky.com for more than 30 *Campbell's Chunky* soup dinner ideas.


Campbell's
CHUNKY
Soup That Eats Like A Meal
SIRLOIN BURGER
WITH COUNTRY VEGETABLES
MADE WITH
LEAN
MEAT
FULL SERVING OF
VEGETABLES

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

The following information is provided to reconcile certain non-GAAP financial measures disclosed in the Letter to Shareowners to reported earnings results. The company believes that financial information excluding certain transactions not considered to be part of the ongoing business improves the comparability of year-to-year earnings results. Consequently, the company believes that investors may be able to better understand its earnings results if these transactions are excluded from the results. These non-GAAP financial measures are measures of performance not defined by accounting principles generally accepted in the United States and should be considered in addition to, not in lieu of, GAAP reported measures.

	2010		2009		Earnings % Change	EPS % Change
(dollars in millions, except per share amounts)	**Earnings Impact**	**Diluted EPS Impact**	Earnings Impact	Diluted EPS Impact	2010/2009	2010/2009
Net earnings, as reported	**$ 844**	**$ 2.42**	$ 736	$ 2.05		
Continuing Operations						
Earnings from continuing operations, as reported	**$ 844**	**$ 2.42**	$ 732	$ 2.03		
Restructuring charges and related costs[1]	**8**	**0.02**	15	0.04		
Impairment charge on intangible assets[2]	**—**	**—**	47	0.13		
Tax expense from health care legislation[3]	**10**	**0.03**	—	—		
Adjusted Earnings from continuing operations	**$ 862**	**$ 2.47**	$ 794	$ 2.21	9%	12%
Discontinued Operations						
Earnings from discontinued operations, as reported	**$ —**	**$ —**	$ 4	0.01		
Tax benefit from the sale of Godiva Chocolatier[4]	**—**	**—**	(4)	(0.01)		
Adjusted Earnings from discontinued operations	**$ —**	**$ —**	$ —	$ —		
Adjusted Net earnings	**$ 862**	**$ 2.47**	$ 794	$ 2.21	9%	12%

1 In 2009, the company recorded $15 after-tax restructuring-related costs associated with the 2008 initiatives to improve operational efficiency and long-term profitability, including selling certain salty snack food brands and assets in Australia, closing certain production facilities in Australia and Canada, and streamlining the company's management structure. In 2010, the company recorded an $8 after-tax restructuring charge associated with the 2008 initiatives.

2 In 2009, the company recorded a $47 after-tax impairment charge related to certain European trademarks.

3 In 2010, the company recorded deferred tax expense of $10 due to the enactment of U.S. health care legislation.

4 In 2009, the company recorded a $4 tax benefit related to the sale of the Godiva Chocolatier business.

BOARD OF DIRECTORS

(As of October 1, 2010)

Paul R. Charron
Chairman of Campbell Soup Company,
Retired Chairman and Chief Executive Officer
of Liz Claiborne, Inc.

Douglas R. Conant
President and Chief Executive Officer
of Campbell Soup Company[3]

Edmund M. Carpenter
Retired President and Chief Executive Officer
of Barnes Group, Inc.[2, 3]

Bennett Dorrance
Private Investor and Chairman
and Managing Director of DMB Associates[2, 4]

Harvey Golub
Former Chairman of Campbell Soup Company,
Retired Chairman and Chief Executive Officer
of American Express Company[2, 3]

Lawrence C. Karlson
Former Chairman and Chief Executive Officer
of Berwind Financial Corporation[1, 3]

Randall W. Larrimore
Retired President and Chief Executive Officer
of United Stationers, Inc.[1, 4]

Mary Alice D. Malone
Private Investor and President of Iron Spring Farm, Inc.[3, 4]

Sara Mathew
Chairman and Chief Executive Officer
of The Dun & Bradstreet Corporation[1, 2]

Denise M. Morrison
Executive Vice President and Chief Operating Officer
of Campbell Soup Company

William D. Perez
Retired President and Chief Executive Officer
of Wm. Wrigley Jr. Company[1, 4]

Charles R. Perrin
Non-executive Chairman
of Warnaco Group, Inc.[1, 2]

A. Barry Rand
Chief Executive Officer of AARP[2, 3]

Nick Shreiber
Retired President and Chief Executive Officer
of Tetra Pak Group[3, 4]

Archbold D. van Beuren
Retired Senior Vice President of Campbell Soup Company[3]

Les C. Vinney
Retired President and Chief Executive Officer
of STERIS Corporation[1, 4]

Charlotte C. Weber
Private Investor and Chief Executive Officer
of Live Oak Properties[2, 4]

Committees
1 Audit
2 Compensation & Organization
3 Finance & Corporate Development
4 Governance

OFFICERS

(As of October 1, 2010)

Douglas R. Conant
President and Chief Executive Officer

Denise M. Morrison
Executive Vice President and Chief Operating Officer

Mark Alexander
Senior Vice President and President –
Campbell International

Irene Chang Britt
Senior Vice President – Chief Strategy Officer

Jerry S. Buckley
Senior Vice President – Public Affairs

Sean Connolly
Senior Vice President and President –
North America Soup, Sauces and Beverages

Anthony P. DiSilvestro
Senior Vice President – Finance

George Dowdie
Senior Vice President –
Global Research & Development and Quality

M. Carl Johnson, III
Senior Vice President and Senior Advisor to the CEO

Ellen Oran Kaden
Senior Vice President –
Law and Government Affairs

Larry McWilliams
Senior Vice President –
International Business Development

B. Craig Owens
Senior Vice President – Chief Financial Officer
and Chief Administrative Officer

Nancy A. Reardon
Senior Vice President and Chief Human Resources
and Communications Officer

Joseph C. Spagnoletti
Senior Vice President and
Chief Information Officer

David R. White
Senior Vice President – Global Supply Chain

Patrick J. Callaghan
Vice President and President –
Pepperidge Farm

Kathleen M. Gibson
Vice President and Corporate Secretary

Richard J. Landers
Vice President – Taxes

Ashok Madhavan
Vice President and Treasurer

William J. O'Shea
Vice President – Finance & Strategy –
North America Soup, Sauces and Beverages

SHAREOWNER INFORMATION

World Headquarters

Campbell Soup Company
1 Campbell Place
Camden, NJ 08103
(856) 342-4800
(856) 342-3878 (Fax)

Stock Exchange Listings

New York
Ticker Symbol: CPB

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
1-800-780-3203

Independent Accountants

PricewaterhouseCoopers LLP
Two Commerce Square
Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042

Dividends

Campbell has paid dividends since the company became public in 1954. Dividends are normally paid quarterly, near the end of January, April, July and October.

A dividend reinvestment plan is available to shareowners. For information about dividends or the dividend reinvestment plan, write to Dividend Reinvestment Plan Agent, Campbell Soup Company, P.O. Box 43078, Providence, RI 02940-3078. Or call: (781) 575-2723 or 1-800-780-3203.

Annual Meeting

The Annual Meeting of Shareowners will be held on November 18, 2010 at 2:00 p.m. Eastern Time at the Heritage Center, 7593 Gathering Drive, Reunion, Florida 34747.

Publications

For copies of the Annual Report or the SEC Form 10-K or other financial information, write to Investor Relations at the World Headquarters address, or call 1-800-840-2865 or visit our worldwide website at www.campbellsoupcompany.com.

For copies of Campbell's 2010 Corporate Social Responsibility Report, write to Dave Stangis, Vice President – Corporate Social Responsibility at csr_feedback@campbellsoup.com.

Information Sources

Inquiries regarding our products may be addressed to Campbell's Consumer Response Center at the World Headquarters address or call 1-800-257-8443.

Investors and financial analysts may contact Jennifer Driscoll, Vice President – Investor Relations, at the World Headquarters address or call (856) 342-6081.

Media and public relations inquiries should be directed to Anthony Sanzio, Group Director – Corporate and Brand Communications, at the World Headquarters address or call (856) 968-4390.

Communications concerning share transfer, lost certificates, dividends and change of address, should be directed to Computershare Trust Company, N.A., 1-800-780-3203.

Shareowner Information Service

For the latest quarterly business results, or other information requests such as dividend dates, shareowner programs or product news, call 1-800-840-2865. Shareowner information is also available on our worldwide website at www.campbellsoupcompany.com.

Campbell Brands

Product trademarks owned or licensed by Campbell Soup Company and/or its subsidiaries appearing in the narrative text of this report are italicized.


FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C020268

The papers, paper mills and printer utilized in the production of this Annual Report are all certified for Forest Stewardship Council (FSC) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. The report is printed on Mohawk Navajo, a 20% post-consumer waste recycled paper, manufactured with certified, nonpolluting, wind-generated electricity. This report was printed by Sandy Alexander, Inc., which uses 100% renewable wind energy. Additionally, Sandy Alexander has implemented technologies and processes to substantially reduce the volatile organic compound (VOC) content of inks, coatings and solutions, and invested in equipment to capture and recycle virtually all VOC emissions from its press operations.

To learn more about our initiatives, please view our online investor site and CSR report at:

CAMPBELLSOUPCOMPANY.COM


Campbell's


Campbell's
V8
Pepperidge Farm
Arnott's
Erasco
Liebig
Prego
Swanson
StockPot
Pace

1 Campbell Place, Camden, NJ 08103-1799
campbellsoupcompany.com

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K


SEC Mail
Processing
RECEIVED
Section
189

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended	**Commission File Number**
August 1, 2010	**1-3822**



CAMPBELL SOUP COMPANY

New Jersey	**21-0419870**
State of Incorporation	*I.R.S. Employer Identification No.*

1 Campbell Place
Camden, New Jersey 08103-1799
Principal Executive Offices
Telephone Number: (856) 342-4800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Capital Stock, par value $.0375	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

As of January 29, 2010 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of capital stock held by non-affiliates of the registrant was approximately $6,473,498,636. There were 335,995,511 shares of capital stock outstanding as of September 15, 2010.

Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareowners to be held on November 18, 2010, are incorporated by reference into Part III.

Table of Contents

PART I

Item 1. *Business*

The Company

Campbell Soup Company ("Campbell" or the "company"), together with its consolidated subsidiaries, is a global manufacturer and marketer of high-quality, branded convenience food products. Campbell was incorporated as a business corporation under the laws of New Jersey on November 23, 1922; however, through predecessor organizations, it traces its heritage in the food business back to 1869. The company's principal executive offices are in Camden, New Jersey 08103-1799.

The company's operations are organized and reported in the following segments: U.S. Soup, Sauces and Beverages; Baking and Snacking; International Soup, Sauces and Beverages; and North America Foodservice. The segments are discussed in greater detail below.

U.S. Soup, Sauces and Beverages

The U.S. Soup, Sauces and Beverages segment comprises the U.S. retail business, including the following products: *Campbell's* condensed and ready-to-serve soups; *Swanson* broth, stocks and canned poultry; *Prego* pasta sauce; *Pace* Mexican sauce; *Campbell's* canned pasta, gravies, and beans; *V8* vegetable juices; *V8 V-Fusion* juices and beverages; *V8 Splash* juice drinks; and *Campbell's* tomato juice.

Baking and Snacking

The Baking and Snacking segment includes the following businesses: *Pepperidge Farm* cookies, crackers, bakery and frozen products in U.S. retail; and *Arnott's* biscuits in Australia and Asia Pacific. As previously disclosed in May 2008, the company completed the divestiture of certain salty snack food brands and assets in Australia, which were historically included in this segment.

International Soup, Sauces and Beverages

The International Soup, Sauces and Beverages segment includes the soup, sauce and beverage businesses outside of the United States, including Europe, Latin America, the Asia Pacific region, as well as the emerging markets of Russia and China, and the retail business in Canada. The segment's operations include *Erasco* and *Heisse Tasse* soups in Germany, *Liebig* and *Royco* soups in France, *Devos Lemmens* mayonnaise and cold sauces and *Campbell's* and *Royco* soups in Belgium, and *Blå Band* soups and sauces in Sweden. In Asia Pacific, operations include *Campbell's* soup and stock, *Swanson* broths, *V8* beverages and *Prego* pasta sauce. In Canada, operations include *Habitant* and *Campbell's* soups, *Prego* pasta sauce, *Pace* Mexican sauce, *V8* beverages and certain Pepperidge Farm products. The French sauce and mayonnaise business, which was marketed under the *Lesieur* brand and divested on September 29, 2008, was historically included in this segment.

North America Foodservice

The North America Foodservice segment includes the company's Away From Home operations, which represent the distribution of products such as soup, specialty entrees, beverage products, other prepared foods and Pepperidge Farm products through various food service channels in the United States and Canada.

Ingredients and Packaging

The ingredients and packaging required for the manufacture of the company's food products are purchased from various suppliers. These items are subject to fluctuations in price attributable to a number of factors, including changes in crop size, cattle cycles, product scarcity, demand for raw materials, energy costs, government-sponsored agricultural programs, import and export requirements and weather conditions (including the potential effects of climate change) during the growing and harvesting seasons. To help reduce some of this price volatility, the company uses a combination of purchase orders, short- and long-term contracts and various commodity risk management tools for most of its ingredients and packaging. Ingredient inventories are at a peak during the late fall and decline during the winter and spring. Since many ingredients of suitable quality are available in sufficient quantities only at certain seasons, the company makes commitments for the purchase of such ingredients during their respective seasons. At this time, the company does not anticipate any material restrictions on availability or shortages of ingredients or packaging that would have a significant impact on the company's businesses. For information on the impact of inflation on the company, see "Management's Discussion and Analysis of Results of Operations and Financial Condition."

Customers

In most of the company's markets, sales activities are conducted by the company's own sales force and through broker and distributor arrangements. In the United States, Canada and Latin America, the company's products are generally resold to consumers in retail food chains, mass discounters, mass merchandisers, club stores, convenience stores, drug stores, dollar stores and other retail, commercial and non-commercial establishments. In Europe, the company's products are generally resold to consumers in retail food chains, mass discounters, mass merchandisers, club stores, convenience stores and other retail, commercial and non-commercial establishments. In the Asia Pacific region, the company's products are generally resold to consumers through retail food chains, convenience stores and other retail, commercial and non-commercial establishments. The company makes shipments promptly after receipt and acceptance of orders.

The company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 18% of the company's consolidated net sales in fiscal 2010 and fiscal 2009, and 16% in fiscal 2008. All of the company's segments sold products to Wal-Mart Stores, Inc. or its affiliates. No other customer accounted for 10% or more of the company's consolidated net sales.

Trademarks and Technology

As of September 15, 2010, the company owned over 4,100 trademark registrations and applications in over 160 countries and believes that its trademarks are of material importance to its business. Although the laws vary by jurisdiction, trademarks generally are valid as long as they are in use and/or their registrations are properly maintained and have not been found to have become generic. Trademark registrations generally can be renewed indefinitely as long as the trademarks are in use. The company believes that its principal brands, including *Campbell's*, *Erasco*, *Liebig*, *Pepperidge Farm*, *Goldfish*, *V8*, *Pace*, *Prego*, *Swanson*, and *Arnott's,* are protected by trademark law in the major markets where they are used. In addition, some of the company's products are sold under brands that have been licensed from third parties.

Although the company owns a number of valuable patents, it does not regard any segment of its business as being dependent upon any single patent or group of related patents. In addition, the company owns copyrights, both registered and unregistered, and proprietary trade secrets, technology, know-how processes, and other intellectual property rights that are not registered.

Competition

The company experiences worldwide competition in all of its principal products. This competition arises from numerous competitors of varying sizes, including producers of generic and private label products, as well as from manufacturers of other branded food products, which compete for trade merchandising support and consumer dollars. As such, the number of competitors cannot be reliably estimated. The principal areas of competition are brand recognition, quality, price, advertising, promotion, convenience and service.

Working Capital

For information relating to the company's cash and working capital items, see "Management's Discussion and Analysis of Results of Operations and Financial Condition."

Capital Expenditures

During fiscal 2010, the company's aggregate capital expenditures were $315 million. The company expects to spend approximately $300 million for capital projects in fiscal 2011. Major fiscal 2011 capital projects include continued enhancement of the company's corporate headquarters in Camden, New Jersey, an upgrade to the company's research and development capabilities and the upgrade of certain manufacturing equipment at various facilities in the U.S.

Research and Development

During the last three fiscal years, the company's expenditures on research activities relating to new products and the improvement and maintenance of existing products for continuing operations were $123 million in 2010, $114 million in 2009, and $115 million in 2008. The increase from 2009 to 2010 was primarily due to an increase in compensation and benefit costs, costs associated with an initiative to simplify the soup-making process in North America, and the impact of currency. The decrease from 2008 to 2009 was primarily due to the impact of currency. The company conducts this research primarily at its headquarters in Camden, New Jersey, although important research is undertaken at various other locations inside and outside the United States.

Environmental Matters

The company has requirements for the operation and design of its facilities that meet or exceed applicable environmental rules and regulations. Of the company's $315 million in capital expenditures made during fiscal 2010, approximately $10 million was for compliance with environmental laws and regulations in the United States. The company further estimates that approximately $7 million of the capital expenditures anticipated during fiscal 2011 will be for compliance with United States environmental laws and regulations. The company believes that continued compliance with existing environmental laws and regulations will not have a material effect on capital expenditures, earnings or the competitive position of the company.

Seasonality

Demand for the company's products is somewhat seasonal, with the fall and winter months usually accounting for the highest sales volume due primarily to demand for the company's soup products. Demand for the company's sauce, beverage, baking and snacking products, however, is generally evenly distributed throughout the year.

Employees

On August 1, 2010, there were approximately 18,400 employees of the company.

Financial Information

For information with respect to revenue, operating profitability and identifiable assets attributable to the company's business segments and geographic areas, see Note 6 to the Consolidated Financial Statements.

Company Website

The company's primary corporate website can be found at www.campbellsoupcompany.com. The company makes available free of charge at this website (under the "Investor Center — Financial Information — SEC Filings" caption) all of its reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, including its annual report on Form 10-K, its quarterly reports on Form 10-Q and its current reports on Form 8-K. These reports are made available on the website as soon as reasonably practicable after their filing with, or furnishing to, the Securities and Exchange Commission.

Item 1A. *Risk Factors*

In addition to the factors discussed elsewhere in this Report, the following risks and uncertainties could materially adversely affect the company's business, financial condition and results of operations. Additional risks and uncertainties not presently known to the company or that the company currently deems immaterial also may impair the company's business operations and financial condition.

The company operates in a highly competitive industry

The company operates in the highly competitive food industry and experiences worldwide competition in all of its principal products. The principal areas of competition are brand recognition, quality, price, advertising, promotion, convenience and service. A number of the company's primary competitors have substantial financial, marketing and other resources. A strong competitive response from one or more of these competitors to the company's marketplace efforts, or a consumer shift towards private label offerings, could result in the company reducing pricing, increasing marketing or other expenditures, and/or losing market share.

The company faces risks related to recession, financial and credit market disruptions and other economic conditions

Customer and consumer demand for the company's products may be impacted by recession or other economic downturns in the United States or other nations. Similarly, disruptions in financial and credit markets may impact the company's ability to manage normal commercial relationships with its customers, suppliers and creditors. In addition, changes in any one of the following factors in the United States or other nations, whether due to recession, financial and credit market disruptions or other reasons, could impact the company: tax rates, interest rates or equity markets.

Increased regulation could adversely affect the company's business or financial results

The manufacture and marketing of food products is extensively regulated. The primary areas of regulation include the processing, packaging, storage, distribution, advertising, labeling, quality and safety of the company's food products, as well as the health and safety of the company's employees and the protection of the environment. In the United States, the company is subject to regulation by various government agencies, including the Food and Drug Administration, the U.S. Department of Agriculture, the Federal Trade Commission, the Occupational Safety and Health Administration and the Environmental Protection Agency, as well as various state and local agencies. The company is also regulated by similar agencies outside the United States and by voluntary organizations, such as the National Advertising Division and the Children's Food and Beverage Advertising Initiative of the Council of Better Business Bureaus. Changes in regulatory requirements (such as proposed requirements designed to enhance food safety or restrict food marketing), or evolving interpretations of existing regulatory requirements, may result in increased compliance cost, capital expenditures and other financial obligations that could adversely affect the company's business or financial results.

Fluctuations in foreign currency exchange rates could adversely affect the company's results

The company holds assets and incurs liabilities, earns revenue, and pays expenses in a variety of currencies other than the U.S. dollar, primarily the Australian dollar, Canadian dollar, and the euro. The company's consolidated financial statements are presented in U.S. dollars, and therefore the company must translate its assets, liabilities, revenue, and expenses into U.S. dollars for external reporting purposes. As a result, changes in the value of the U.S. dollar may materially and negatively affect the value of these items in the company's consolidated financial statements, even if their value has not changed in their original currency.

The company's results may be adversely impacted by increases in the price of raw and packaging materials

The raw and packaging materials used in the company's business include tomato paste, grains, beef, poultry, vegetables, steel, glass, paper and resin. Many of these materials are subject to price fluctuations from a number of factors, including product scarcity, demand for raw materials, commodity market speculation, energy costs, currency fluctuations, weather conditions (including the potential effects of climate change), import and export requirements and changes in government-sponsored agricultural programs. To the extent any of these factors result in an increase in raw and packaging material prices, the company may not be able to offset such increases through productivity or price increases or through its commodity hedging activity.

The company's results are dependent on successful marketplace initiatives and acceptance by consumers of the company's products

The company's results are dependent on successful marketplace initiatives and acceptance by consumers of the company's products. The company's product introductions and product improvements, along with its other marketplace initiatives, are designed to capitalize on customer or consumer trends. In order to remain successful, the company must anticipate and react to these trends and develop new products or processes to address them. While the company devotes significant resources to meeting this goal, the company may not be successful in developing new products or processes, or its new products or processes may not be accepted by customers or consumers.

The company may be adversely impacted by increased liabilities and costs related to its defined benefit pension plans

The company sponsors a number of defined benefit pension plans for employees in the United States and various foreign locations. The major defined benefit pension plans are funded with trust assets invested in a globally diversified portfolio of securities and other investments. Changes in regulatory requirements or the market value of plan assets, investment returns, interest rates and mortality rates may affect the funded status of the company's defined benefit pension plans and cause volatility in the net periodic benefit cost, future funding requirements of the plans and the funded status as recorded on the balance sheet. A significant increase in the company's obligations or future funding requirements could have a material adverse effect on the financial results of the company.

The company may be adversely impacted by the increased significance of some of its customers

The retail grocery trade continues to consolidate. These consolidations have produced large, sophisticated customers with increased buying power and negotiating strength who may seek lower prices or increased promotional programs funded by their suppliers. These customers may also in the future use more of their shelf space, currently used for the company's products, for their private label products. If the company is unable to use its scale, marketing expertise, product innovation and category leadership positions to respond to these customer initiatives, the company's business or financial results could be negatively impacted. In addition, the disruption of sales to any of the company's large customers for an extended period of time could adversely affect the company's business or financial results.

The company may be adversely impacted by inadequacies in, or failure of, its information technology systems

Each year the company engages in several billion dollars of transactions with its customers and vendors. Because the amount of dollars involved is so significant, the company's information technology resources must provide connections among its marketing, sales, manufacturing, logistics, customer service, and accounting functions. If the company does not allocate and effectively manage the resources necessary to build and sustain an appropriate technology infrastructure and to maintain the related computerized and manual control processes, the company's business or financial results could be negatively impacted.

The company may not properly execute, or realize anticipated cost savings or benefits from, its ongoing supply chain, information technology or other initiatives

The company's success is partly dependent upon properly executing, and realizing cost savings or other benefits from, its ongoing supply chain, information technology and other initiatives. These initiatives are primarily designed to make the company more efficient in the manufacture and distribution of its products, which is necessary in the company's highly competitive industry. These initiatives are often complex, and a failure to implement them properly may, in addition to not meeting projected cost savings or benefits, result in an interruption to the company's sales, manufacturing, logistics, customer service or accounting functions.

Disruption to the company's supply chain could adversely affect its business

Damage or disruption to the company's suppliers or to the company's manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes, or other reasons could impair the company's ability to manufacture and/or sell its products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, could adversely affect the company's business or financial results.

The company may be adversely impacted by the failure to execute acquisitions and divestitures successfully

From time to time, the company undertakes acquisitions or divestitures. The success of any such acquisition or divestiture depends, in part, upon the company's ability to identify suitable buyers or sellers, negotiate favorable contractual terms and, in many cases, obtain governmental approval. For acquisitions, success is also dependent upon efficiently integrating the acquired business into the company's existing operations, successfully managing new risks associated with the acquired business and achieving expected returns and other benefits. Acquisitions outside the United States may present unique challenges or increase the company's exposure to risks associated with foreign operations, including foreign currency risks and the risks of complying with foreign regulations. Finally, for acquisitions, the company may incur substantial additional indebtedness, which could adversely impact its credit rating. In cases where acquisitions or divestitures are not successfully implemented or completed, the company's business or financial results could be negatively impacted.

The company's results may be impacted negatively by political conditions in the nations where the company does business

The company is a global manufacturer and marketer of high-quality, branded convenience food products. Because of its global reach, the company's performance may be impacted negatively by politically motivated factors, such as unfavorable changes in tariffs or export and import restrictions, in the nations where it does business. The company may also be impacted by political instability, civil disobedience, armed hostilities and terrorist acts in the nations where it does business.

If the company's food products become adulterated or are mislabeled, the company might need to recall those items and may experience product liability claims if consumers are injured

The company may need to recall some of its products if they become adulterated or if they are mislabeled. The company may also be liable if the consumption of any of its products causes injury. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory and lost sales due to the unavailability of product for a period of time. The company could also suffer losses from a significant product liability judgment against it. A significant product recall or product liability case could also result in adverse publicity, damage to the company's reputation and a loss of consumer confidence in the company's products. In addition, the company's results could be adversely affected if consumers lose confidence in the safety and quality of the company's products, ingredients or packaging, even in the absence of a recall or a product liability case. Adverse publicity about the company's products, whether or not valid, may discourage consumers from buying the company's products.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

The company's principal executive offices and main research facilities are company-owned and located in Camden, New Jersey. The following table sets forth the company's principal manufacturing facilities and the business segment that primarily uses each of the facilities:

Principal Manufacturing Facilities

Inside the U.S.

California
- Dixon (SSB)
- Sacramento (SSB)
- Stockton (SSB)

Connecticut
- Bloomfield (BS)

Florida
- Lakeland (BS)

Illinois
- Downers Grove (BS)

Michigan
- Marshall (SSB)

New Jersey
- South Plainfield (SSB)
- East Brunswick (BS)

North Carolina
- Maxton (SSB)

Ohio
- Napoleon (SSB/NAFS/ISSB)
- Willard (BS)

Pennsylvania
- Denver (BS)
- Downingtown (BS/NAFS)

South Carolina
- Aiken (BS)

Texas
- Paris (SSB/ISSB)

Utah
- Richmond (BS)

Washington
- Everett (NAFS)

Wisconsin
- Milwaukee (SSB)

Outside the U.S.

Australia
- Huntingwood (BS)
- Marleston (BS)
- Shepparton (ISSB)
- Virginia (BS)

Belgium
- Puurs (ISSB)

Canada
- Toronto (ISSB/NAFS)

France
- LePontet (ISSB)

Germany
- Luebeck (ISSB)

Indonesia
- Jawa Barat (BS)

Malaysia
- Selangor Darul Ehsan (ISSB)

Mexico
- Villagran (ISSB)

Netherlands
- Utrecht (ISSB)

Sweden
- Kristianstadt (ISSB)

SSB — U.S. Soup, Sauces and Beverages
BS — Baking and Snacking
ISSB — International Soup, Sauces and Beverages
NAFS — North America Foodservice

Each of the foregoing manufacturing facilities is company-owned, except that the Selangor Darul Ehsan, Malaysia, facility, and the East Brunswick, New Jersey, facility are leased. The Utrecht, Netherlands, facility is subject to a ground lease. The company has proposed the transfer of ownership of the Utrecht, Netherlands, facility to a third party in fiscal 2011 as part of a contract manufacturing arrangement. The company also operates retail bakery thrift stores in the United States and other plants, facilities and offices at various locations in the United States and abroad, including additional executive offices in Norwalk, Connecticut, Puurs, Belgium, and North Strathfield, Australia. The Wauseon, Ohio, facility was closed and sold in fiscal 2010, and the Guasave, Mexico, facility was closed in fiscal 2010.

Management believes that the company's manufacturing and processing plants are well maintained and are generally adequate to support the current operations of the businesses.

Item 3. *Legal Proceedings*

None.

Item 4. ***Removed and Reserved***

Executive Officers of the Company

The following list of executive officers, effective as of October 1, 2010, is included as an item in Part III of this Form 10-K:

Name	Title	Age	Year First Appointed Executive Officer
Mark R. Alexander	Senior Vice President	46	2009
Irene Chang Britt	Senior Vice President	47	2010
Patrick J. Callaghan	Vice President	59	2007
Douglas R. Conant	President and Chief Executive Officer	59	2001
Sean M. Connolly	Senior Vice President	45	2008
Anthony P. DiSilvestro	Senior Vice President — Finance	51	2004
Ellen Oran Kaden	Senior Vice President — Law and Government Affairs	59	1998
Denise M. Morrison	Executive Vice President and Chief Operating Officer	56	2003
B. Craig Owens	Senior Vice President — Chief Financial Officer and Chief Administrative Officer	56	2008
Nancy A. Reardon	Senior Vice President	58	2004
David R. White	Senior Vice President	55	2004

Irene Chang Britt served as Senior Vice President and General Manager of Kraft Foods' Post cereal division prior to joining the company in 2005. B. Craig Owens served as Executive Vice President and Chief Financial Officer of the Delhaize Group prior to joining the company in 2008. The company has employed Mark R. Alexander, Patrick J. Callaghan, Douglas R. Conant, Sean M. Connolly, Anthony P. DiSilvestro, Ellen Oran Kaden, Denise M. Morrison, Nancy A. Reardon, and David R. White in an executive or managerial capacity for at least five years.

There is no family relationship among any of the company's executive officers or between any such officer and any director that is first cousin or closer. All of the executive officers were elected at the November 2009 meeting of the Board of Directors, other than Irene Chang Britt who was elected at the September 2010 meeting.

PART II

Item 5. ***Market for Registrant's Capital Stock, Related Shareowner Matters and Issuer Purchases of Equity Securities***

Market for Registrant's Capital Stock

The company's capital stock is listed and principally traded on the New York Stock Exchange. The company's capital stock is also listed on the SWX Swiss Exchange, although the company's request to delist its capital stock from the SWX Swiss Exchange has been approved effective December 7, 2010. On September 15, 2010, there were 26,190 holders of record of the company's capital stock. Market price and dividend information with respect to the company's capital stock are set forth in Note 20 to the Consolidated Financial Statements. Future dividends will be dependent upon future earnings, financial requirements and other factors.

Return to Shareowners* Performance Graph

The following graph compares the cumulative total shareowner return (TSR) on the company's stock with the cumulative total return of the Standard & Poor's Packaged Foods Index (the "S&P Packaged Foods Group") and the Standard & Poor's 500 Stock Index (the "S&P 500"). The graph assumes that $100 was invested on July 29, 2005, in each of company stock, the S&P Packaged Foods Group and the S&P 500, and that all dividends were reinvested. The total cumulative dollar returns shown on the graph represent the value that such investments would have had on July 30, 2010.


DOLLARS
150
100
50
0
2005
2006
2007
2008
2009
2010
Campbell
S&P 500
S&P Packaged Foods Group

* Stock appreciation plus dividend reinvestment.

	2005	2006	2007	2008	2009	2010
Campbell	100	122	127	124	111	**133**
S&P 500	100	106	123	108	87	**99**
S&P Packaged Foods Group	100	101	115	119	109	**127**

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(3)	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs ($ in Millions)(3)
5/3/10 — 5/31/10	750,679(4)	$35.60(4)	337,500	$605
6/1/10 — 6/30/10	1,756,664(5)	$36.60(5)	716,250	$579
7/1/10 — 8/1/10	1,816,620(6)	$36.03(6)	821,181	$550
Total	4,323,963	$36.18	1,874,931	$550

(1) Includes (i) 2,441,069 shares repurchased in open-market transactions to offset the dilutive impact to existing shareowners of issuances under the company's stock compensation plans, and (ii) 7,963 shares owned and tendered by employees to satisfy tax withholding obligations on the vesting of restricted shares. Unless otherwise indicated, shares owned and tendered by employees to satisfy tax withholding obligations were purchased at the closing price of the company's shares on the date of vesting.

(2) Average price paid per share is calculated on a settlement basis and excludes commission.

(3) During the fourth quarter of fiscal 2010, the company had one publicly announced share repurchase program. Under this program, which was announced on June 30, 2008, the company's Board of Directors authorized the purchase of up to $1.2 billion of company stock through the end of fiscal 2011. In addition to the publicly announced share repurchase program, the company will continue to purchase shares, under separate authorization, as part of its practice of buying back shares sufficient to offset shares issued under incentive compensation plans.

(4) Includes (i) 412,500 shares repurchased in open-market transactions at an average price of $35.60 to offset the dilutive impact to existing shareowners of issuances under the company's stock compensation plans, and (ii) 679 shares owned and tendered by employees at an average price per share of $35.36 to satisfy tax withholding requirements on the vesting of restricted shares.

(5) Includes (i) 1,037,750 shares repurchased in open-market transactions at an average price of $36.62 to offset the dilutive impact to existing shareowners of issuances under the company's stock compensation plans, and (ii) 2,664 shares owned and tendered by employees at an average price per share of $36.16 to satisfy tax withholding requirements on the vesting of restricted shares.

(6) Includes (i) 990,819 shares repurchased in open-market transactions at an average price of $36.01 to offset the dilutive impact to existing shareowners of issuances under the company's stock compensation plans, and (ii) 4,620 shares owned and tendered by employees at an average price per share of $35.81 to satisfy tax withholding requirements on the vesting of restricted shares.

Item 6. *Selected Financial Data*

FIVE-YEAR REVIEW — CONSOLIDATED

Fiscal Year	2010(1)	2009(2)	2008(3)	2007(4)	2006(5)
		(Millions, except per share amounts)			
Summary of Operations					
Net sales	**$7,676**	$7,586	$7,998	$7,385	$6,894
Earnings before interest and taxes	**1,348**	1,185	1,098	1,243	1,097
Earnings before taxes	**1,242**	1,079	939	1,099	947
Earnings from continuing operations	**844**	732	671	792	720
Earnings from discontinued operations	**—**	4	494	62	46
Net earnings	**844**	736	1,165	854	766
Financial Position					
Plant assets — net	**$2,051**	$1,977	$1,939	$2,042	$1,954
Total assets	**6,276**	6,056	6,474	6,445	7,745
Total debt	**2,780**	2,624	2,615	2,669	3,213
Total equity	**929**	731	1,321	1,298	1,770
Per Share Data					
Earnings from continuing operations — basic	**$ 2.44**	$ 2.05	$ 1.77	$ 2.02	$ 1.75
Earnings from continuing operations — assuming dilution	**2.42**	2.03	1.75	1.99	1.73
Net earnings — basic	**2.44**	2.06	3.06	2.18	1.86
Net earnings — assuming dilution	**2.42**	2.05	3.03	2.14	1.84
Dividends declared	**1.075**	1.00	0.88	0.80	0.72
Other Statistics					
Capital expenditures	**$ 315**	$ 345	$ 298	$ 334	$ 309
Weighted average shares outstanding	**340**	352	373	386	407
Weighted average shares outstanding — assuming dilution	**343**	354	377	392	411

In the first quarter of fiscal 2010, the company adopted and retrospectively applied new accounting guidance related to a noncontrolling interest in a subsidiary. The guidance requires a noncontrolling interest in a subsidiary to be classified as a separate component of total equity.

In the first quarter of fiscal 2010, the company adopted and retrospectively applied new accounting guidance related to the calculation of earnings per share. The retrospective application of the provision resulted in the following reductions to basic and diluted earnings per share:

	2009		2008		2007		2006	
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Continuing operations	$(.03)	$(.01)	$(.03)	$(.01)	$(.03)	$(.01)	$(.02)	$(.01)
Net earnings	$(.03)	$(.01)	$(.06)	$(.03)	$(.03)	$(.02)	$(.02)	$(.01)

(All per share amounts below are on a diluted basis)

The 2008 fiscal year consisted of fifty-three weeks. All other periods had fifty-two weeks.

(1) The 2010 earnings from continuing operations were impacted by the following: a restructuring charge of $8 ($.02 per share) for pension benefit costs associated with the 2008 initiatives to improve operational efficiency and long-term profitability and $10 ($.03 per share) to reduce deferred tax assets as a result of the U.S. health care legislation enacted in March 2010.

(2) The 2009 earnings from continuing operations were impacted by the following: an impairment charge of $47 ($.13 per share) related to certain European trademarks and $15 ($.04 per share) of restructuring-related costs associated with the 2008 initiatives to improve operational efficiency and long-term profitability. The 2009

results of discontinued operations represented a $4 ($.01 per share) tax benefit related to the sale of the Godiva Chocolatier business.

(3) The 2008 earnings from continuing operations were impacted by the following: a $107 ($.28 per share) restructuring charge and related costs associated with initiatives to improve operational efficiency and long-term profitability and a $13 ($.03 per share) benefit from the favorable resolution of a tax contingency. The 2008 results of discontinued operations included a $462 ($1.20 per share) gain from the sale of the Godiva Chocolatier business.

(4) The 2007 earnings from continuing operations were impacted by the following: a $13 ($.03 per share) benefit from the reversal of legal reserves due to favorable results in litigation; a $25 ($.06 per share) benefit from a tax settlement of bilateral advance pricing agreements; and a $14 ($.04 per share) gain from the sale of an idle manufacturing facility. The 2007 results of discontinued operations included a $24 ($.06 per share) gain from the sale of the businesses in the United Kingdom and Ireland and a $7 ($.02 per share) tax benefit from the resolution of audits in the United Kingdom. On July 29, 2007, the company adopted a new standard for accounting for defined benefit pension and other postretirement plans. As a result, total assets were reduced by $294, shareowners' equity was reduced by $230, and total liabilities were reduced by $64.

(5) The 2006 earnings from continuing operations were impacted by the following: a $60 ($.14 per share) benefit from the favorable resolution of a U.S. tax contingency; an $8 ($.02 per share) benefit from a change in inventory accounting method; incremental tax expense of $13 ($.03 per share) associated with the repatriation of non-U.S. earnings under the American Jobs Creation Act; and a $14 ($.03 per share) tax benefit related to higher levels of foreign tax credits, which could be utilized as a result of the sale of the businesses in the United Kingdom and Ireland. The 2006 results of discontinued operations included $56 of deferred tax expense due to book/tax basis differences and $5 of after-tax costs associated with the sale of the businesses (aggregate impact of $.15 per share).

Five-Year Review should be read in conjunction with the Notes to Consolidated Financial Statements.

Item 7. *Management's Discussion and Analysis of Results of Operations and Financial Condition*

Overview

Description of the Company

Campbell Soup Company is a global manufacturer and marketer of high-quality, branded convenience food products. The company is organized and reports in the following segments: U.S. Soup, Sauces and Beverages; Baking and Snacking; International Soup, Sauces and Beverages; and North America Foodservice. See Note 6 to the Consolidated Financial Statements for additional information on segments.

Key Strategies

The company's strategies for driving consistent and sustainable sales and earnings growth for long-term total shareowner value are:

1. grow its icon brands within simple meals, baked snacks and healthy beverages;
2. deliver higher levels of consumer satisfaction through superior innovation focused on wellness while providing good value, quality and convenience;
3. make its products more broadly available and relevant in existing and new markets, consumer segments and eating occasions;
4. strengthen its business through outside partnerships and acquisitions;
5. increase margins by improving price realization and company-wide total cost management;
6. improve overall organizational excellence, diversity and engagement; and
7. advance a powerful commitment to sustainability and corporate social responsibility.

Grow the company's icon brands within simple meals, baked snacks and healthy beverages. Campbell's overarching business strategy is to drive profitable growth by focusing on three large and growing categories — simple meals, baked snacks, and healthy beverages — in geographies where it has strong brands, leading share positions and regional scale. Most of the company's sales currently are attributable to the United States, Australia, Canada, France, Germany and Belgium. Its major brands in these categories and geographies include *Campbell's, Swanson, Pace, Prego, Liebig, Erasco, Pepperidge Farm, Arnott's,* and *V8.* The company intends to enhance the growth of its healthy beverages and baked snacks portfolio of businesses through increased innovation and marketing support. The company also expects to grow its simple meal businesses by increasing its focus on meal-makers, which are ingredients and components used to make a meal, such as broth, sauces and cooking soups, while continuing investments behind its condensed eating and ready-to-serve soups.

Deliver higher levels of consumer satisfaction through superior innovation focused on wellness while providing good value, quality and convenience. Consumers are seeking and will continue to seek products with a strong value-orientation and with health and wellness benefits. Campbell is pursuing initiatives designed to address these consumer trends and to drive strong levels of consumer satisfaction. For example, in fiscal 2011, building on the success of the *V8 V-Fusion* juice offerings, the company will introduce a number of new *V8 V-Fusion Plus Tea* products. In the baked snacks category, the company plans to continue upgrading the health credentials of its cracker (or savory biscuit) offerings. Responding to the consumer's value-oriented focus, *Campbell's* condensed soups will be relaunched with a new contemporary packaging design and an upgrade to the company's gravity-fed shelving system. In the ready-to-serve soup portfolio, a number of the company's offerings in the United States, Canada, Germany, France, Belgium and Australia will be enhanced. Finally, all of the company's *Campbell's*-branded U.S. soups will benefit from a unified advertising campaign focusing on the taste and nutritional attributes of the company's soup products.

Make the company's products more broadly available and relevant in existing and new markets, consumer segments and eating occasions. Campbell will pursue strategies designed to expand the availability and relevance of its products in existing and new markets, including new consumer segments and eating occasions. Campbell will continue to develop its businesses in the emerging markets of Russia and China. In addition, to capitalize on the global trend of more in-home meal preparation by consumers, the company will focus consumers on its extensive portfolio of meal-maker offerings, such as broths, sauces and cooking soups.

Strengthen the company's business through outside partnerships and acquisitions. Campbell continues to explore opportunities to accelerate sales and earnings growth through value-creating external development in its core and adjacent categories.

Increase margins by improving price realization and company-wide total cost management. Over the long term, the company is committed to increasing margins though a combination of pricing and cost management efforts. In fiscal 2010, with the assistance of a number of successful supply chain initiatives, costs per unit declined. Campbell will continue these efforts in fiscal 2011 by leveraging its new SAP enterprise-resource planning system and by simplifying the soup-making process in its North American manufacturing network. The company also will pursue efficiency initiatives in its selling and administrative costs.

Improve overall organizational excellence, diversity and engagement. Campbell is committed to building a world-class organization that is diverse, inclusive and engaged. In order to attract, develop and retain the best talent, the company focuses on manager quality, employee engagement, leadership behavior, employee affinity groups, workplace flexibility and employee wellness. As part of these efforts, the company recently opened a new 80,000-square foot employee center at its world headquarters in Camden, New Jersey.

Advance a powerful commitment to sustainability and corporate social responsibility (CSR). The company's commitment to sustainability and corporate social responsibility is centered around four key pillars: environmental performance, community outreach, workplace excellence, and the nutrition and wellness attributes of the company's products. The company has established long-term destination goals against each of these four pillars and developed strategies to attain these goals. The goals and strategies are described in the company's 2010 CSR report.

Executive Summary

This Executive Summary provides significant highlights from the discussion and analysis that follows.

- Net sales increased 1% in 2010 to $7.676 billion.
- Gross profit, as a percent of sales, increased to 41.0% from 39.9% a year ago, reflecting cost savings from productivity initiatives.
- Net earnings per share in 2010 were $2.42 compared to $2.05. The current year included $.05 per share of expense from items that impacted comparability. The prior year included net expense of $.16 per share from items that impacted comparability, as discussed below.
- For 2010, cash from operations decreased from $1.166 billion a year ago to $1.057 billion.
    - Pension fund contributions were $284 million in 2010 compared to $13 million in 2009.

Earnings from Continuing and Discontinued Operations — 2010 Compared with 2009

The following items impacted the comparability of net earnings and net earnings per share:

Continuing Operations

- In the third quarter of fiscal 2010, the company recorded deferred tax expense of $10 million, or $.03 per share, to reduce deferred tax assets as a result of the U.S. health care legislation enacted in March 2010. The law changed the tax treatment of subsidies to companies that provide prescription drug benefits to retirees;
- In the third quarter of fiscal 2010, the company recorded a restructuring charge of $12 million ($8 million after tax or $.02 per share) for pension benefit costs related to the previously announced initiatives to improve operational efficiency and long-term profitability. In fiscal 2009, the company recorded pre-tax restructuring-related costs of $22 million ($15 million after tax or $.04 per share) in Cost of products sold associated with the previously announced initiatives. See Note 7 to the Consolidated Financial Statements and "Restructuring Charges" for additional information; and
- In the fourth quarter of fiscal 2009, as part of the company's annual review of intangible assets, an impairment charge of $67 million ($47 million after tax or $.13 per share) was recorded in Other expense/(income) related to certain European trademarks, primarily in Germany and the Nordic region, used in the International Soup, Sauces and Beverages segment. See Note 5 to the Consolidated Financial Statements for additional information.

Discontinued Operations

- In the second quarter of fiscal 2009, the company recorded a $4 million tax benefit ($.01 per share) related to the sale of the Godiva Chocolatier business.

The items impacting comparability are summarized below:

	2010		2009	
	Earnings Impact	**EPS Impact**	**Earnings Impact**	**EPS Impact**
	(Millions, except per share amounts)			
Earnings from continuing operations	**$844**	**$2.42**	$732	$2.03
Earnings from discontinued operations	**$ —**	**$ —**	$ 4	$ .01
Net earnings(1)	**$844**	**$2.42**	$736	$2.05
Continuing operations:				
Deferred tax expense from U.S. health care legislation	**$ (10)**	**$ (.03)**	$ —	$ —
Restructuring charges and related costs	**(8)**	**(.02)**	(15)	(.04)
Impairment charge	**—**	**—**	(47)	(.13)
Discontinued operations:				
Tax benefit from the sale of Godiva Chocolatier business	**$ —**	**$ —**	$ 4	$ .01
Impact of significant items on net earnings	**$ (18)**	**$ (.05)**	$ (58)	$ (.16)

(1) The sum of the individual per share amounts does not equal due to rounding.

Earnings from continuing operations were $844 million in 2010 ($2.42 per share) and $732 million ($2.03 per share) in 2009. After adjusting for the items impacting comparability, Earnings from continuing operations increased primarily due to improved gross margin performance and the impact of currency, partially offset by lower sales volume. Earnings per share from continuing operations benefited from a reduction in the weighted average diluted shares outstanding, which was primarily due to share repurchases under the company's strategic share repurchase program.

Earnings from discontinued operations of $4 million in 2009 represented an adjustment to the tax liability associated with the sale of the Godiva Chocolatier business.

Earnings from Continuing and Discontinued Operations — 2009 Compared with 2008

Net earnings were $736 million in 2009 ($2.05 per share) and $1,165 million ($3.03 per share) in 2008.

In addition to the 2009 items that impacted comparability of net earnings and net earnings per share, the following items also impacted comparability:

Continuing Operations

- In fiscal 2008, the company recorded a pre-tax restructuring charge of $175 million ($102 million after tax or $.27 per share) and $7 million ($5 million after tax or $.01 per share) of accelerated depreciation in Cost of products sold. The aggregate impact was $182 million ($107 million after tax or $.28 per share) related to the initiatives. See Note 7 to the Consolidated Financial Statements and "Restructuring Charges" for additional information; and

- In the second quarter of fiscal 2008, the company recognized a non-cash tax benefit of $13 million ($.03 per share) from the favorable resolution of a state tax contingency in the United States.

Discontinued Operations

- In 2008, the company recognized a pre-tax gain of $698 million ($462 million after tax or $1.20 per share) from the sale of the Godiva Chocolatier business.

The items impacting comparability are summarized below:

	2009		2008	
	Earnings Impact	EPS Impact	Earnings Impact	EPS Impact
	(Millions, except per share amounts)			
Earnings from continuing operations	$732	$2.03	$ 671	$1.75
Earnings from discontinued operations	$ 4	$ .01	$ 494	$1.28
Net earnings(1)	$736	$2.05	$1,165	$3.03
Continuing operations:				
Impairment charge	$ (47)	$ (.13)	$ —	$ —
Restructuring charges and related costs	(15)	(.04)	(107)	(.28)
Benefit from resolution of state tax contingency	—	—	13	.03
Discontinued operations:				
Tax benefit from the sale of Godiva Chocolatier business	$ 4	$ .01	$ —	$ —
Gain on sale of Godiva Chocolatier business	—	—	462	1.20
Impact of significant items on net earnings(1)	$ (58)	$ (.16)	$ 368	$ .96

(1) The sum of the individual per share amounts does not equal due to rounding.

Earnings from continuing operations were $732 million in 2009 ($2.03 per share) and $671 million ($1.75 per share) in 2008. After adjusting for the items impacting comparability, Earnings from continuing operations increased primarily due to lower interest expense, lower marketing and selling expenses, partially offset by the negative impact of currency translation. Earnings per share from continuing operations benefited from a reduction in the weighted average diluted shares outstanding. The reduction was primarily due to share repurchases utilizing the net proceeds from the divestiture of the Godiva Chocolatier business and the company's strategic share repurchase programs. Earnings per share from continuing operations were negatively impacted by $.09 from currency translation in 2009.

Earnings from discontinued operations of $4 million in 2009 represented an adjustment to the tax liability associated with the sale of the Godiva Chocolatier business. Earnings from discontinued operations were $494 million in 2008 and included the $462 million gain from the sale of the Godiva Chocolatier business. Earnings per share from discontinued operations were $.01 in 2009 and $1.28 in 2008. The operations of Godiva contributed to earnings of $.08 per share in 2008.

Basis of Presentation

There were 52 weeks in fiscal 2010 and 2009, and 53 weeks in fiscal 2008.

In June 2008, the Financial Accounting Standards Board (FASB) issued accounting guidance related to the calculation of earnings per share. The guidance provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. The company adopted and retrospectively applied the new guidance in the first quarter of 2010. The retrospective application of the provision resulted in the following reductions to basic and diluted earnings per share for fiscal 2009 and fiscal 2008:

	2009		2008	
	Basic	Diluted	Basic	Diluted
Continuing operations	$(.03)	$(.01)	$(.03)	$(.01)
Net earnings	$(.03)	$(.01)	$(.06)	$(.03)

See Note 9 to the Consolidated Financial Statements for additional information.

In May 2009, the company acquired Ecce Panis, Inc., an artisan bread maker, for $66 million. The business is included in the Baking and Snacking segment. See Note 8 to the Consolidated Financial Statements for additional information.

In June 2008, the company acquired the Wolfgang Puck soup business for approximately $10 million. The company also entered into a master licensing agreement with Wolfgang Puck Worldwide, Inc. for the use of the *Wolfgang Puck* brand on soup, stock, and broth products in North America retail locations. This business is included in the U.S. Soup, Sauces and Beverages segment. See Note 8 to the Consolidated Financial Statements for additional information.

In July 2008, the company entered into an agreement to sell its sauce and mayonnaise business comprised of products sold under the *Lesieur* brand in France. The business had annual net sales of approximately $70 million. The sale was completed on September 29, 2008 and generated $36 million of proceeds. The purchase price was subject to working capital and other post-closing adjustments, which resulted in an additional $6 million of proceeds. See Note 3 to the Consolidated Financial Statements for additional information.

In the third quarter of 2008, the company entered into an agreement to sell certain Australian salty snack food brands and assets. The transaction, which was completed on May 12, 2008, included salty snack brands such as *Cheezels*, *Thins*, *Tasty Jacks*, *French Fries*, and *Kettle Chips*, certain other assets and the assumption of liabilities. Proceeds of the sale were nominal. The business had annual net sales of approximately $150 million. This transaction is included in the restructuring initiatives described in Note 7.

In March 2008, the company completed the sale of its Godiva Chocolatier business for $850 million, pursuant to a Sale and Purchase Agreement dated December 20, 2007. The purchase price was subject to certain post-closing adjustments, which resulted in an additional $20 million of proceeds. The company has reflected the results of this business as discontinued operations in the consolidated statements of earnings. The company used approximately $600 million of the net proceeds to purchase company stock. See Note 3 to the Consolidated Financial Statements for additional information.

Discussion and Analysis

Sales

An analysis of net sales by reportable segment follows:

				% Change	
	2010	**2009**	**2008**	**2010/2009**	**2009/2008**
		(Millions)			
U.S. Soup, Sauces and Beverages	**$3,700**	$3,784	$3,674	(2)	3
Baking and Snacking	**1,975**	1,846	2,058	7	(10)
International Soup, Sauces and Beverages	**1,423**	1,357	1,610	5	(16)
North America Foodservice	**578**	599	656	(4)	(9)
	$7,676	$7,586	$7,998	1	(5)

An analysis of percent change of net sales by reportable segment follows:

	U.S. Soup, Sauces and Beverages	Baking and Snacking	International Soup, Sauces Beverages	North America Foodservice	Total
2010/2009					
Volume and Mix	(1)%	2%	(1)%	(5)%	(1)%
Price and Sales Allowances	1	1	2	1	1
Increased Promotional Spending(1)	(2)	(3)	(2)	(1)	(2)
Divestitures/Acquisitions	—	1	(1)	—	—
Currency	—	6	7	1	3
	(2)%	7%	5%	(4)%	1%

	U.S. Soup, Sauces and Beverages	Baking and Snacking	International Soup, Sauces and Beverages	North America Foodservice	Total
2009/2008					
Volume and Mix	(2)%	(1)%	(3)%	(8)%	(2)%
Price and Sales Allowances	8	7	5	6	7
Increased Promotional Spending(1)	(2)	(2)	(1)	(3)	(2)
Impact of 53rd week	(1)	(2)	(2)	(2)	(2)
Divestitures/Acquisitions	—	(6)	(4)	—	(2)
Currency	—	(6)	(11)	(2)	(4)
	3%	(10)%	(16)%	(9)%	(5)%

(1) Represents revenue reductions from trade promotion and consumer coupon redemption programs.

In 2010, U.S. Soup, Sauces and Beverages sales decreased 2%. U.S. soup sales decreased 4%, due to the following:

- Sales of *Campbell's* condensed soups declined 2%, as declines in eating varieties were partially offset by gains in cooking varieties.
- Sales of ready-to-serve soups decreased 9% with declines in both canned and microwavable varieties.
- Broth sales increased 3% reflecting benefits from growth of in-home eating occasions and consumer demand for 100% natural product offerings.

Within the U.S. Soup, Sauces and Beverages segment, beverage sales increased 4% in 2010 primarily due to higher sales of *V8 V-Fusion* vegetable and fruit juice and gains in *V8 Splash* juice drinks, partly offset by lower sales of *V8* vegetable juice. *V8 V-Fusion* vegetable and fruit juice sales increased double digits due to increased advertising and new item launches. *Prego* pasta sauce sales increased, reflecting growth of *Prego* Heart Smart varieties, while *Pace* Mexican sauce sales declined.

In 2009, U.S. Soup, Sauces and Beverages sales increased 3%. U.S. soup sales increased 5% as ready-to-serve soup sales increased 4%, condensed soup sales increased 5% and broth sales increased 9%. The ready-to-serve soup sales increase was primarily due to the successful launches of *Campbell's Select Harvest* soups and *Campbell's V8* soups, partially offset by declines in *Campbell's Chunky* soups. Within ready-to-serve, sales declined in the convenience platform, which includes soups in microwavable bowls and cups. In condensed, sales increased with growth in cooking and in eating varieties. The increase in broth sales was due to growth in aseptic varieties and the introduction of *Swanson* stock products. The *Wolfgang Puck* soup, stock and broth business acquired in June 2008 contributed modestly to U.S. soup sales growth. Beverage sales decreased due to declines in *V8* vegetable juice, partially offset by gains in *V8 V-Fusion* vegetable and fruit juice. *Prego* pasta sauce sales increased double digits and sales of *Pace* Mexican sauces increased reflecting growth of in-home eating occasions.

In 2010, Baking and Snacking sales increased 7% primarily due to currency. Pepperidge Farm sales were comparable to a year ago, as the additional sales from the acquisition of Ecce Panis, Inc. and volume gains were offset by increased promotional spending. Arnott's sales increased due to currency and growth in *Tim Tam* chocolate biscuits and *Shapes* savory crackers.

In 2009, Baking and Snacking sales decreased 10%. Pepperidge Farm achieved sales growth with gains in the cookies and crackers business, reflecting significant growth in *Goldfish* snack crackers. Arnott's sales declined due to the divestiture of certain salty snack food brands in May 2008, the unfavorable impact of currency and the impact of one less week in 2009. Excluding these items, Arnott's sales increased due to growth in savory and chocolate biscuit products and growth in Indonesia.

In 2010, International Soup, Sauces and Beverages sales increased 5% primarily due to currency, partly offset by the divestiture of the company's French sauce and mayonnaise business in September 2008. In Europe, sales declined, reflecting lower sales in Germany and the impact of the divestiture, partly offset by the impact of currency. In Asia Pacific, sales increased due to currency and volume-driven gains in Japan, Australia and Malaysia. In Canada, sales increased due to currency, partially offset by lower sales volume of ready-to-serve soups.

In 2009, International Soup, Sauces and Beverages sales declined 16%. In Europe, sales declined due to the divestiture of the French sauce and mayonnaise business, the impact of currency, one less week in 2009, and lower sales in Germany. In the Asia Pacific region, sales declined due to the impact of currency and one less week in 2009, partially offset by gains in Malaysia and in the Australian soup business. In Canada, sales decreased due to currency and one less week in 2009, partially offset by gains in the soup business.

In 2010, North America Foodservice sales declined 4% primarily due to continued weakness in the food service sector.

In 2009, North America Foodservice sales declined 9% primarily due to weakness in the food service sector and the unfavorable impact of currency.

Gross Profit

Gross profit, defined as Net sales less Cost of products sold, increased by $122 million in 2010 from 2009 and decreased by $143 million in 2009 from 2008. As a percent of sales, gross profit was 41.0% in 2010, 39.9% in 2009, and 39.6% in 2008. The percentage point increase in 2010 was due to higher selling prices (approximately 0.8 percentage point), productivity improvements (approximately 2.1 percentage points), costs in the prior year related to the initiatives to improve operational efficiency and long-term profitability (approximately 0.3 percentage point), and mix (0.1 percentage point), partially offset by a higher level of promotional spending (approximately 1.2 percentage points) and the impact of cost inflation and other factors (approximately 1 percentage point). The percentage point increase in 2009 was due to higher selling prices (approximately 4.4 percentage points), productivity improvements (approximately 1.8 percentage points) and mix (0.4 percentage point), partially offset by a higher level of promotional spending (approximately 1.1 percentage points) and the impact of cost inflation and other factors (approximately 5.2 percentage points).

Marketing and Selling Expenses

Marketing and selling expenses as a percent of sales were 13.8% in 2010, 14.2% in 2009, and 14.5% in 2008. Marketing and selling expenses decreased 2% in 2010 from 2009. The decrease was primarily due to lower advertising and consumer promotion costs (approximately 3 percentage points) and lower marketing expenses (approximately 1 percentage point), partially offset by the impact of currency (approximately 2 percentage points). The lower advertising expenses in the current year reflected a reduction in media rates and a shift to trade promotion in many of the businesses. Marketing and selling expenses decreased 7% in 2009 from 2008. The decrease was primarily due to the impact of currency (approximately 3 percentage points), lower marketing expenses (approximately 2 percentage points), and lower selling expenses (approximately 2 percentage points). In 2009, while advertising expenses increased in U.S. soup to support the launch of new products, marketing expenses were reduced in other businesses to fund increased promotional activity.

Administrative Expenses

Administrative expenses as a percent of sales were 7.9% in 2010, 7.8% in 2009, and 7.6% in 2008. Administrative expenses increased by 2% in 2010 from 2009, primarily due to the impact of currency (approximately 2 percentage points), an increase in compensation and benefit costs, including pension expense (approximately 2 percentage points), partially offset by the company's cost management efforts and other factors (approximately 2 percentage points). Administrative expenses declined 3% in 2009 from 2008 due primarily to the impact of currency.

Research and Development Expenses

Research and development expenses increased $9 million or 8% in 2010 from 2009. The increase was primarily due to an increase in compensation and benefit costs (approximately 4 percentage points), costs associated with an initiative to simplify the soup-making process in North America (approximately 2 percentage points), and the impact of currency (approximately 2 percentage points). Research and development expenses decreased $1 million or 1% in 2009 from 2008. The decrease was primarily due to the impact of currency (approximately 3 percentage points), partially offset by an increase in wages and other costs (approximately 2 percentage points).

Other Expenses/(Income)

Other expense in 2009 included a $67 million impairment charge associated with certain European trademarks primarily used in Germany and the Nordic region. The charge was recorded as a result of the company's annual review of intangible assets and was reflected in the International Soup, Sauces and Beverages segment. See also Note 5 to the Consolidated Financial Statements.

Other expense in 2008 included $6 million of impairment charges associated with certain trademarks used in the International Soup, Sauces and Beverages segment and the pending sale of the sauce and mayonnaise business comprised of products sold under the *Lesieur* brand in France. See also Note 3 to the Consolidated Financial Statements.

Operating Earnings

Segment operating earnings increased 14% in 2010 from 2009 and increased 5% in 2009 from 2008. The 2010 results included $12 million of restructuring charges. The 2009 results included $22 million of restructuring-related costs and a $67 million impairment charge. The 2008 results included $182 million of restructuring charges and related costs.

An analysis of operating earnings by reportable segment follows:

				% Change	
	2010(1)	**2009(2)**	**2008(3)**	**2010/2009**	**2009/2008**
		(Millions)			
U.S. Soup, Sauces and Beverages	**$ 943**	$ 927	$ 891	2	4
Baking and Snacking	**322**	262	120	23	118
International Soup, Sauces and Beverages	**161**	69	179	133	(61)
North America Foodservice	**43**	34	40	26	(15)
	1,469	1,292	1,230	14	5
Unallocated corporate expenses	**(121)**	(107)	(132)		
	$1,348	$1,185	$1,098		

(1) Operating earnings for the North America Foodservice segment included $12 million of restructuring charges. See Note 7 for additional information on restructuring charges.

(2) Operating earnings by segment included restructuring-related costs of $3 million in Baking and Snacking and $19 million in North America Foodservice. See Note 7 for additional information. The International Soup, Sauces and Beverages segment included a $67 million impairment charge on certain European trademarks. See Note 5 for additional information.

(3) Operating earnings by segment included the effect of a 2008 restructuring charge and related costs of $182 million as follows: Baking and Snacking — $144 million; International Soup, Sauces and Beverages — $9 million; and North America Foodservice — $29 million. See Note 7 for additional information.

Earnings from U.S. Soup, Sauces and Beverages increased 2% in 2010 versus 2009 primarily due to an improvement in gross margin percentage and lower advertising expenses, partially offset by lower sales.

Earnings from U.S. Soup, Sauces, and Beverages increased 4% in 2009 from 2008 primarily due to pricing, net of increased promotional spending, and productivity improvements, which more than offset cost inflation and lower sales volume.

Earnings from Baking and Snacking increased 23% in 2010 versus 2009. The prior year included $3 million in restructuring-related costs. The increase in operating earnings was due to the impact of currency and earnings growth in Pepperidge Farm and Arnott's.

Earnings from Baking and Snacking increased from $120 million in 2008 to $262 million in 2009. Earnings in 2009 included $3 million in accelerated depreciation and other exit costs and earnings in 2008 included $144 million of restructuring charges related to the initiatives to improve operational efficiency and long-term profitability. Excluding these items, operating earnings growth in Pepperidge Farm and Arnott's was mostly offset by the negative impact of currency and one less week.

Earnings from International Soup, Sauces and Beverages increased to $161 million from $69 million in 2009. Earnings in 2009 included a $67 million impairment charge on certain European trademarks, primarily in Germany and the Nordic region. Excluding the impairment charge, the increase in operating earnings was primarily due to the impact of currency and growth in the businesses in Europe as well as Asia Pacific, partially offset by declines in Canada.

Earnings from International Soup, Sauces and Beverages decreased from $179 million in 2008 to $69 million in 2009. Earnings in 2009 included a $67 million impairment charge on certain European trademarks, primarily in Germany and the Nordic region. Earnings in 2008 included $9 million of restructuring charges related to the initiatives to improve operational efficiency and long-term profitability. Excluding these items, operating earnings declined, primarily due to the impact of currency and costs associated with establishing businesses in Russia and China.

Earnings from North America Foodservice increased to $43 million in 2010 from $34 million in 2009. The current year included $12 million in restructuring charges, and the prior year included $19 million in restructuring-related costs. Excluding these items, earnings increased slightly due to cost reduction efforts.

Earnings from North America Foodservice decreased 15% in 2009 from 2008. Earnings in 2009 included $19 million in restructuring-related costs and earnings in 2008 included $29 million of restructuring charges and costs associated with the initiatives to improve operational efficiency and long-term profitability. Excluding these items, earnings decreased reflecting the reduction in sales.

Unallocated corporate expenses increased from $107 million in 2009 to $121 million in 2010. The increase was primarily due to foreign exchange gains recorded in the prior year and higher equity-related benefit costs in the current year.

Unallocated corporate expenses decreased $25 million from $132 million in 2008 to $107 million in 2009. The decrease was primarily due to lower expenses associated with the company's North American SAP implementation.

Interest Expense/Income

Interest expense increased to $112 million in 2010 from $110 million in 2009 primarily due to an increase in fixed-rate debt and higher average debt levels, partially offset by lower average short-term rates. Interest income increased to $6 million in 2010 from $4 million in 2009 primarily due to higher levels of cash and cash equivalents.

Interest expense decreased to $110 million in 2009 from $167 million in 2008 primarily due to lower interest rates. Interest income declined to $4 million in 2009 from $8 million in 2008 primarily due to lower levels of cash and cash equivalents.

Taxes on Earnings

The effective tax rate was 32.0% in 2010, 32.2% in 2009, and 28.5% in 2008. The following factors impacted the comparability of the tax rate in 2010 versus 2009:

- In 2010, the company recognized deferred tax expense of $10 million as a result of the enactment of U.S. health care legislation in March 2010. The law changed the tax treatment of subsidies to companies that provide prescription drug benefits to retirees. The company recorded the adjustment to reduce the value of the deferred tax asset associated with the subsidy.
- In 2009, the company recognized an $11 million benefit following the finalization of tax audits.

The effective rate decreased in 2010 from 2009 reflecting additional tax expense associated with the repatriation of foreign earnings in the prior year.

The following factors impacted the 2008 tax rate:

- In 2008, the company recognized a tax benefit of $75 million on the $182 million pre-tax restructuring charge and related costs.
- In 2008, the company recognized a $13 million benefit from the resolution of a state tax contingency.

The effective rate increased in 2009 from 2008 reflecting additional tax expense associated with the repatriation of foreign earnings. The 2008 effective rate reflects a benefit for tax rate changes in foreign jurisdictions.

Restructuring Charges

On April 28, 2008, the company announced a series of initiatives to improve operational efficiency and long-term profitability, including selling certain salty snack food brands and assets in Australia, closing certain production facilities in Australia and Canada, and streamlining the company's management structure. As a result of these initiatives, in 2008, the company recorded a restructuring charge of $175 million ($102 million after tax or $.27 per share). The charge consisted of a net loss of $120 million ($64 million after tax) on the sale of certain Australian salty snack food brands and assets, $45 million ($31 million after tax) of employee severance and benefit costs, including the estimated impact of curtailment and other pension charges, and $10 million ($7 million after tax) of property, plant and equipment impairment charges. In addition, approximately $7 million ($5 million after tax or $.01 per share) of costs related to these initiatives were recorded in Cost of products sold, primarily representing accelerated depreciation on property, plant and equipment. The aggregate after-tax impact of restructuring charges and related costs in 2008 was $107 million, or $.28 per share.

In 2009, the company recorded approximately $22 million ($15 million after tax or $.04 per share) of costs related to the 2008 initiatives in Cost of products sold. Approximately $17 million ($12 million after tax) of the costs represented accelerated depreciation on property, plant and equipment; approximately $4 million ($2 million after tax) related to other exit costs; and approximately $1 million related to employee severance and benefit costs, including other pension charges.

In 2010, the company recorded a restructuring charge of $12 million ($8 million after tax or $.02 per share) for pension benefit costs, which represented the final costs associated with the 2008 initiatives.

Details of the components of the initiatives are as follows:

In the third quarter of 2008, as part of the initiatives, the company entered into an agreement to sell certain Australian salty snack food brands and assets. The transaction was completed on May 12, 2008. Proceeds of the sale were nominal. In connection with this transaction, the company recognized a net loss of $120 million ($64 million after tax) in 2008. The terms of the agreement required the company to provide a loan facility to the buyer of AUD $10 million, or approximately USD $9 million. The facility was drawn down in AUD $5 million increments in 2009. Borrowings under the facility are to be repaid five years after the closing date. See also Note 3 to the Consolidated Financial Statements for additional information.

In April 2008, as part of the initiatives, the company announced plans to close the Listowel, Ontario, Canada food plant. The Listowel facility produced primarily frozen products, including soup, entrees, and Pepperidge Farm products, as well as ramen noodles. The facility employed approximately 500 people. The company closed the facility in April 2009. Production was transitioned to its network of North American contract manufacturers and to its Downingtown, Pennsylvania plant. The company recorded $20 million ($14 million after tax) of employee severance and benefit costs, including the estimated impact of curtailment and other pension charges, and $7 million ($5 million after tax) in accelerated depreciation of property, plant and equipment in 2008. In 2009, the company recorded $1 million of employee severance and benefit costs, including other pension charges, $16 million ($11 million after tax) in accelerated depreciation of property, plant and equipment and $2 million ($1 million after tax) of other exit costs. In 2010, the company recorded $12 million ($8 million after tax) for pension benefit costs, which represented the final costs associated with the initiatives.

In April 2008, as part of the initiatives, the company also announced plans to discontinue the private label biscuit and industrial chocolate production at its Miranda, Australia facility. The company closed the Miranda facility, which employed approximately 150 people, in the second quarter of 2009. In connection with this action, the company recorded $10 million ($7 million after tax) of property, plant and equipment impairment charges and $8 million ($6 million after tax) in employee severance and benefit costs in 2008. In 2009, the company recorded $1 million in accelerated depreciation of property, plant and equipment and $2 million ($1 million after tax) of other exit costs.

As part of the 2008 initiatives, the company streamlined its management structure and eliminated certain overhead costs. These actions began in the fourth quarter of 2008 and were substantially completed in 2009. In connection with this action, the company recorded $17 million ($11 million after tax) in employee severance and benefit costs in 2008.

In aggregate, the company incurred pre-tax costs of approximately $216 million in 2008 through 2010 by segment as follows: Baking and Snacking — $147 million, International Soup, Sauces and Beverages — $9 million and North America Foodservice — $60 million.

See Note 7 to the Consolidated Financial Statements for additional information.

Discontinued Operations

On March 18, 2008, the company completed the sale of its Godiva Chocolatier business for $850 million, pursuant to a Stock Purchase Agreement dated December 20, 2007. The purchase price was subject to working capital and other post-closing adjustments, which resulted in an additional $20 million of proceeds. The company has reflected the results of this business as discontinued operations in the consolidated statements of earnings. The company used $600 million of the net proceeds from the sale to purchase company stock. In fiscal 2008, the company recognized a pre-tax gain of $698 million ($462 million after tax or $1.20 per share) on the sale. In fiscal 2009, the company recognized a $4 million tax benefit as a result of an adjustment to the tax liability associated with the sale.

Results of the operations of the Godiva Chocolatier business are summarized below:

	2009	2008
	(Millions)	
Net sales	$ —	$ 393
Earnings from operations before taxes	$ —	$ 49
Taxes on earnings — operations	—	(17)
Gain on sale	—	698
Tax impact from sale of business	4	(236)
Earnings from discontinued operations	$ 4	$ 494

Liquidity and Capital Resources

The company expects that foreseeable liquidity and capital resource requirements, including cash outflows to repurchase shares, pay dividends and fund pension plan contributions, will be met through anticipated cash flows from operations; long-term borrowings under its shelf registration statement; short-term borrowings, including commercial paper; and cash and cash equivalents. Over the last three years, operating cash flows totaled approximately $3 billion. This cash generating capability provides the company with substantial financial flexibility in meeting its operating and investing needs. The company expects that its sources of financing are adequate to meet its future liquidity and capital resource requirements. The cost and terms of any future financing arrangements may be negatively impacted by capital and credit market disruptions and will depend on the market conditions and the company's financial position at the time.

The company generated cash from operations of $1.057 billion in 2010, compared to $1.166 billion last year. The decline was primarily due to a $260 million contribution to a U.S. pension plan in 2010, partially offset by improvements in working capital requirements.

Net cash flows from operating activities provided $1.166 billion in 2009, compared to $766 million in 2008. The increase was due to higher cash earnings and lower tax payments. In 2008, net cash flows from operations included tax payments associated with the divestiture of Godiva.

Capital expenditures were $315 million in 2010, $345 million in 2009, and $298 million in 2008. Capital expenditures are expected to total approximately $300 million in 2011. Capital expenditures in 2010 included expansion and enhancements of the company's corporate headquarters (approximately $36 million), expansion of Arnott's production capacity (approximately $21 million), the ongoing implementation of SAP in Australia and New Zealand (approximately $15 million) and expansion of Pepperidge Farm's production capacity (approximately $14 million). Capital expenditures in 2009 included expansion of the U.S. beverage production capacity (approximately $54 million) and expansion and enhancements of the company's corporate headquarters (approximately $20 million). Capital expenditures in 2008 included investments to expand the Pepperidge Farm bakery production capacity, implement the SAP enterprise-resource planning system in North America, expand the U.S. beverage production capacity, and expand the warehouse at the Maxton, North Carolina facility.

Business acquired, as presented in the Statements of Cash Flows, represented the acquisition of the Ecce Panis, Inc. business in the fourth quarter of 2009 and the Wolfgang Puck soup business in the fourth quarter of 2008.

Net cash provided by investing activities in 2009 included $38 million of proceeds from the sale of the sauce and mayonnaise business in France, net of cash divested. Net cash provided by investing activities in 2008 included $828 million of proceeds from the sale of the Godiva Chocolatier business and certain Australian salty snack food brands and assets, net of cash divested.

Long-term borrowings in 2010 included the issuance in July of $400 million of 3.05% notes that mature in July 2017. Long-term borrowings in 2009 included the issuance in January of $300 million of 4.5% notes that mature in February 2019 and the issuance in July of $300 million of 3.375% notes that mature in August 2014. The net proceeds from these issuances were used for the repayment of commercial paper borrowings and for other general corporate purposes. There were no new long-term borrowings in 2008.

Dividend payments were $365 million in 2010, $350 million in 2009, and $329 million in 2008. Annual dividends declared in 2010 were $1.075 per share, $1.00 per share in 2009, and $.88 per share in 2008. The 2010 fourth quarter rate was $.275 per share.

Excluding shares owned and tendered by employees to satisfy tax withholding requirements on the vesting of restricted shares and for stock option exercises, the company repurchased 14 million shares at a cost of $472 million during 2010. Approximately 7 million of the shares repurchased in 2010 were repurchased pursuant to the company's June 2008 publicly announced share repurchase program. Under this program, the company's Board of Directors authorized the purchase of up to $1.2 billion of company stock through the end of fiscal 2011. Approximately $550 million remained available under the June 2008 repurchase program as of August 1, 2010. In addition to the June 2008 publicly announced share repurchase program, the company also purchased shares to offset the impact of dilution from shares issued under the company's stock compensation plans. The company expects to continue this practice in the future. See "Market for Registrant's Capital Stock, Related Shareowner Matters and Issuer Purchases of Equity Securities" for more information.

Excluding shares owned and tendered by employees to satisfy tax withholding requirements on the vesting of restricted shares, the company repurchased 17 million shares at a cost of $527 million during 2009. Approximately 13 million of the shares repurchased in 2009 were repurchased pursuant to the company's June 2008 publicly announced share repurchase program. In addition to the June 2008 publicly announced share repurchase program, the company also purchased shares to offset the impact of dilution from shares issued under the company's stock compensation plans.

Excluding shares owned and tendered by employees to satisfy tax withholding requirements on the vesting of restricted shares, the company repurchased 26 million shares at a cost of $903 million during 2008. During fiscal 2008, the company purchased shares pursuant to two publicly announced share repurchase programs. Under the first program, which was announced on November 21, 2005, the company's Board of Directors authorized the purchase of up to $600 million of company stock through the end of fiscal 2008. The November 2005 program was completed during the third quarter of fiscal 2008. Under the second program, which was announced on March 18, 2008, the company's Board of Directors authorized using approximately $600 million of the net proceeds from the sale of the Godiva Chocolatier business to purchase company stock. The March 2008 program was completed during the fourth quarter of fiscal 2008. In addition to the publicly announced share repurchase programs, the company also purchased shares to offset the impact of dilution from shares issued under the company's stock compensation plans. Of the 2008 repurchases, approximately 23 million shares at a cost of $800 million were made pursuant to publicly announced share repurchase programs. The remaining shares were repurchased to offset the impact of dilution from shares issued under the company's stock compensation plans.

At August 1, 2010, the company had $835 million of short-term borrowings due within one year and $25 million of standby letters of credit issued on behalf of the company. The company had a $1.5 billion committed revolving credit facility maturing in September 2011, which was unused at August 1, 2010, except for $25 million of standby letters of credit. In September 2010, the company entered into a $975 million committed 364-day revolving credit facility that contains a one-year term-out feature. The company also entered into a $975 million revolving credit facility that matures in September 2013. These facilities replaced the existing $1.5 billion revolving credit facility. These agreements support the company's commercial paper programs.

In November 2008, the company filed a registration statement with the Securities and Exchange Commission that registered an indeterminate amount of debt securities. Under the registration statement, the company may issue debt securities, depending on market conditions.

The company is in compliance with the covenants contained in its revolving credit facilities and debt securities.

Contractual Obligations and Other Commitments

Contractual Obligations

The following table summarizes the company's obligations and commitments to make future payments under certain contractual obligations. For additional information on debt, see Note 13 to the Consolidated Financial

Statements. Operating leases are primarily entered into for warehouse and office facilities and certain equipment. Purchase commitments represent purchase orders and long-term purchase arrangements related to the procurement of ingredients, supplies, machinery, equipment and services. These commitments are not expected to have a material impact on liquidity. Other long-term liabilities primarily represent payments related to deferred compensation obligations. For additional information on other long-term liabilities, see Note 19 to the Consolidated Financial Statements.

	Contractual Payments Due by Fiscal Year				
	Total	2011	2012 - 2013	2014 - 2015	Thereafter
			(Millions)		
Debt obligations(1)	$2,734	$ 832	$402	$600	$ 900
Interest payments(2)	552	114	164	100	174
Purchase commitments	920	539	164	65	152
Operating leases	186	43	63	38	42
Derivative and forward payments(3)	74	19	29	26	—
Other long-term liabilities(4)	160	18	32	22	88
Total long-term cash obligations	$4,626	$1,565	$854	$851	$1,356

(1) Excludes unamortized net discount/premium on debt issuances, unamortized gain on a terminated interest rate swap and amounts related to interest rate swaps designated as fair-value hedges. For additional information on debt obligations, see Note 13 to the Consolidated Financial Statements.

(2) Interest payments for short-term borrowings and long-term debt are calculated as follows. For short-term borrowings, interest is based on par values and rates of contractually obligated issuances at fiscal year end. For long-term debt, interest is based on principal amounts and fixed coupon rates at fiscal year end.

(3) Represents payments of cross-currency swaps, forward exchange contracts, and deferred compensation hedges.

(4) Represents other long-term liabilities, excluding unrecognized tax benefits, postretirement benefits, payments related to pension plans and unvested stock-based compensation. For additional information on pension and postretirement benefits, see Note 11 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements and Other Commitments

The company guarantees approximately 1,900 bank loans to Pepperidge Farm independent sales distributors by third party financial institutions used to purchase distribution routes. The maximum potential amount of the future payments the company could be required to make under the guarantees is $161 million. The company's guarantees are indirectly secured by the distribution routes. The company does not believe that it is probable that it will be required to make guarantee payments as a result of defaults on the bank loans guaranteed. In connection with the sale of certain Australian salty snack food brands and assets, the company agreed to provide a loan facility to the buyer of AUD $10 million, or approximately USD $9 million. The facility was drawn down in AUD $5 million increments in 2009. Borrowings under the facility are to be repaid five years after the closing date. See also Note 18 to the Consolidated Financial Statements for information on off-balance sheet arrangements.

Inflation

In fiscal 2008 and 2009, inflation, on average, had been significantly higher than in the years preceding 2008, and was primarily reflected in Cost of products sold. In 2010, inflation was not as significant. The company uses a number of strategies to mitigate the effects of cost inflation. These strategies include increasing prices, pursuing cost productivity initiatives such as global procurement strategies, commodity hedging and making capital investments that improve the efficiency of operations.

Market Risk Sensitivity

The principal market risks to which the company is exposed are changes in foreign currency exchange rates, interest rates and commodity prices. In addition, the company is exposed to equity price changes related to certain deferred compensation obligations. The company manages its exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps in order to maintain its variable-to-total debt ratio within targeted guidelines. International operations, which accounted for approximately 29% of 2010 net sales, are concentrated principally in Australia, Canada, France, Germany and Belgium. The company manages its foreign currency exposures by borrowing in various foreign currencies and utilizing cross-currency swaps and forward contracts. Swaps and forward contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes and does not use leveraged instruments.

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. The company also enters into commodity futures and option contracts to reduce the volatility of price fluctuations of diesel fuel, wheat, natural gas, soybean oil, aluminum, sugar, cocoa, and corn, which impact the cost of raw materials.

The information below summarizes the company's market risks associated with debt obligations and other significant financial instruments as of August 1, 2010. Fair values included herein have been determined based on quoted market prices or pricing models using current market rates. The information presented below should be read in conjunction with Notes 13 through 15 to the Consolidated Financial Statements.

The table below presents principal cash flows and related interest rates by fiscal year of maturity for debt obligations. Interest rates disclosed on variable-rate debt maturing in 2010 represent the weighted-average rates at the period end. Notional amounts and related interest rates of interest rate swaps are presented by fiscal year of maturity. For the swaps, variable rates are the weighted-average forward rates for the term of each contract.

	Expected Fiscal Year of Maturity							
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
				(Millions)				
Debt(1)								
Fixed rate	$ 702	$ 2	$ 400	$ 300	$ 300	$ 900	$2,604	$2,829
Weighted-average interest rate	6.74%	3.29%	5.00%	4.88%	3.38%	4.83%	5.21%	
Variable rate	$ 130(2)						$ 130	$ 130
Weighted-average interest rate	1.47%						1.47%	
Interest Rate Swaps								
Fixed to variable			$ 300(3)	$ 200(4)			$ 500	$ 46
Average pay rate			1.32%	1.46%			1.38%	
Average receive rate			5.00%	4.88%			4.95%	

(1) Excludes unamortized net premium/discount on debt issuances, unamortized gain on a terminated interest rate swap, and amounts related to interest rate swaps designated as fair-value hedges.

(2) Represents $96 million of USD borrowings and $34 million equivalent of borrowings in other currencies.

(3) Swaps $300 million of 5.00% notes due in 2013.

(4) Swaps $200 million of 4.875% notes due in 2014.

As of August 2, 2009, fixed-rate debt of approximately $2.2 billion with an average interest rate of 5.50% and variable-rate debt of approximately $374 million with an average interest rate of 0.58% were outstanding. As of August 2, 2009, the company had swapped $500 million of fixed-rate debt to variable. The average rate to be received on these swaps was 4.95% and the average rate paid was estimated to be 2.81% over the remaining life of the swaps.

The company is exposed to foreign exchange risk related to its international operations, including non-functional currency intercompany debt and net investments in subsidiaries. The following table summarizes the cross-currency swaps outstanding as of August 1, 2010, which hedge such exposures. The notional amount of each currency and the related weighted-average forward interest rate are presented in the Cross-Currency Swaps table.

Cross-Currency Swaps

	Fiscal Year of Expiration	Interest Rate	Notional Value	Fair Value
			(Millions)	
Pay variable EUR	2011	2.60%	$ 69	$ 1
Receive variable USD		2.16%		
Pay variable EUR	2011	2.25%	$ 69	$ 12
Receive variable USD		1.63%		
Pay fixed EUR	2012	4.33%	$102	$ 3
Receive fixed USD		5.11%		
Pay variable CAD	2012	1.83%	$ 82	$ —
Receive variable USD		0.88%		
Pay variable CAD	2012	1.85%	$ 37	$ (5)
Receive variable USD		0.84%		
Pay variable EUR	2013	1.93%	$ 21	$ 1
Receive variable USD		1.64%		
Pay variable AUD	2013	5.88%	$133	$ (4)
Receive variable USD		1.58%		
Pay variable EUR	2013	1.90%	$ 41	$ (1)
Receive variable USD		1.75%		
Pay fixed CAD	2014	6.24%	$ 60	$(24)
Receive fixed USD		5.66%		
Pay variable AUD	2015	6.35%	$133	$ (4)
Receive variable USD		2.50%		
Total			$747	$(21)

The cross-currency swap contracts outstanding at August 2, 2009 represented one pay fixed SEK/receive fixed USD swap with a notional value of $32 million, two pay fixed CAD/receive fixed USD swaps with notional values totaling $141 million, one pay variable CAD/receive variable USD swap with a notional value of $37 million, one pay fixed EUR/receive fixed USD swap with a notional value totaling $102 million, three pay variable EUR/receive variable USD swaps with notional values totaling $158 million and two pay variable AUD/receive variable USD swaps with notional values totaling $249 million. The aggregate notional value of these swap contracts was $719 million as of August 2, 2009, and the aggregate fair value of these swap contracts was a loss of $35 million as of August 2, 2009.

The company is also exposed to foreign exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries, including subsidiary debt. The company utilizes foreign exchange forward purchase and sale contracts to hedge these exposures. The following table summarizes the foreign exchange forward contracts outstanding and the related weighted-average contract exchange rates as of August 1, 2010.

Forward Exchange Contracts

	Contract Amount (Millions)	Average Contractual Exchange Rate (Currency Paid/ Currency Received)
Receive USD/Pay CAD	$137	1.03
Receive CAD/Pay USD	$ 45	0.97
Receive AUD/Pay NZD	$ 25	1.23
Receive EUR/Pay SEK	$ 20	9.46
Receive USD/Pay AUD	$ 20	1.15
Receive GBP/Pay AUD	$ 10	1.76

The company had an additional $14 million in a number of smaller contracts to purchase or sell various other currencies, such as the Australian dollar, euro, and Japanese yen, as of August 1, 2010. The aggregate fair value of all contracts was not material as of August 1, 2010. The total forward exchange contracts outstanding as of August 2, 2009 were $405 million with a fair value loss of $10 million.

The company enters into commodity futures and options contracts to reduce the volatility of price fluctuations for commodities. The notional value of these contracts was $50 million and the aggregate fair value of these contracts was a gain of $3 million as of August 1, 2010. The total notional value of these contracts was $51 million and the aggregate fair value was not material as of August 2, 2009.

The company had swap contracts outstanding as of August 1, 2010, which hedge a portion of exposures relating to certain deferred compensation obligations linked to the total return of the Standard & Poor's 500 Index, the total return of the company's capital stock and the total return of the Puritan Fund. Under these contracts, the company pays variable interest rates and receives from the counterparty either the Standard & Poor's 500 Index total return, the Puritan Fund total return, or the total return on company capital stock. The notional value of the contract that is linked to the return on the Standard & Poor's 500 Index was $12 million at August 1, 2010 and $8 million at August 2, 2009. The average forward interest rate applicable to the contract, which expires in 2011, was 0.84% at August 1, 2010. The notional value of the contract that is linked to the return on the Puritan Fund was $9 million at August 1, 2010 and $6 million at August 2, 2009. The average forward interest rate applicable to the contract, which expires in 2011, was 1.39% at August 1, 2010. The notional value of the contract that is linked to the total return on company capital stock was $54 million at August 1, 2010 and $34 million at August 2, 2009. The average forward interest rate applicable to this contract, which expires in 2011, was 1.25% at August 1, 2010. The fair value of these contracts was a $2 million loss at August 1, 2010 and a $4 million gain at August 2, 2009.

The company's utilization of financial instruments in managing market risk exposures described above is consistent with the prior year. Changes in the portfolio of financial instruments are a function of the results of operations, debt repayment and debt issuances, market effects on debt and foreign currency, and the company's acquisition and divestiture activities.

Significant Accounting Estimates

The consolidated financial statements of the company are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates and assumptions. See Note 1 to the Consolidated Financial Statements for a discussion of significant accounting policies. The following areas all require the use of subjective or complex judgments, estimates and assumptions:

Trade and consumer promotion programs — The company offers various sales incentive programs to customers and consumers, such as cooperative advertising programs, feature price discounts, in-store display incentives and coupons. The recognition of the costs for these programs, which are classified as a reduction of revenue, involves the use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors. Actual expenses may differ if the level of redemption rates and performance vary from estimates.

Valuation of long-lived assets — Fixed assets and amortizable intangible assets are reviewed for impairment as events or changes in circumstances occur indicating that the carrying value of the asset may not be recoverable. Undiscounted cash flow analyses are used to determine if an impairment exists. If an impairment is determined to exist, the loss is calculated based on estimated fair value.

Goodwill and indefinite-lived intangible assets are tested at least annually for impairment, or as events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable.

Goodwill impairment testing first requires a comparison of the fair value of each reporting unit to the carrying value. Fair value is determined based on discounted cash flow analyses. The discounted estimates of future cash flows include significant management assumptions such as revenue growth rates, operating margins, weighted average cost of capital, and future economic and market conditions. If the carrying value of the reporting unit exceeds fair value, goodwill is considered impaired. The amount of the impairment is the difference between the carrying value of the goodwill and the "implied" fair value, which is calculated as if the reporting unit had just been acquired and accounted for as a business combination. As of August 1, 2010, the carrying value of goodwill was $1.919 billion. The company has not recognized any impairment of goodwill as a result of annual testing, which began in 2003. As of the 2010 measurement, the fair value of each reporting unit exceeded the carrying value by at least 80%. Holding all other assumptions used in the 2010 measurement constant, a 100-basis-point increase in the weighted average cost of capital would not result in the carrying value of any reporting unit to be in excess of the fair value.

Indefinite-lived intangible assets are tested for impairment by comparing the fair value of the asset to the carrying value. Fair value is determined based on discounted cash flow analyses that include significant management assumptions such as revenue growth rates, operating margins, weighted average cost of capital, and assumed royalty rates. If the fair value is less than the carrying value, the asset is reduced to fair value. As of August 1, 2010, the carrying value of trademarks was $496 million. Holding all other assumptions used in the 2010 measurement constant, a 100-basis-point increase in the weighted average cost of capital would reduce the fair value of trademarks and result in an impairment charge of approximately $13 million. In 2009, as part of the company's annual review of intangible assets, an impairment charge of $67 million was recognized related to certain European trademarks, primarily in Germany and the Nordic region, used in the International Soup, Sauces and Beverages segment. The trademarks were determined to be impaired as a result of a decrease in the fair value of the brands, resulting from reduced expectations for discounted cash flows in comparison to prior year. The reduction was due in part to a deterioration in market conditions and an increase in the weighted average cost of capital. See Note 5 to the Consolidated Financial Statements for additional information on goodwill and intangible assets.

The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance, economic conditions, market conditions, and cost of capital. Assumptions used in these forecasts are consistent with internal planning. However, inherent in estimating the future cash flows are uncertainties beyond the company's control, such as capital markets. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions.

Pension and postretirement benefits — The company provides certain pension and postretirement benefits to employees and retirees. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, turnover rates and health care trend rates. Independent actuaries, in accordance with accounting principles generally accepted in the United States, perform the required calculations to determine expense. Actual results that differ from the actuarial assumptions are generally accumulated and amortized over future periods.

The discount rate is established as of the company's fiscal year-end measurement date. In establishing the discount rate, the company reviews published market indices of high-quality debt securities, adjusted as appropriate for duration. In addition, independent actuaries apply high-quality bond yield curves to the expected benefit payments of the plans. The expected return on plan assets is a long-term assumption based upon historical experience and expected future performance, considering the company's current and projected investment mix. This estimate is based on an estimate of future inflation, long-term projected real returns for each asset class, and a premium for active management. Within any given fiscal period, significant differences may arise between the actual return and the expected return on plan assets. The value of plan assets, used in the calculation of pension expense, is determined on a calculated method that recognizes 20% of the difference between the actual fair value of assets and the expected calculated method. Gains and losses resulting from differences between actual experience and the assumptions are determined at each measurement date. If the net gain or loss exceeds 10% of the greater of plan assets or liabilities, a portion is amortized into earnings in the following year.

Net periodic pension and postretirement expense was $92 million in 2010, $53 million in 2009, and $54 million in 2008. The 2010 expense included $12 million of pension settlement costs related to the closure of a plant in Canada. The 2008 expense included $2 million of special termination benefits and curtailment costs related to the Godiva divestiture, which was recorded in discontinued operations. The 2008 expense also included $4 million of special termination and curtailment costs related to the restructuring initiatives. Significant weighted-average assumptions as of the end of the year are as follows:

	2010	2009	2008
Pension			
Discount rate for benefit obligations	**5.46%**	6.00%	6.87%
Expected return on plan assets	**8.15%**	8.13%	8.60%
Postretirement			
Discount rate for obligations	**5.25%**	6.00%	7.00%
Initial health care trend rate	**8.25%**	8.25%	9.00%
Ultimate health care trend rate	**4.50%**	4.50%	4.50%

Estimated sensitivities to annual net periodic pension cost are as follows: a 50 basis point reduction in the discount rate would increase expense by approximately $12 million; a 50 basis point reduction in the estimated return on assets assumption would increase expense by approximately $10 million. A one percentage point increase in assumed health care costs would increase postretirement service and interest cost by approximately $1 million.

Net periodic pension and postretirement expense is expected to increase to approximately $100 million in 2011 primarily due to a reduction in the discount rate for benefit obligations and increased amortization of unrecognized losses.

Given the adverse impact of declining financial markets on the funding levels of the plans, the company contributed $260 million to a U.S. plan in 2010. The company made a voluntary contribution of $70 million in 2008 to a U.S. plan. Contributions to international plans were $24 million in 2010, $13 million in 2009, and $8 million in 2008. The company contributed $100 million to U.S. plans in the first quarter of 2011. Additional contributions to U.S. plans are not expected in 2011. Contributions to non-U.S. plans are expected to be approximately $43 million in 2011.

See also Note 11 to the Consolidated Financial Statements for additional information on pension and postretirement expenses.

Income taxes — The effective tax rate reflects statutory tax rates, tax planning opportunities available in the various jurisdictions in which the company operates and management's estimate of the ultimate outcome of various tax audits and issues. Significant judgment is required in determining the effective tax rate and in evaluating tax positions. Income taxes are recorded based on amounts refundable or payable in the current year and include the effect of deferred taxes. Deferred tax assets and liabilities are recognized for the future impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Valuation allowances are established for deferred tax assets when it is more likely than not that a tax benefit will not be realized.

At the beginning of fiscal 2008, the company adopted revised accounting guidance related to accounting for uncertainty in income taxes. Upon adoption, the company recognized a cumulative-effect adjustment of $6 million as an increase in the liability for unrecognized tax benefits, including interest and penalties, and a reduction in retained earnings. Prior to the adoption, tax reserves were established to reflect the probable outcome of known tax contingencies. As of August 1, 2010, the liability for unrecognized tax benefits, including interest and penalties, was $45 million.

See also Notes 1 and 12 to the Consolidated Financial Statements for further discussion on income taxes.

Recent Accounting Pronouncements

In addition to the guidance related to the calculation of earnings per share described in "Basis of Presentation" and in Note 9 to the Consolidated Financial Statements, recent accounting pronouncements are as follows:

In December 2007, the FASB issued authoritative guidance which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It requires a noncontrolling interest in a subsidiary, which was formerly known as minority interest, to be classified as a separate component of total equity in the consolidated financial statements. The company retrospectively adopted the new noncontrolling interest guidance in the first quarter of fiscal 2010. The adoption did not have a material impact on the financial statements. See Note 10 to the Consolidated Financial Statements for additional information.

In January 2010, the FASB issued additional authoritative guidance related to fair value measurements and disclosures. The guidance requires disclosure of details of significant transfers in and out of Level 1 and Level 2 fair value measurements. Level 1 fair value measurements are based on unadjusted quoted market prices. Level 2 fair value measurements are based on significant inputs, other than Level 1, that are observable for the asset/liability through corroboration with observable market data. The guidance also clarifies the existing disclosure requirements for the level of disaggregation of fair value measurements and the disclosures on inputs and valuation techniques. The company adopted these provisions in the third quarter of fiscal 2010. The adoption did not have a material impact on the consolidated financial statements. In addition, the guidance requires a gross presentation of the activity within the Level 3 roll forward, separately presenting information about purchases, sales, issuances and settlements. The roll forward information must be provided by the company for the first quarter of fiscal 2012, as the provision is effective for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years.

In June 2009, the FASB issued authoritative guidance that changed the consolidation model for variable interest entities. The provisions are effective for the first quarter of fiscal 2011. The adoption is not expected to have a material impact on the company's consolidated financial statements.

See also Note 2 to the Consolidated Financial Statements for further discussion on new accounting standards.

Cautionary Factors That May Affect Future Results

This Report contains "forward-looking" statements that reflect the company's current expectations regarding future results of operations, economic performance, financial condition and achievements of the company. The company tries, wherever possible, to identify these forward-looking statements by using words such as "anticipate," "believe," "estimate," "expect," "will" and similar expressions. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements reflect the company's current plans and expectations and are based on information currently available to it. They rely on a number of assumptions regarding future events and estimates which could be inaccurate and which are inherently subject to risks and uncertainties.

The company wishes to caution the reader that the following important factors and those important factors described in Part 1, Item 1A and elsewhere in the commentary, or in the Securities and Exchange Commission filings of the company, could affect the company's actual results and could cause such results to vary materially from those expressed in any forward-looking statements made by, or on behalf of, the company:

- the impact of strong competitive response to the company's efforts to leverage its brand power with product innovation, promotional programs and new advertising, and of changes in consumer demand for the company's products;
- the risks in the marketplace associated with trade and consumer acceptance of product improvements, shelving initiatives, new product introductions, and pricing and promotional strategies;
- the company's ability to achieve sales and earnings guidance, which is based on assumptions about sales volume, product mix, the development and success of new products, the impact of marketing and pricing actions, product costs and currency;
- the company's ability to realize projected cost savings and benefits;
- the company's ability to successfully manage changes to its business processes, including selling, distribution, manufacturing, information management systems and the integration of acquisitions;
- the increased significance of certain of the company's key trade customers;
- the impact of inventory management practices by the company's trade customers;
- the impact of fluctuations in the supply and inflation in energy, raw and packaging materials cost;
- the impact associated with portfolio changes and completion of acquisitions and divestitures;
- the uncertainties of litigation described from time to time in the company's Securities and Exchange Commission filings;
- the impact of changes in currency exchange rates, tax rates, interest rates, debt and equity markets, inflation rates, economic conditions and other external factors; and
- the impact of unforeseen business disruptions in one or more of the company's markets due to political instability, civil disobedience, armed hostilities, natural disasters or other calamities.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact the company's outlook. The company disclaims any obligation or intent to update forward-looking statements made by the company in order to reflect new information, events or circumstances after the date they are made.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The information presented in the section entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition — Market Risk Sensitivity" is incorporated herein by reference.

CAMPBELL SOUP COMPANY

Consolidated Statements of Earnings

	2010 52 Weeks	2009 52 Weeks	2008 53 Weeks
	(Millions, except per share amounts)		
Net Sales	**$7,676**	$7,586	$7,998
Costs and expenses			
Cost of products sold	**4,526**	4,558	4,827
Marketing and selling expenses	**1,058**	1,077	1,162
Administrative expenses	**605**	591	608
Research and development expenses	**123**	114	115
Other expenses / (income)	**4**	61	13
Restructuring charges	**12**	—	175
Total costs and expenses	**6,328**	6,401	6,900
Earnings Before Interest and Taxes	**1,348**	1,185	1,098
Interest expense	**112**	110	167
Interest income	**6**	4	8
Earnings before taxes	**1,242**	1,079	939
Taxes on earnings	**398**	347	268
Earnings from continuing operations	**844**	732	671
Earnings from discontinued operations	**—**	4	494
Net Earnings	**$ 844**	$ 736	$1,165
Per Share — Basic			
Earnings from continuing operations	**$ 2.44**	$ 2.05	$ 1.77
Earnings from discontinued operations	**—**	.01	1.30
Net Earnings	**$ 2.44**	$ 2.06	$ 3.06
Weighted average shares outstanding — basic	**340**	352	373
Per Share — Assuming Dilution			
Earnings from continuing operations	**$ 2.42**	$ 2.03	$ 1.75
Earnings from discontinued operations	**—**	.01	1.28
Net Earnings	**$ 2.42**	$ 2.05	$ 3.03
Weighted average shares outstanding — assuming dilution	**343**	354	377

The sum of individual per share amounts does not equal due to rounding.

See accompanying Notes to Consolidated Financial Statements.

CAMPBELL SOUP COMPANY

Consolidated Balance Sheets

	August 1, 2010	August 2, 2009
	(Millions, except per share amounts)	
Current Assets		
Cash and cash equivalents	**$ 254**	$ 51
Accounts receivable	**512**	528
Inventories	**724**	824
Other current assets	**197**	148
Total current assets	**1,687**	1,551
Plant Assets, Net of Depreciation	**2,051**	1,977
Goodwill	**1,919**	1,901
Other Intangible Assets, Net of Amortization	**509**	522
Other Assets	**110**	105
Total assets	**$ 6,276**	$ 6,056
Current Liabilities		
Short-term borrowings	**$ 835**	$ 378
Payable to suppliers and others	**545**	569
Accrued liabilities	**560**	579
Dividend payable	**95**	88
Accrued income taxes	**30**	14
Total current liabilities	**2,065**	1,628
Long-Term Debt	**1,945**	2,246
Deferred Taxes	**258**	237
Other Liabilities	**1,079**	1,214
Total liabilities	**5,347**	5,325
Campbell Soup Company Shareowners' Equity		
Preferred stock; authorized 40 shares; none issued	**—**	—
Capital stock, $.0375 par value; authorized 560 shares; issued 542 shares	**20**	20
Additional paid-in capital	**341**	332
Earnings retained in the business	**8,760**	8,288
Capital stock in treasury, at cost	**(7,459)**	(7,194)
Accumulated other comprehensive loss	**(736)**	(718)
Total Campbell Soup Company shareowners' equity	**926**	728
Noncontrolling interest	**3**	3
Total equity	**929**	731
Total liabilities and equity	**$ 6,276**	$ 6,056

See accompanying Notes to Consolidated Financial Statements.

CAMPBELL SOUP COMPANY

Consolidated Statements of Cash Flows

	2010	2009	2008
		(Millions)	
Cash Flows from Operating Activities:			
Net earnings	**$ 844**	$ 736	$ 1,165
Adjustments to reconcile net earnings to operating cash flow			
Impairment charge	**—**	67	—
Restructuring charges	**12**	—	175
Stock-based compensation	**88**	84	88
Depreciation and amortization	**251**	264	294
Deferred income taxes	**54**	144	29
Gain on sale of business	**—**	—	(698)
Other, net	**99**	57	46
Changes in working capital			
Accounts receivable	**21**	27	(53)
Inventories	**105**	(14)	(91)
Prepaid assets	**(9)**	28	(22)
Accounts payable and accrued liabilities	**(34)**	(125)	23
Pension fund contributions	**(284)**	(13)	(78)
Payments for hedging activities	**(20)**	(44)	(65)
Other	**(70)**	(45)	(47)
Net Cash Provided by Operating Activities	**1,057**	1,166	766
Cash Flows from Investing Activities:			
Purchases of plant assets	**(315)**	(345)	(298)
Sales of plant assets	**13**	1	3
Businesses acquired	**—**	(66)	(9)
Sale of businesses, net of cash divested	**—**	38	828
Other, net	**2**	(6)	7
Net Cash Provided by (Used in) Investing Activities	**(300)**	(378)	531
Cash Flows from Financing Activities:			
Net short-term borrowings (repayments)	**(265)**	(320)	58
Long-term borrowings (repayments)	**400**	600	(181)
Repayments of notes payable	**—**	(300)	—
Dividends paid	**(365)**	(350)	(329)
Treasury stock purchases	**(472)**	(527)	(903)
Treasury stock issuances	**139**	72	47
Excess tax benefits on stock-based compensation	**11**	18	8
Other, net	**(4)**	(7)	—
Net Cash Used in Financing Activities	**(556)**	(814)	(1,300)
Effect of Exchange Rate Changes on Cash	**2**	(4)	13
Net Change in Cash and Cash Equivalents	**203**	(30)	10
Cash and Cash Equivalents — beginning of period	**51**	81	71
Cash and Cash Equivalents — end of period	**$ 254**	$ 51	$ 81

See accompanying Notes to Consolidated Financial Statements.

CAMPBELL SOUP COMPANY

Consolidated Statements of Equity

	Campbell Soup Company Shareowners' Equity								
	Capital Stock								
	Issued		In Treasury						
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Earnings Retained in the Business	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
	(Millions, except per share amounts)								
Balance at July 29, 2007	542	$20	(163)	$(6,015)	$331	$7,082	$(123)	$ 3	$1,298
Comprehensive income (loss)									
Net earnings						1,165		—	1,165
Foreign currency translation adjustments, net of tax							112	—	112
Cash-flow hedges, net of tax							11		11
Pension and postretirement benefits, net of tax							(136)	—	(136)
Other comprehensive income (loss)							(13)	—	(13)
Total comprehensive income (loss)									1,152
Impact of adoption of accounting for uncertainty in income taxes						(6)			(6)
Dividends ($.88 per share)						(332)			(332)
Treasury stock purchased			(26)	(903)					(903)
Treasury stock issued under management incentive and stock option plans			3	106	6				112
Balance at August 3, 2008	542	20	(186)	(6,812)	337	7,909	(136)	3	1,321
Comprehensive income (loss)									
Net earnings						736		—	736
Foreign currency translation adjustments, net of tax							(148)	—	(148)
Cash-flow hedges, net of tax							(25)		(25)
Pension and postretirement benefits, net of tax							(409)	—	(409)
Other comprehensive income (loss)							(582)	—	(582)
Total comprehensive income (loss)									154
Dividends ($1.00 per share)						(357)			(357)
Treasury stock purchased			(17)	(527)					(527)
Treasury stock issued under management incentive and stock option plans			4	145	(5)				140
Balance at August 2, 2009	542	20	(199)	(7,194)	332	8,288	(718)	3	731
Comprehensive income (loss)									
Net earnings						**844**		—	**844**
Foreign currency translation adjustments, net of tax							**39**	—	**39**
Cash-flow hedges, net of tax							**2**		**2**
Pension and postretirement benefits, net of tax							**(59)**	—	**(59)**
Other comprehensive income (loss)							**(18)**	—	**(18)**
Total comprehensive income (loss)									**826**
Dividends ($1.075 per share)						**(372)**			**(372)**
Treasury stock purchased			**(14)**	**(472)**					**(472)**
Treasury stock issued under management incentive and stock option plans			**7**	**207**	**9**				**216**
Balance at August 1, 2010	**542**	**$20**	**(206)**	**$(7,459)**	**$341**	**$8,760**	**$(736)**	**$ 3**	**$ 929**

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(currency in millions, except per share amounts)

1. Summary of Significant Accounting Policies

Basis of Presentation — The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Intercompany transactions are eliminated in consolidation. Certain amounts in prior-year financial statements were reclassified to conform to the current-year presentation. The company's fiscal year ends on the Sunday nearest July 31. There were 52 weeks in 2010 and 2009, and 53 weeks in 2008.

On March 18, 2008, the company completed the sale of its Godiva Chocolatier business for $850, pursuant to a Sale and Purchase Agreement dated December 20, 2007. The company has reflected the results of this business as discontinued operations in the consolidated statements of earnings. See Note 3 for additional information on the sale.

Revenue Recognition — Revenues are recognized when the earnings process is complete. This occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable. Revenues are recognized net of provisions for returns, discounts and allowances. Certain sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, are classified as a reduction of sales.

Cash and Cash Equivalents — All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

Inventories — All inventories are valued at the lower of average cost or market.

Property, Plant and Equipment — Property, plant and equipment are recorded at historical cost and are depreciated over estimated useful lives using the straight-line method. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 20 years, respectively. Assets are evaluated for impairment when conditions indicate that the carrying value may not be recoverable. Such conditions include significant adverse changes in business climate or a plan of disposal.

Goodwill and Intangible Assets — Goodwill and indefinite-lived intangible assets are not amortized but rather are tested at least annually for impairment. Goodwill and indefinite-lived intangible assets are also tested for impairment as events or changes in circumstances occur indicating that the carrying value may not be recoverable. Intangible assets with finite lives are amortized over the estimated useful life and reviewed for impairment. Goodwill impairment testing first requires a comparison of the fair value of each reporting unit to the carrying value. If the carrying value of the reporting unit exceeds fair value, goodwill is considered impaired. The amount of the impairment is the difference between the carrying value of goodwill and the "implied" fair value, which is calculated as if the reporting unit had just been acquired and accounted for as a business combination. Impairment testing for indefinite-lived intangible assets requires a comparison between the fair value and carrying value of the asset. If carrying value exceeds the fair value, the asset is reduced to fair value. Fair values are primarily determined using discounted cash flow analyses. See Note 5 for information on goodwill and other intangible assets.

Derivative Financial Instruments — The company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in foreign currency exchange rates, interest rates, commodities and equity-linked employee benefit obligations. These derivative contracts are entered into for periods consistent with the related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into derivative contracts for speculative purposes and does not use leveraged instruments. The company's derivative programs include strategies that both qualify and do not qualify for hedge accounting treatment.

All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, the company designates the derivative as a hedge of the fair value of a recognized asset or liability or a firm commitment (fair-value hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge), or a hedge of a net investment in a foreign operation. Some derivatives may also be considered natural hedging instruments (changes in fair value act as economic offsets to changes in fair value of the underlying hedged item) and are not designated for hedge accounting.

Changes in the fair value of a fair-value hedge, along with the gain or loss on the underlying hedged asset or liability (including losses or gains on firm commitments), are recorded in current-period earnings. The effective portion of gains and losses on cash-flow hedges are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows. If a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in other comprehensive income (loss). Any ineffective portion of designated hedges is recognized in current-period earnings. Changes in the fair value of derivatives that are not designated for hedge accounting are recognized in current-period earnings.

Cash flows from derivative contracts are included in Net cash provided by operating activities.

Use of Estimates — Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

Income Taxes — Deferred tax assets and liabilities are recognized for the future impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

2. Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued authoritative guidance which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It requires a noncontrolling interest in a subsidiary, which was formerly known as minority interest, to be classified as a separate component of total equity in the consolidated financial statements. The company retrospectively adopted the new noncontrolling interest guidance in the first quarter of fiscal 2010. The adoption did not have a material impact on the financial statements. See Note 10 for additional information.

In December 2007, the FASB issued authoritative guidance for business combinations, which establishes the principles and requirements for how an acquirer recognizes the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date with limited exceptions. The guidance requires acquisition-related transaction costs to be expensed as incurred rather than capitalized as a component of the business combination. The provisions as revised were effective as of the first quarter of fiscal 2010 and will be applied to any business combinations entered into thereafter.

In September 2006, the FASB issued authoritative guidance for fair value measurements, which establishes a definition of fair value, provides a framework for measuring fair value and expands the disclosure requirements about fair value measurements. This guidance does not require any new fair value measurements but rather applies to all other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued authoritative guidance which delayed by a year the effective date for certain nonfinancial assets and liabilities. The company adopted the provisions of the guidance for financial assets and liabilities in the first quarter of fiscal 2009. The adoption did not have a material impact on the consolidated financial statements. The company adopted the remaining provisions in the first quarter of fiscal 2010 for nonfinancial assets and liabilities, including goodwill and intangible assets. The adoption likewise did not have a material impact on the consolidated financial statements. See Note 15 for additional information.

In January 2010, the FASB issued additional authoritative guidance related to fair value measurements and disclosures. The guidance requires disclosure of details of significant transfers in and out of Level 1 and Level 2 fair value measurements. Level 1 fair value measurements are based on unadjusted quoted market prices. Level 2 fair value measurements are based on significant inputs, other than Level 1, that are observable for the asset/liability through corroboration with observable market data. The guidance also clarifies the existing disclosure requirements for the level of disaggregation of fair value measurements and the disclosures on inputs and valuation techniques. The company adopted these provisions in the third quarter of fiscal 2010. The adoption did not have a material impact on the consolidated financial statements. In addition, the guidance requires a gross presentation of the activity within the Level 3 roll forward, separately presenting information about purchases, sales, issuances and settlements. The roll forward information must be provided by the company for the first quarter of fiscal 2012, as the provision is effective for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years.

In June 2008, the FASB issued authoritative guidance related to the calculation of earnings per share. The guidance provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform with the new provisions. The company adopted the guidance in the first quarter of fiscal 2010. Prior periods have been restated. See Note 9 for additional information.

In June 2009, the FASB Accounting Standards Codification (Codification) was issued to become the source of authoritative U.S. generally accepted accounting principles (GAAP) to be applied by nongovernmental entities and supersede all then-existing non-Securities and Exchange Commission (SEC) accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other nongrandfathered non-SEC accounting literature not included in the Codification became nonauthoritative. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The company adopted the provisions in the first quarter of fiscal 2010. The adoption did not impact the company's consolidated financial statements.

In December 2008, the FASB issued additional authoritative guidance related to employers' disclosures about the plan assets of defined benefit pension or other postretirement plans. The required disclosures include a description of how investment allocation decisions are made, major categories of plan assets, valuation techniques used to measure the fair value of plan assets, the impact of measurements using significant unobservable inputs and concentrations of risk within plan assets. The disclosures about plan assets required by this additional guidance must be provided for fiscal years ending after December 15, 2009. The company adopted the provisions in fiscal 2010. See Note 11 for additional information.

In June 2009, the FASB issued authoritative guidance that changed the consolidation model for variable interest entities. The provisions are effective for the first quarter of fiscal 2011. The adoption is not expected to have a material impact on the company's consolidated financial statements.

3. Divestitures

Discontinued Operations

On March 18, 2008, the company completed the sale of its Godiva Chocolatier business for $850. The purchase price was subject to certain post-closing adjustments, which resulted in an additional $20 of proceeds. The company has reflected the results of this business as discontinued operations in the consolidated statements of earnings. The company used approximately $600 of the net proceeds to purchase company stock. The 2008 results included a $462 after-tax gain, or $1.20 per share, on the Godiva Chocolatier sale. The company recognized a $4 benefit in 2009 as a result of an adjustment to the tax liability associated with the sale.

Results of the Godiva Chocolatier business were as follows:

	2009	2008
Net sales	$ —	$ 393
Earnings from operations before taxes	$ —	$ 49
Taxes on earnings — operations	—	(17)
Gain on sale	—	698
Tax impact from sale of business	4	(236)
Earnings from discontinued operations	$ 4	$ 494

Other Divestitures

In the third quarter of 2008, the company entered into an agreement to sell certain Australian salty snack food brands and assets. The transaction, which was completed on May 12, 2008, included the following salty snack brands: *Cheezels*, *Thins*, *Tasty Jacks*, *French Fries*, and *Kettle Chips*, certain other assets and the assumption of liabilities. Proceeds of the sale were nominal. The business was historically included in the Baking and Snacking segment and had annual net sales of approximately $150. In connection with this transaction, the company recognized a pre-tax loss of $120 ($64 after tax or $.17 per share). This charge was included in the Restructuring charges on the Statements of Earnings in 2008. See also Note 7. The terms of the agreement required the company to provide a loan facility to the buyer of AUD $10, or approximately USD $9. The facility was drawn down in AUD $5 increments in 2009. Borrowings under the facility are to be repaid five years after the closing date.

In July 2008, the company entered into an agreement to sell its sauce and mayonnaise business comprised of products sold under the *Lesieur* brand in France. The company recorded a pre-tax impairment charge of $2 to adjust the net assets to estimated realizable value in 2008. The sale was completed on September 29, 2008 and resulted in $36 of proceeds. The purchase price was subject to working capital and other post-closing adjustments, which resulted in an additional $6 of proceeds. The business was historically included in the International Soup, Sauces and Beverages segment and had annual net sales of approximately $70.

The company has provided certain indemnifications in connection with the divestitures. As of August 1, 2010, known exposures related to such matters are not material.

4. Comprehensive Income

Total comprehensive income is comprised of net earnings, net foreign currency translation adjustments, pension and postretirement benefit adjustments (see Note 11), and net unrealized gains and losses on cash-flow hedges (see Note 14). Total comprehensive income for the twelve months ended August 1, 2010, August 2, 2009, and August 3, 2008 was $826, $154, and $1,152, respectively.

The components of Accumulated other comprehensive income (loss), as reflected in the Statements of Equity, consisted of the following:

	2010	2009
Foreign currency translation adjustments, net of tax(1)	**$ 132**	$ 93
Cash-flow hedges, net of tax(2)	**(18)**	(20)
Unamortized pension and postretirement benefits, net of tax(3):		
Net actuarial loss	**(856)**	(787)
Prior service (cost)/credit	**6**	(4)
Total Accumulated other comprehensive loss	**$(736)**	$(718)

(1) Includes a tax benefit of $1 in 2010 and a tax expense of $7 in 2009.

(2) Includes a tax benefit of $10 in 2010 and $11 in 2009.

(3) Includes a tax benefit of $489 in 2010 and $442 in 2009.

5. Goodwill and Intangible Assets

The following table shows the changes in the carrying amount of goodwill by business segment:

	U.S. Soup, Sauces and Beverages	Baking and Snacking	International Soup, Sauces and Beverages	North America Foodservice	Total
Balance at August 3, 2008	$434	$744	$674	$146	$1,998
Acquisition(1)	—	30	—	—	30
Foreign currency translation adjustment	—	(74)	(53)	—	(127)
Balance at August 2, 2009	$434	$700	$621	$146	$1,901
Foreign currency translation adjustment	**—**	**54**	**(36)**	**—**	**18**
Balance at August 1, 2010	**$434**	**$754**	**$585**	**$146**	**$1,919**

(1) In May 2009, the company acquired Ecce Panis, Inc. for $66. See Note 8 for additional information.

The following table sets forth balance sheet information for intangible assets, excluding goodwill, subject to amortization and intangible assets not subject to amortization:

	2010	2009
Intangible Assets:		
Non-amortizable intangible assets	**$496**	$508
Amortizable intangible assets	**21**	21
	517	529
Accumulated amortization	**(8)**	(7)
Total net intangible assets	**$509**	$522

Non-amortizable intangible assets consist of trademarks. Amortizable intangible assets consist substantially of process technology and customer intangibles.

Amortization was less than $1 in 2010, 2009, and 2008. The estimated aggregated amortization expense for each of the five succeeding fiscal years is less than $1 per year. Asset useful lives range from ten to twenty years.

In 2009, as part of the company's annual review of intangible assets, an impairment charge of $67 was recognized related to certain European trademarks, primarily in Germany and the Nordic region, used in the International Soup, Sauces and Beverages segment. The trademarks were determined to be impaired as a result of a decrease in the fair value of the brands, resulting from reduced expectations for discounted cash flows in comparison to prior year. The reduction was due in part to a deterioration in market conditions and an increase in the weighted average cost of capital.

In May 2009, the company acquired Ecce Panis, Inc. Intangible assets from the acquisition totaled $16. See Note 8 for additional information.

In 2008, the company recognized an impairment charge of $4 related to the performance of certain trademarks used in the International Soup, Sauces and Beverages segment.

6. Business and Geographic Segment Information

Campbell Soup Company, together with its consolidated subsidiaries, is a global manufacturer and marketer of high-quality, branded convenience food products. The company manages and reports the results of operations in the following segments: U.S. Soup, Sauces and Beverages, Baking and Snacking, International Soup, Sauces and Beverages, and North America Foodservice.

The U.S. Soup, Sauces and Beverages segment comprises the U.S. retail business, including the following products: *Campbell's* condensed and ready-to-serve soups; *Swanson* broth, stocks and canned poultry; *Prego* pasta sauce; *Pace* Mexican sauce; *Campbell's* canned pasta, gravies, and beans; *V8* vegetable juices; *V8 V-Fusion* juices and beverages; *V8 Splash* juice drinks; and *Campbell's* tomato juice.

The Baking and Snacking segment includes the following businesses: *Pepperidge Farm* cookies, crackers, bakery and frozen products in U.S. retail; and *Arnott's* biscuits in Australia and Asia Pacific. In May 2008, the company sold certain salty snack food brands and assets in Australia, which historically were included in this segment. See Note 3 for information on the sale.

The International Soup, Sauces and Beverages segment includes the soup, sauce and beverage businesses outside of the United States, including Europe, Latin America, the Asia Pacific region, as well as the emerging markets of Russia and China and the retail business in Canada. See Note 3 for information on the sale of the sauce and mayonnaise business comprised of products sold under the *Lesieur* brand in France. This business was historically included in this segment.

The North America Foodservice segment represents the distribution of products such as soup, specialty entrees, beverage products, other prepared foods and Pepperidge Farm products through various food service channels in the United States and Canada.

Accounting policies for measuring segment assets and earnings before interest and taxes are substantially consistent with those described in Note 1. The company evaluates segment performance before interest and taxes. North America Foodservice products are principally produced by the tangible assets of the company's other segments, except for refrigerated soups, which are produced in a separate facility, and certain other products, which are produced under contract manufacturing agreements. Tangible assets of the company's other segments are not allocated to the North America Foodservice operations. Depreciation, however, is allocated to North America Foodservice based on production hours.

The company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 18% of consolidated net sales in 2010 and 2009, and 16% in 2008. All of the company's segments sold products to Wal-Mart Stores, Inc. or its affiliates.

Business Segments

	2010	2009	2008
Net sales			
U.S. Soup, Sauces and Beverages	**$3,700**	$3,784	$3,674
Baking and Snacking	**1,975**	1,846	2,058
International Soup, Sauces and Beverages	**1,423**	1,357	1,610
North America Foodservice	**578**	599	656
Total	**$7,676**	$7,586	$7,998

	2010(2)	2009(3)	2008(4)
Earnings before interest and taxes			
U.S. Soup, Sauces and Beverages	**$ 943**	$ 927	$ 891
Baking and Snacking	**322**	262	120
International Soup, Sauces and Beverages	**161**	69	179
North America Foodservice	**43**	34	40
Corporate(1)	**(121)**	(107)	(132)
Total	**$1,348**	$1,185	$1,098

	2010	2009	2008
Depreciation and Amortization			
U.S. Soup, Sauces and Beverages	**$107**	$101	$ 94
Baking and Snacking	**75**	71	81
International Soup, Sauces and Beverages	**35**	41	47
North America Foodservice	**13**	28	27
Corporate(1)	**21**	23	28
Discontinued Operations	**—**	—	17
Total	**$251**	$264	$294

	2010	2009	2008
Capital Expenditures			
U.S. Soup, Sauces and Beverages	**$139**	$177	$132
Baking and Snacking	**81**	58	65
International Soup, Sauces and Beverages	**26**	34	46
North America Foodservice	**3**	17	7
Corporate(1)	**66**	59	33
Discontinued Operations	**—**	—	15
Total	**$315**	$345	$298

	2010	2009	2008
Segment Assets			
U.S. Soup, Sauces and Beverages	**$2,146**	$2,168	$2,039
Baking and Snacking	**1,710**	1,628	1,704
International Soup, Sauces and Beverages	**1,396**	1,474	1,800
North America Foodservice	**360**	377	386
Corporate(1)	**664**	409	545
Total	**$6,276**	$6,056	$6,474

(1) Represents unallocated corporate expenses and unallocated assets, including corporate offices, deferred income taxes and prepaid pension assets.

(2) Earnings before interest and taxes of the North America Foodservice segment included a $12 restructuring charge. See Note 7 for additional information.

(3) Earnings before interest and taxes by segment included restructuring-related costs of $3 in Baking and Snacking and $19 in North America Foodservice. See Note 7 for additional information. Earnings before interest and taxes of the International Soup, Sauces and Beverages segment included a $67 impairment charge on certain European trademarks. See Note 5 for additional information.

(4) Earnings before interest and taxes by segment included the effect of a 2008 restructuring charge and related costs of $182 as follows: Baking and Snacking — $144, International Soup, Sauces and Beverages — $9, and North America Foodservice — $29. See Note 7 for additional information.

Geographic Area Information

Information about operations in different geographic areas is as follows:

	2010	2009	2008
Net sales			
United States	**$5,436**	$5,548	$5,448
Europe	**601**	608	770
Australia/Asia Pacific	**978**	816	1,074
Other countries	**661**	614	706
Total	**$7,676**	$7,586	$7,998

	2010(2)	2009(3)	2008(4)
Earnings before interest and taxes			
United States	**$1,160**	$1,118	$1,080
Europe	**38**	(36)	42
Australia/Asia Pacific	**155**	105	(17)
Other countries	**116**	105	125
Segment earnings before interest and taxes	**1,469**	1,292	1,230
Corporate(1)	**(121)**	(107)	(132)
Total	**$1,348**	$1,185	$1,098

	2010	2009	2008
Identifiable assets			
United States	**$2,865**	$3,079	$2,899
Europe	**948**	994	1,283
Australia/Asia Pacific	**1,465**	1,205	1,340
Other countries	**385**	369	407
Corporate(1)	**613**	409	545
Total	**$6,276**	$6,056	$6,474

(1) Represents unallocated corporate expenses and unallocated assets, including corporate offices, deferred income taxes and prepaid pension assets.

(2) Earnings before interest and taxes in Other countries included a $12 restructuring charge. See Note 7 for additional information.

(3) Earnings before interest and taxes by geographic area included restructuring-related costs of $3 in Australia/Asia Pacific and $19 in Other countries. See Note 7 for additional information. Earnings before interest and taxes in Europe included a $67 impairment charge on certain trademarks. See Note 5 for additional information.

(4) Earnings before interest and taxes by geographic area included the effect of a 2008 restructuring charge and related costs of $182 as follows: Australia/Asia Pacific — $145, Other countries — $27, Europe — $8, and United States — $2. See Note 7 for additional information.

Identifiable assets are those assets, including goodwill, which are identified with the operations in each geographic region.

7. Restructuring Charges

On April 28, 2008, the company announced a series of initiatives to improve operational efficiency and long-term profitability, including selling certain salty snack food brands and assets in Australia, closing certain production facilities in Australia and Canada, and streamlining the company's management structure. As a result of these initiatives, in 2008, the company recorded a restructuring charge of $175 ($102 after tax or $.27 per share). The charge consisted of a net loss of $120 ($64 after tax) on the sale of certain Australian salty snack food brands and assets; $45 ($31 after tax) of employee severance and benefit costs, including the estimated impact of curtailment and other pension charges; and $10 ($7 after tax) of property, plant and equipment impairment charges. In addition, approximately $7 ($5 after tax or $.01 per share) of costs related to these initiatives were recorded in Cost of products sold, primarily representing accelerated depreciation on property, plant and equipment. The aggregate after-tax impact of restructuring charges and related costs in 2008 was $107, or $.28 per share.

In 2009, the company recorded approximately $22 ($15 after tax or $.04 per share) of costs related to the 2008 initiatives in Cost of products sold. Approximately $17 ($12 after tax) of the costs represented accelerated depreciation on property, plant and equipment; approximately $4 ($2 after tax) related to other exit costs; and approximately $1 related to employee severance and benefit costs, including other pension charges.

In 2010, the company recorded a restructuring charge of $12 ($8 after tax or $.02 per share) for pension benefit costs, which represented the final costs associated with the 2008 initiatives.

Of the aggregate $216 of pre-tax costs for the total program, approximately $40 were cash expenditures, the majority of which was spent in 2009.

A summary of the pre-tax costs is as follows:

	Total Program	Change in Estimate(1)	Recognized as of August 1, 2010
Severance pay and benefits	$ 62	$ (4)	$ 58
Asset impairment/accelerated depreciation	158	(4)	154
Other exit costs	10	(6)	4
Total	$230	$(14)	$216

(1) Primarily due to foreign currency translation.

Details of the components of the initiatives are as follows:

In the third quarter of 2008, as part of the initiatives, the company entered into an agreement to sell certain Australian salty snack food brands and assets. The transaction was completed on May 12, 2008. Proceeds of the sale were nominal. See also Note 3.

In April 2008, as part of the initiatives, the company announced plans to close the Listowel, Ontario, Canada food plant. The Listowel facility produced primarily frozen products, including soup, entrees, and Pepperidge Farm products, as well as ramen noodles. The facility employed approximately 500 people. The company closed the facility in April 2009. Production was transitioned to its network of North American contract manufacturers and to its Downingtown, Pennsylvania plant. The company recorded $20 ($14 after tax) of employee severance and benefit costs, including the estimated impact of curtailment and other pension charges, and $7 ($5 after tax) in accelerated depreciation of property, plant and equipment in 2008. In 2009, the company recorded $1 of employee severance and benefit costs, including other pension charges, $16 ($11 after tax) in accelerated depreciation of property, plant and equipment and $2 ($1 after tax) of other exit costs. In 2010, the company recorded a restructuring charge of $12 ($8 after tax) for pension benefit costs, which represented the final costs associated with the initiatives.

In April 2008, as part of the initiatives, the company also announced plans to discontinue the private label biscuit and industrial chocolate production at its Miranda, Australia facility. The company closed the Miranda facility, which employed approximately 150 people, in the second quarter of 2009. In connection with this action, the company recorded $10 ($7 after tax) of property, plant and equipment impairment charges and $8 ($6 after tax) in employee severance and benefit costs in 2008. In 2009, the company recorded $1 in accelerated depreciation of property, plant, and equipment, and $2 ($1 after tax) in other exit costs.

As part of the 2008 initiatives, the company streamlined its management structure and eliminated certain overhead costs. These actions began in the fourth quarter of 2008 and were substantially completed in 2009. In connection with this action, the company recorded $17 ($11 after tax) in employee severance and benefit costs in 2008.

A summary of restructuring activity and related reserves is as follows:

	Severance Pay and Benefits	Asset Impairment/ Accelerated Depreciation	Other Exit Costs	Total
Accrued balance at July 29, 2007	$ —			
2008 charge	45	137	—	$182
Cash payments	(4)			
Pension termination benefits(1)	(4)			
Accrued balance at August 3, 2008	37			
2009 charge	1	17	4	$ 22
Cash payments	(26)			
Pension termination benefits(1)	(2)			
Foreign currency translation adjustment	(6)			
Accrued balance at August 2, 2009	4			
2010 charge	**12**	**—**	**—**	**$ 12**
Cash payments	**(3)**			
Pension termination benefits(1)	**(12)**			
Accrued balance at August 1, 2010	**$ 1**			

(1) Pension termination benefits are recognized in Other Liabilities and Accumulated Other Compensation Income/(Loss). See Note 11 to the Consolidated Financial Statements.

A summary of restructuring charges incurred in 2008 through 2010 by reportable segment is as follows:

	U.S. Soup, Sauces and Beverages	Baking and Snacking	International Soup, Sauces and Beverages	North America Foodservice	Total
Severance pay and benefits	$ —	$ 14	$ 9	$35	$ 58
Asset impairment/accelerated depreciation	—	131	—	23	154
Other exit costs	—	2	—	2	4
	$ —	$147	$ 9	$60	$216

8. Acquisitions

On May 4, 2009, the company acquired Ecce Panis, Inc., an artisan bread maker, for $66. The results of operations of Ecce Panis, Inc. are included in the Baking and Snacking segment and were not material to 2009 results. The pro forma impact on sales, net earnings or earnings per share for the prior periods would not have been material. As part of the purchase price allocation, $46 was allocated to intangible assets primarily consisting of goodwill, trade secret process technology, trademarks and customer relationships.

The following table presents the initial purchase price allocation of Ecce Panis, Inc.:

	May 4, 2009
Accounts receivable	$ 2
Inventories	1
Other current assets	1
Total current assets	$ 4
Plant assets	$12
Goodwill	30
Other intangible assets	16
Other assets	14
Total assets acquired	$76
Current liabilities	$ 3
Non-current liabilities	7
Total liabilities assumed	$10
Net assets acquired	$66

In June 2008, the company acquired the Wolfgang Puck soup business for approximately $10. The company also entered into a master licensing agreement with Wolfgang Puck Worldwide, Inc. for the use of the *Wolfgang Puck* brand on soup, stock, and broth products in North America retail locations. This business is included in the U.S. Soup, Sauces and Beverages segment. The pro forma impact on sales, net earnings or earnings per share for the prior periods would not have been material.

9. Earnings per Share

In June 2008, the FASB issued accounting guidance related to the calculation of earnings per share. The guidance provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. The company adopted and retrospectively applied the new guidance in the first quarter of fiscal 2010. The retrospective application of the provisions resulted in a reduction of basic and diluted earnings per share:

	2009		2008	
	Basic	Diluted	Basic	Diluted
Continuing operations	$(.03)	$(.01)	$(.03)	$(.01)
Net earnings	$(.03)	$(.01)	$(.06)	$(.03)

The computation of basic and diluted earnings per share attributable to common shareowners is as follows:

	August 1, 2010	**August 2, 2009**	**August 3, 2008**
Earnings from continuing operations	**$ 844**	$ 732	$ 671
Less: Allocation to participating securities	**(14)**	(12)	(12)
Available to common shareowners	**$ 830**	$ 720	$ 659
Earnings from discontinued operations	**$ —**	$ 4	$ 494
Less: Allocation to participating securities	**—**	—	(10)
Available to common shareowners	**$ —**	$ 4	$ 484
Net earnings	**$ 844**	$ 736	$1,165
Less: Allocation to participating securities	**(14)**	(12)	(22)
Available to common shareowners	**$ 830**	$ 724	$1,143
Weighted average shares outstanding — basic	**340**	352	373
Effect of dilutive securities: stock options	**3**	2	4
Weighted average shares outstanding — diluted	**343**	354	377
Earnings from continuing operations per common share:			
Basic	**$2.44**	$2.05	$ 1.77
Diluted	**$2.42**	$2.03	$ 1.75
Earnings from discontinued operations per common share:			
Basic	**$ —**	$ .01	$ 1.30
Diluted	**$ —**	$ .01	$ 1.28
Net earnings per common share(1):			
Basic	**$2.44**	$2.06	$ 3.06
Diluted	**$2.42**	$2.05	$ 3.03

(1) The sum of the individual per share amounts does not equal due to rounding.

Stock options to purchase less than 1 million shares of capital stock in 2010, 3 million shares of capital stock in 2009, and 1 million shares of capital stock in 2008 were not included in the calculation of diluted earnings per share because the exercise price of the stock options exceeded the average market price of the capital stock and, therefore, would be antidilutive.

10. Noncontrolling Interest

The company owns a 70% controlling interest in a Malaysian manufacturing company. The noncontrolling interest in this entity is included in Total equity in the Consolidated Balance Sheets. The earnings attributable to the noncontrolling interest were less than $1 in 2010, 2009, and 2008, and were included in Other expenses/(income) in the Consolidated Statements of Earnings.

11. Pension and Postretirement Benefits

Pension Benefits — Substantially all of the company's U.S. and certain non-U.S. employees are covered by noncontributory defined benefit pension plans. In 1999, the company implemented significant amendments to certain U.S. plans. Under a new formula, retirement benefits are determined based on percentages of annual pay and age. To minimize the impact of converting to the new formula, service and earnings credit continues to accrue for active employees participating in the plans under the formula prior to the amendments through the year 2014. Employees will receive the benefit from either the new or old formula, whichever is higher. Benefits become vested upon the completion of three years of service. Benefits are paid from funds previously provided to trustees and insurance companies or are paid directly by the company from general funds. In 2010, the company amended its U.S. pension plans. Employees hired or rehired on or after January 1, 2011 and who are not covered by collective bargaining agreements will not be eligible to participate in the plans.

Postretirement Benefits — The company provides postretirement benefits including health care and life insurance to substantially all retired U.S. employees and their dependents. In 1999, changes were made to the postretirement benefits offered to certain U.S. employees. Participants who were not receiving postretirement benefits as of May 1, 1999 will no longer be eligible to receive such benefits in the future, but the company will provide access to health care coverage for non-eligible future retirees on a group basis. Costs will be paid by the participants. To preserve the economic benefits for employees near retirement as of May 1, 1999, participants who were at least age 55 and had at least 10 years of continuous service remain eligible for postretirement benefits.

In 2005, the company established retiree medical account benefits for eligible U.S. retirees, intended to provide reimbursement for eligible health care expenses. In 2010, the retirement medical program was amended to discontinue retiree medical accounts for employees not covered by collective bargaining agreements and who are not at least age 50 with at least 10 years of service as of December 31, 2010.

The company uses the fiscal year end as the measurement date for the benefit plans.

Components of net periodic benefit cost:

	Pension		
	2010	**2009**	**2008**
Service cost	**$ 55**	$ 46	$ 48
Interest cost	**121**	122	120
Expected return on plan assets	**(170)**	(163)	(170)
Amortization of prior service cost	**1**	1	1
Recognized net actuarial loss	**49**	19	24
Curtailment gain	**—**	—	(1)
Settlement costs	**12**	—	—
Special termination benefits	**—**	2	5
Net periodic pension expense	**$ 68**	$ 27	$ 27

The settlement costs in 2010 are related to the closure of a plant in Canada. The settlement costs are included in Restructuring charges in the Consolidated Statements of Earnings. See Note 7 for additional information.

In 2008, the curtailment gain and special termination benefits include a curtailment gain of $3 and a special termination benefit of $3 related to the sale of the Godiva Chocolatier business. These amounts are included in earnings from discontinued operations.

In 2008, the curtailment gain and special termination benefits include a curtailment loss of $2 and a special termination benefit of $2 related to the closure of a plant in Canada.

The estimated net actuarial loss and prior service cost that will be amortized from Accumulated other comprehensive loss into net periodic pension cost during 2011 are $70 and $1, respectively.

	Postretirement		
	2010	2009	2008
Service cost	**$ 3**	$ 3	$ 4
Interest cost	**19**	22	21
Amortization of prior service cost	**1**	1	—
Recognized net actuarial loss	**1**	—	—
Curtailment loss	**—**	—	1
Special termination benefits	**—**	—	1
Net periodic postretirement expense	**$24**	$26	$27

The curtailment loss and special termination benefits relate to the sale of the Godiva Chocolatier business and are included in earnings from discontinued operations.

The estimated prior service credit and net actuarial loss that will be amortized from Accumulated other comprehensive loss into net periodic postretirement expense during 2011 are $1 and $7, respectively.

Change in benefit obligation:

	Pension		Postretirement	
	2010	2009	2010	2009
Obligation at beginning of year	**$2,077**	$1,882	**$340**	$327
Service cost	**55**	46	**3**	3
Interest cost	**121**	122	**19**	22
Actuarial loss	**181**	196	**50**	18
Participant contributions	**—**	—	**4**	4
Benefits paid	**(148)**	(148)	**(39)**	(37)
Medicare subsidies	**—**	—	**3**	3
Other	**(2)**	(5)	**—**	—
Plan amendments	**—**	—	**(18)**	—
Settlement	**(21)**	—	**—**	—
Special termination benefits	**—**	2	**—**	—
Foreign currency adjustment	**12**	(18)	**—**	—
Benefit obligation at end of year	**$2,275**	$2,077	**$362**	$340

Change in the fair value of pension plan assets:

	2010	2009
Fair value at beginning of year	**$1,415**	$1,854
Actual return on plan assets	**222**	(297)
Employer contributions	**284**	13
Benefits paid	**(142)**	(141)
Settlement	**(21)**	—
Foreign currency adjustment	**9**	(14)
Fair value at end of year	**$1,767**	$1,415

Amounts recognized in the Consolidated Balance Sheets:

	Pension		Postretirement	
	2010	**2009**	**2010**	**2009**
Accrued liabilities	**$ (8)**	$ (6)	**$ (30)**	$ (27)
Other liabilities	**(500)**	(656)	**(332)**	(313)
Net amount recognized	**$ (508)**	$ (662)	**$(362)**	$(340)
Amounts recognized in accumulated other comprehensive loss consist of:				
Net actuarial loss	**$1,263**	$1,188	**$ 87**	$ 38
Prior service (credit)/cost	**(1)**	(1)	**(10)**	8
Total	**$1,262**	$1,187	**$ 77**	$ 46

The changes in other comprehensive loss associated with pension benefits included the reclassification of actuarial losses into earnings of $49 and $19 in 2010 and 2009, respectively. The remaining changes in other comprehensive loss associated with pension benefits were primarily due to net actuarial losses arising during the period. The change in other comprehensive income associated with postretirement benefits in 2010 included $50 of net actuarial losses arising during the period and $18 of prior service credit. The change in other comprehensive income associated with postretirement benefits in 2009 was primarily due to $19 of net actuarial losses arising during the period.

The following table provides information for pension plans with accumulated benefit obligations in excess of plan assets:

	2010	**2009**
Projected benefit obligation	**$2,261**	$2,066
Accumulated benefit obligation	**$2,140**	$1,931
Fair value of plan assets	**$1,757**	$1,407

The accumulated benefit obligation for all pension plans was $2,148 at August 1, 2010 and $1,938 at August 2, 2009.

Weighted-average assumptions used to determine benefit obligations at the end of the year:

	Pension		Postretirement	
	2010	**2009**	**2010**	**2009**
Discount rate	**5.46%**	6.00%	**5.25%**	6.00%
Rate of compensation increase	**3.29%**	3.29%	**3.25%**	3.25%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended:

Pension	**2010**	**2009**	**2008**
Discount rate	**6.00%**	6.87%	6.40%
Expected return on plan assets	**8.13%**	8.60%	8.79%
Rate of compensation increase	**3.29%**	3.97%	3.97%

The discount rate is established as of the company's fiscal year-end measurement date. In establishing the discount rate, the company reviews published market indices of high-quality debt securities, adjusted as appropriate for duration. In addition, independent actuaries apply high-quality bond yield curves to the expected benefit payments of the plans. The expected return on plan assets is a long-term assumption based upon historical experience and expected future performance, considering the company's current and projected investment mix.

This estimate is based on an estimate of future inflation, long-term projected real returns for each asset class, and a premium for active management.

The discount rate used to determine net periodic postretirement expense was 6.00% in 2010, 7.00% in 2009 and 6.50% in 2008.

Assumed health care cost trend rates at the end of the year:

	2010	2009
Health care cost trend rate assumed for next year	**8.25%**	8.25%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**4.50%**	4.50%
Year that the rate reaches the ultimate trend rate	**2018**	2017

A one-percentage-point change in assumed health care costs would have the following effects on 2010 reported amounts:

	Increase	Decrease
Effect on service and interest cost	$ 1	$ (1)
Effect on the 2010 accumulated benefit obligation	$20	$(18)

Pension Plan Assets

The fundamental goal underlying the investment policy is to ensure that the assets of the plans are invested in a prudent manner to meet the obligations of the plans as these obligations come due. The primary investment objectives include providing a total return which will promote the goal of benefit security by attaining an appropriate ratio of plan assets to plan obligations, to provide for real asset growth while also tracking plan obligations, to diversify investments across and within asset classes, to reduce the impact of losses in single investments, and to follow investment practices that comply with applicable laws and regulations.

The primary policy objectives will be met by investing assets to achieve a reasonable tradeoff between return and risk relative to the plans' obligations. This includes investing a portion of the assets in funds selected in part to hedge the interest rate sensitivity to plan obligations.

The portfolio includes investments in the following asset classes: fixed income, equity, real estate and alternatives. Fixed income will provide a moderate expected return and partially hedge the exposure to interest rate risk of the plans' obligations. Equities are used for their high expected return. Additional asset classes are used to provide diversification.

Asset allocation is monitored on an ongoing basis relative to the established asset class targets. The interaction between plan assets and benefit obligations is periodically studied to assist in the establishment of strategic asset allocation targets. The investment policy permits variances from the targets within certain parameters. Asset rebalancing occurs when the underlying asset class allocations move outside these parameters at which time the asset allocation is rebalanced back to the policy target weight.

The company's year-end pension plan weighted-average asset allocations by category were:

	Strategic Target	2010	2009
Equity securities	51%	**49%**	62%
Debt securities	35%	**34%**	20%
Real estate and other	14%	**17%**	18%
Total	100%	**100%**	100%

The company is required to categorize pension plan assets based on the following fair value hierarchy:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets in active markets.
- Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset through corroboration with observable market data.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The following table presents the company's pension plan assets at August 1, 2010, by asset category as follows:

	Fair Value as of August 1, 2010	Fair Value Measurements at August 1, 2010 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Asset category				
Short-term investments	$ 60	$ 5	$ 55	$ —
Equities:				
U.S.	521	308	213	—
Non-U.S.	330	245	85	—
Corporate bonds:				
U.S.	363	—	363	—
Non-U.S.	122	—	122	—
Government and agency bonds:				
U.S.	39	—	39	—
Non-U.S.	27	—	27	—
Mortgage and asset backed securities	26	—	26	—
Real estate	60	4	38	18
Limited partnerships	24	—	—	24
Hedge funds	174	—	174	—
Guaranteed insurance contracts	8	—	—	8
Total	$1,754	$562	$1,142	$ 50
Other items to reconcile to fair value of plan assets	13			
Total pension assets at fair value	$1,767			

Short-term investments — Investments include cash and cash equivalents, and various short-term debt instruments and short-term investment funds. Institutional short-term investment vehicles valued daily are classified as Level 1 at cost which approximates market value. Other investment vehicles are valued based upon a net asset value and are classified as Level 2.

Equities — Common stocks and preferred stocks are classified as Level 1 and are valued using quoted market prices in active markets. Investments in commingled funds are classified as Level 2 assets as the funds are not traded in active markets. Commingled funds are valued based on the unit values of such funds. Unit values are based on the fair value of the underlying assets of the funds derived from inputs principally based on quoted market prices in an active market or corroborated by observable market data by correlation or other means.

Corporate bonds — These investments are valued based on quoted market prices, yield curves and pricing models using current market rates.

Government and agency bonds — These investments are generally valued based on bid quotations and recent trade data for identical or similar obligations.

Mortgage and asset backed securities — Fair value is based on prices obtained from third party pricing sources. The prices from third party pricing sources may be based on bid quotes from dealers and recent trade data. Mortgage backed securities are traded in the over the counter market.

Real estate — Real estate investments consist of real estate investment trusts and property funds. Real estate investment trusts are classified as Level 1 and are valued based on quoted market prices. Property funds are classified as either Level 2 or Level 3 depending upon whether liquidity is limited or there are few observable market participant transactions. Fair value is based on third party appraisals.

Limited partnerships — Investments in limited partnerships are valued based upon valuations provided by the general partners of the funds. The values of limited partnerships are based upon an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sales transactions with third parties, expected cash flows, and market-based information, including comparable transactions and performance multiples among other factors. The investments are classified as Level 3 since the valuation is determined using unobservable inputs.

Hedge funds — Hedge fund investments include hedge funds valued based upon a net asset value derived from the fair value of underlying securities and are therefore classified as Level 2 assets. Hedge fund investments may include long and short positions in equity and fixed income securities, derivative instruments such as futures and options, commodities, and other types of securities.

Guaranteed insurance contracts — These assets are classified as Level 3 assets as they are valued using unobservable inputs. Guaranteed insurance contracts are valued based on the discounted stream of guaranteed benefit payments at a market rate increased for expected future profit sharing. The expected excess return is equal to expected indexation granted to participants. The discounted stream of guaranteed benefit payments is calculated based on the expected mortality rates of plan participants.

Other items to reconcile to fair value of plan assets included net accrued interest and dividends receivable, amounts due for securities sold, amounts payable for securities purchased, and other payables.

The following table summarizes the changes in fair value of Level 3 investments:

	Real Estate	Limited Partnerships	Guaranteed Insurance Contracts	Total
Fair value at beginning of year	$ 32	$31	$ 5	$ 68
Actual return on plan assets	(2)	(4)	2	(4)
Purchases	—	—	1	1
Sales	(1)	(3)	—	(4)
Settlements	—	—	—	—
Transfers out of Level 3	(11)	—	—	(11)
Fair value at end of year	$ 18	$24	$ 8	$ 50

The company contributed $100 to U.S. plans in the first quarter of 2011. Additional contributions to U.S. plans are not expected in 2011. Contributions to non-U.S. plans are expected to be approximately $43 in 2011.

Estimated future benefit payments are as follows:

	Pension	Postretirement
2011	$141	$ 30
2012	$144	$ 31
2013	$147	$ 32
2014	$148	$ 33
2015	$144	$ 33
2016-2020	$824	$169

The benefit payments include payments from funded and unfunded plans.

Estimated future Medicare subsidy receipts are approximately $2-$3 annually from 2011 through 2015, and $16 for the period 2016 through 2020.

Savings Plan — The company sponsors employee savings plans which cover substantially all U.S. employees. The company provides a matching contribution of 60% (50% at certain locations) of the employee contributions up to 5% of compensation after one year of continued service. Amounts charged to Costs and expenses were $17 in 2010, and $18 in both 2009 and 2008.

Effective January 1, 2011, the company will provide a matching contribution of 100% of employee contributions up to 4% of compensation for employees who are not covered by collective bargaining agreements. Employees hired or rehired on or after January 1, 2011 who will not be eligible to participate in the defined benefit plans and who are not covered by collective bargaining agreements will receive a contribution equal to 3% of compensation regardless of their participation in the Savings Plan.

12. Taxes on Earnings

The provision for income taxes on earnings from continuing operations consists of the following:

	2010	2009	2008
Income taxes:			
Currently payable			
Federal	**$ 253**	$ 145	$177
State	**46**	12	1
Non-U.S.	**45**	46	60
	344	203	238
Deferred			
Federal	**38**	142	43
State	**1**	9	2
Non-U.S.	**15**	(7)	(15)
	54	144	30
	$ 398	$ 347	$268
Earnings from continuing operations before income taxes:			
United States	**$1,051**	$ 976	$912
Non-U.S.	**191**	103	27
	$1,242	$1,079	$939

The following is a reconciliation of the effective income tax rate on continuing operations with the U.S. federal statutory income tax rate:

	2010	2009	2008
Federal statutory income tax rate	**35.0%**	35.0%	35.0%
State income taxes (net of federal tax benefit)	**2.5**	1.7	1.5
Tax effect of international items	**(2.5)**	(0.8)	(4.6)
Settlement of tax contingencies	**(0.7)**	(1.0)	(1.4)
Federal manufacturing deduction	**(1.3)**	(1.0)	(1.5)
Divestiture of Australian snack food brands(1)	**—**	—	(1.3)
Other	**(1.0)**	(1.7)	0.8
Effective income tax rate	**32.0%**	32.2%	28.5%

(1) See Note 7 for information on the divestiture of certain Australian salty snack food brands.

In the third quarter of 2010, the company recorded deferred tax expense of $10 due to the enactment of U.S. health care legislation in March 2010. The law changed the tax treatment of subsidies to companies that provide prescription drug benefits to retirees. Accordingly, the company recorded the non-cash charge to reduce the value of the deferred tax asset associated with the subsidy.

In the second and third quarters of 2010, the company recorded a tax benefit of $9 following the finalization of tax audits. The company recorded an additional tax benefit of $2 during the year related to the resolution of other tax contingencies.

In the first quarter of 2009, the company recorded a tax benefit of $11 following the finalization of tax audits.

In the second quarter of 2008, the company recorded a tax benefit of $13 resulting from the resolution of a state tax contingency.

Deferred tax liabilities and assets are comprised of the following:

	2010	2009
Depreciation	**$ 221**	$ 204
Amortization	**449**	425
Other	**13**	17
Deferred tax liabilities	**683**	646
Benefits and compensation	**319**	273
Pension benefits	**134**	141
Tax loss carryforwards	**67**	60
Capital loss carryforwards	**101**	93
Other	**76**	74
Gross deferred tax assets	**697**	641
Deferred tax asset valuation allowance	**(123)**	(108)
Net deferred tax assets	**574**	533
Net deferred tax liability	**$ 109**	$ 113

At August 1, 2010, U.S. and non-U.S. subsidiaries of the company have tax loss carryforwards of approximately $317. Of these carryforwards, $126 expire between 2011 and 2028 and $191 may be carried forward indefinitely. The current statutory tax rates in these countries range from 20% to 35%. At August 1, 2010, valuation allowances have been established to offset $89 of these tax loss carryforwards. Additionally, at August 1, 2010, non-U.S. subsidiaries of the company have capital loss carryforwards of approximately $336, which are fully offset by valuation allowances.

The net change in the valuation allowance in 2010 was an increase of $15. The increase was primarily due to the impact of currency and the recognition of additional valuation allowances on foreign loss carryforwards that are not expected to be utilized prior to the expiration date. The net change in the valuation allowance in 2009 was a decrease of $7, primarily due to currency. The net change in the valuation allowance in 2008 was an increase of $79. The increase was primarily due to establishing a $72 valuation allowance for an increase in capital loss carryforwards generated by the divestiture of the Australian snack food brands.

As of August 1, 2010, U.S. income taxes have not been provided on approximately $605 of undistributed earnings of non-U.S. subsidiaries, which are deemed to be permanently reinvested. It is not practical to estimate the tax liability that might be incurred if such earnings were remitted to the U.S.

The company adopted the provisions related to accounting for uncertainty in income taxes as of July 30, 2007 (the beginning of fiscal 2008). Upon adoption, the company recognized a cumulative-effect adjustment of $6 as an increase in the liability for unrecognized tax benefits, including interest and penalties, and a corresponding reduction in retained earnings. A reconciliation of the activity related to unrecognized tax benefits follows:

	2010	**2009**	**2008**
Balance at beginning of year	**$ 42**	$ 54	$ 58
Increases related to prior-year tax positions	**14**	—	5
Decreases related to prior-year tax positions	**(11)**	(11)	(16)
Increases related to current-year tax positions	**4**	4	12
Settlements	**(11)**	(2)	(4)
Lapse of statute	**(2)**	(3)	(1)
Balance at end of year	**$ 36**	$ 42	$ 54

As of August 1, 2010, August 2, 2009, and August 3, 2008, there were $22, $28, and $37, respectively, of unrecognized tax benefits that if recognized would affect the annual effective tax rate. The total amount of unrecognized tax benefits can change due to audit settlements, tax examination activities, statute expirations and the recognition and measurement criteria under accounting for uncertainty in income taxes. The company is unable to estimate what this change could be within the next twelve months, but does not believe it would be material to the financial statements.

The company's accounting policy with respect to interest and penalties attributable to income taxes is to reflect any expense or benefit as a component of its income tax provision. The total amount of interest and penalties recognized in the Statements of Earnings was an expense of $2 in 2010 and a benefit of $1 and $4, respectively for 2009 and 2008. The total amount of interest and penalties recognized in the Consolidated Balance Sheets as of August 1, 2010 and August 2, 2009 was $9 and $8, respectively.

None of the unrecognized tax benefit liabilities, including interest and penalties, are expected to be settled within the next twelve months. The $45 and $50 of unrecognized tax benefit liabilities, including interest and penalties, are reported as other non-current liabilities in the Consolidated Balance Sheets as of August 1, 2010 and August 2, 2009, respectively.

The company does business globally and, as a result, files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as the United States, Australia, Canada, Belgium, France and Germany. The 2010 tax year is currently under audit by the IRS. In addition, several state income tax examinations are in progress for fiscal years 2001 to 2009.

The company has been notified of a limited scope audit in Australia for fiscal years 2007 through 2009. With limited exceptions, the company has been audited for income tax purposes in Canada and France through fiscal year 2005 and in Belgium and Germany through fiscal year 2007.

13. Short-term Borrowings and Long-term Debt

Short-term borrowings consist of the following:

	2010	2009
Commercial paper	**$ 96**	$350
Current portion of long-term debt	**700**	—
Variable-rate bank borrowings	**34**	24
Fixed-rate borrowings	**1**	4
Capital leases	**1**	—
Other(1)	**3**	—
	$835	$378

(1) Other includes unamortized net premium/discount on debt issuances and unamortized gain on a terminated interest rate swap.

As of August 1, 2010, the weighted-average interest rate of commercial paper, which consisted of U.S. borrowings, was 0.24%. As of August 2, 2009, the weighted-average interest rate of commercial paper, which consisted of U.S. borrowings, was 0.28%.

The company had a committed revolving credit facility of $1,500 maturing in September 2011 that supported commercial paper borrowings and remained unused at August 1, 2010, except for $25 of standby letters of credit. In September 2010, the company entered into a $975 committed 364-day revolving credit facility that contains a one-year term-out feature. The company also entered into a $975 revolving credit facility that matures in September 2013. These facilities replaced the existing $1,500 revolving credit facility.

Long-term Debt consists of the following:

Type	Fiscal Year of Maturity	Rate	2010	2009
Notes	2011	6.75%	**$ 700**	$ 700
Notes	2013	5.00%	**400**	400
Notes	2014	4.88%	**300**	300
Notes	2015	3.38%	**300**	300
Notes	2017	3.05%	**400**	—
Notes	2019	4.50%	**300**	300
Debentures	2021	8.88%	**200**	200
Fixed-rate borrowings			**1**	—
Capital leases			**1**	3
Other(1)			**43**	43
Total			**2,645**	2,246
Less current portion			**700**	—
Total long-term debt			**$1,945**	$2,246

(1) Other includes unamortized net premium/discount on debt issuances, unamortized gain on a terminated interest rate swap, and amounts related to interest rate swaps designated as fair-value hedges. For additional information on fair-value interest rate swaps, see Note 14.

In July 2010, the company issued $400 of 3.05% notes which mature on July 15, 2017. Interest on the notes is due semi-annually on January 15 and July 15, commencing on January 15, 2011. The company may redeem the notes in whole or in part at any time at a redemption price of 100% of the principal amount plus accrued interest or an amount designed to ensure that the note holders are not penalized by the early redemption.

In July 2009, the company issued $300 of 3.375% notes which mature on August 15, 2014. Interest on the notes is due semi-annually on February 15 and August 15, commencing on February 15, 2010. The company may redeem the notes in whole or in part at any time at a redemption price of 100% of the principal amount plus accrued interest or an amount designed to ensure that the note holders are not penalized by the early redemption.

In January 2009, the company issued $300 of 4.50% notes which mature on February 15, 2019. Interest on the notes is due semi-annually on February 15 and August 15, commencing on August 15, 2009. The company may redeem the notes in whole or in part at any time at a redemption price of 100% of the principal amount plus accrued interest or an amount designed to ensure that the note holders are not penalized by the early redemption.

The fair value of the company's long-term debt, including the current portion of long-term debt in Short-term borrowings, was $2,829 at August 1, 2010 and $2,394 at August 2, 2009.

In November 2008, the company filed a registration statement with the Securities and Exchange Commission that registered an indeterminate amount of debt securities. Under the registration statement, the company may issue debt securities, depending on market conditions.

Principal amounts of debt mature as follows: 2011-$832 (in current liabilities); 2012-$2; 2013-$400; 2014-$300; 2015-$300 and beyond-$900.

14. Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value. The fair value of long-term debt as indicated in Note 13 is based on quoted market prices or pricing models using current market rates.

The principal market risks to which the company is exposed are changes in foreign currency exchange rates, interest rates, and commodity prices. In addition, the company is exposed to equity price changes related to certain deferred compensation obligations. In order to manage these exposures, the company follows established risk management policies and procedures, including the use of derivative contracts such as swaps, forwards and commodity futures and option contracts. These derivative contracts are entered into for periods consistent with the related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into derivative contracts for speculative purposes and does not use leveraged instruments. The company's derivative programs include strategies that both qualify and do not qualify for hedge accounting treatment.

The company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. The company minimizes the counterparty credit risk on these transactions by dealing only with leading, credit-worthy financial institutions having long-term credit ratings of "A" or better. In addition, the contracts are distributed among several financial institutions, thus minimizing credit-risk concentration. The company does not have credit-risk-related contingent features in its derivative instruments as of August 1, 2010.

Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk related to its international operations, including non-functional currency intercompany debt and net investments in subsidiaries. The company is also exposed to foreign exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries. The company utilizes foreign exchange forward purchase and sale contracts as well as cross-currency swaps to hedge these exposures. The contracts are either designated as cash-flow hedging instruments or are undesignated. The company typically hedges portions of its forecasted foreign currency transaction exposure with foreign exchange forward contracts for up to 18 months. To hedge currency exposures related to intercompany debt, cross-currency swap contracts are entered into for periods consistent with the underlying debt. As of August 1, 2010, cross-currency swap contracts mature in 2011 through 2015. Principal currencies hedged include the Australian dollar, Canadian dollar, euro, Swedish krona, New Zealand dollar, British pound and Japanese yen. The notional amount of foreign exchange forward and cross-currency swap contracts accounted for as cash-flow hedges was $261 and $322 at August 1, 2010 and August 2, 2009, respectively. The effective portion of the changes in fair value on these instruments is recorded in other comprehensive income (loss) and is reclassified into the Statements of Earnings on the same line item and same period in which the underlying hedge transaction affects earnings. The notional amount of foreign exchange forward and cross-currency swap contracts that are not designated as accounting hedges was $757 and $802 at August 1, 2010 and August 2, 2009, respectively.

Interest Rate Risk

The company manages its exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps in order to maintain its variable-to-total debt ratio within targeted guidelines. Receive fixed rate/pay variable rate interest rate swaps are accounted for as fair-value hedges. The notional amount of outstanding fair-value interest rate swaps at August 1, 2010 and August 2, 2009 totaled $500.

During fiscal 2010, the company entered into forward starting interest rate swap contracts accounted for as cash-flow hedges with a combined notional value of $200 to hedge a July 2010 anticipated debt offering. These swaps were settled concurrent with the July 2010 debt issuance of $400 seven-year 3.05% notes at a loss of $14, which was recorded in other comprehensive income (loss). The loss on the swap contracts will be amortized over the life of the debt as additional interest expense.

In June 2008, the company entered into two forward starting interest rate swap contracts accounted for as cash-flow hedges with a combined notional value of $200 to hedge an anticipated debt offering in fiscal 2009. These swaps were settled as of November 2, 2008, at a loss of $13, which was recorded in other comprehensive income (loss). In January 2009, the company issued $300 ten-year 4.50% notes. The loss on the swap contracts will be amortized over the life of the debt as additional interest expense.

Commodity Price Risk

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. The company also enters into commodity futures and options contracts to reduce the volatility of price fluctuations of diesel fuel, wheat, natural gas, soybean oil, aluminum, sugar, cocoa, and corn, which impact the cost of raw materials. Commodity futures and option contracts are typically accounted for as cash-flow hedges or are not designated as accounting hedges. Commodity futures and option contracts are typically entered into to hedge a portion of commodity requirements for periods up to 18 months. The notional amount of commodity contracts accounted for as cash-flow hedges was $7 at August 1, 2010 and August 2, 2009. The notional amount of commodity contracts that are not designated as accounting hedges was $43 and $44 at August 1, 2010 and August 2, 2009, respectively. As of August 1, 2010, the contracts mature within 12 months.

Equity Price Risk

The company hedges a portion of exposures relating to certain deferred compensation obligations linked to the total return of the Standard & Poor's 500 Index, the total return of the company's capital stock and the total return of the Puritan Fund. Under these contracts, the company pays variable interest rates and receives from the counterparty either the total return of the Standard & Poor's 500 Index, the total return of the Puritan Fund, or the total return on company capital stock. These instruments are not designated as hedges for accounting purposes. The contracts are typically entered into for periods not exceeding 12 months. The notional amounts of the company's deferred compensation hedges as of August 1, 2010 and August 2, 2009 were $75 and $48, respectively.

The following table summarizes the fair value of derivative instruments recorded in the Consolidated Balance Sheets as of August 1, 2010 and August 2, 2009:

	Balance Sheet Classification	2010	2009
Asset Derivatives			
Derivatives designated as hedges:			
Foreign exchange forward contracts	Other current assets	**$ 1**	$ 1
Cross-currency swap contracts	Other current assets	**—**	3
Commodity contracts	Other current assets	**1**	—
Cross-currency swap contracts	Other assets	**3**	—
Interest rate swaps	Other assets	**46**	38
Total derivatives designated as hedges		**$51**	$42
Derivatives not designated as hedges:			
Foreign exchange forward contracts	Other current assets	**$ 1**	$ 3
Commodity contracts	Other current assets	**3**	6
Cross-currency swap contracts	Other current assets	**13**	—
Deferred compensation contracts	Other current assets	**—**	4
Cross-currency swap contracts	Other assets	**1**	7
Total derivatives not designated as hedges		**$18**	$20
Total asset derivatives		**$69**	$62
Liability Derivatives			
Derivatives designated as hedges:			
Foreign exchange forward contracts	Accrued liabilities	**$ 1**	$ 3
Commodity contracts	Accrued liabilities	**1**	—
Cross-currency swap contracts	Accrued liabilities	**—**	1
Cross-currency swap contracts	Other liabilities	**24**	31
Total derivatives designated as hedges		**$26**	$35
Derivatives not designated as hedges:			
Foreign exchange forward contracts	Accrued liabilities	**$ 1**	$11
Commodity contracts	Accrued liabilities	**—**	6
Cross-currency swap contracts	Accrued liabilities	**—**	5
Deferred compensation contracts	Accrued liabilities	**2**	—
Cross-currency swap contracts	Other liabilities	**14**	8
Total derivatives not designated as hedges		**$17**	$30
Total liability derivatives		**$43**	$65

The derivative assets and liabilities are presented on a gross basis in the table. Certain derivative asset and liability balances, including cash collateral, are offset in the balance sheet when a legally enforceable right of offset exists.

The following table shows the effect of the company's derivative instruments designated as cash-flow hedges for the years ended August 1, 2010 and August 2, 2009 on other comprehensive income (loss) (OCI) and the Consolidated Statements of Earnings:

Derivatives Designated as Cash-Flow Hedges

		Total Cash-Flow Hedge OCI Activity	
		2010	**2009**
OCI derivative gain/(loss) at beginning of year		**$(31)**	$ 8
Effective portion of changes in fair value recognized in OCI:			
Foreign exchange forward contracts		**(5)**	(6)
Cross-currency swap contracts		**4**	(6)
Forward starting interest rate swaps		**(14)**	(15)
Commodity contracts		**1**	(11)
Amount of (gain) or loss reclassified from OCI to earnings:	**Location in Earnings**		
Foreign exchange forward contracts	Other expenses/income	**(1)**	(2)
Foreign exchange forward contracts	Cost of products sold	**17**	(5)
Forward starting interest rate swaps	Interest expense	**1**	1
Commodity contracts	Cost of products sold	**—**	5
OCI derivative gain/(loss) at end of year		**$(28)**	$(31)

The amount expected to be reclassified from other comprehensive income into earnings within the next 12 months is a loss of $5. The ineffective portion and amount excluded from effectiveness testing were not material.

The following table shows the effect of the company's derivative instruments designated as fair-value hedges on the Consolidated Statements of Earnings:

Derivatives Designated as Fair-Value Hedges	Location of Gain or (Loss) Recognized in Earnings	Amount of Gain or (Loss) Recognized in Earnings on Derivatives		Amount of Gain or (Loss) Recognized in Earnings on Hedged Item	
		2010	**2009**	**2010**	**2009**
Interest rate swaps	Interest expense	**$8**	$24	**$(8)**	$(24)

The following table shows the effects of the company's derivative instruments not designated as hedges in the Consolidated Statements of Earnings:

Derivatives not Designated as Hedges	Location of Gain or (Loss) Recognized in Earnings	Amount of Gain or (Loss) Recognized in Earnings on Derivatives	
		2010	2009
Foreign exchange forward contracts	Other expenses/income	$ (8)	$ 7
Foreign exchange forward contracts	Cost of products sold	—	1
Cross-currency swap contracts	Other expenses/income	(12)	44
Commodity contracts	Cost of products sold	—	(24)
Deferred compensation contracts	Administrative expenses	9	(8)
Total		$(11)	$ 20

15. Fair Value Measurements

The company is required to categorize financial assets and liabilities based on the following fair value hierarchy:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When available, the company uses unadjusted quoted market prices to measure the fair value and classifies such items as Level 1. If quoted market prices are not available, the company bases fair value upon internally developed models that use current market-based or independently sourced market parameters such as interest rates and currency rates.

The following table presents the company's financial assets and liabilities that are measured at fair value on a recurring basis at August 1, 2010 and August 2, 2009, consistent with the fair value hierarchy:

	Fair Value as of August 1, 2010	Fair Value Measurements at August 1, 2010 Using Fair Value Hierarchy			Fair Value as of August 2, 2009	Fair Value Measurements at August 2, 2009 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets								
Interest rate swaps(1)	$ 46	$ —	$46	$ —	$ 38	$ —	$ 38	$ —
Foreign exchange forward contracts(2)	2	—	2	—	4	—	4	—
Cross-currency swap contracts(3)	17	—	17	—	10	—	10	—
Deferred compensation derivatives(4)	—	—	—	—	4	—	4	—
Commodity derivatives(5)	4	4	—	—	6	6	—	—
Total assets at fair value	$ 69	$ 4	$65	$ —	$ 62	$ 6	$ 56	$ —
Liabilities								
Foreign exchange forward contracts(2)	$ 2	$ —	$ 2	$ —	$ 14	$ —	$ 14	$ —
Cross-currency swap contracts(3)	38	—	38	—	45	—	45	—
Deferred compensation derivatives(4)	2	—	2	—	—	—	—	—
Commodity derivatives(5)	1	1	—	—	6	6	—	—
Deferred compensation obligation(6)	149	95	54	—	142	80	62	—
Total liabilities at fair value	$192	$ 96	$96	$ —	$207	$ 86	$ 121	$ —

(1) Based on LIBOR swap rates.

(2) Based on observable market transactions of spot currency rates and forward rates.

(3) Based on observable local benchmarks for currency and interest rates.

(4) Based on LIBOR and equity index swap rates.

(5) Based on quoted futures exchanges.

(6) Based on the fair value of the participants' investments.

16. Shareowners' Equity

The company has authorized 560 million shares of Capital stock with $.0375 par value and 40 million shares of Preferred stock, issuable in one or more classes, with or without par as may be authorized by the Board of Directors. No Preferred stock has been issued.

Share Repurchase Programs

In November 2005, the company's Board of Directors authorized the purchase of up to $600 of company stock through fiscal 2008. This program was completed during the third quarter of 2008. In March 2008, the company's Board of Directors authorized using approximately $600 of the net proceeds from the sale of the Godiva Chocolatier business to purchase company stock. This program was completed during the fourth quarter of 2008. In June 2008, the company's Board of Directors authorized the purchase of up to $1,200 of company stock through fiscal 2011. This program began in fiscal 2009. In addition to these publicly announced programs, the company repurchases shares to offset the impact of dilution from shares issued under the company's stock compensation plans.

In 2010, the company repurchased 14 million shares at a cost of $472. Of the 2010 repurchases, approximately 7 million shares at a cost of $250 were made pursuant to the company's June 2008 publicly announced share repurchase program. Approximately $550 remained available under this program as of August 1, 2010.

In 2009, the company repurchased 17 million shares at a cost of $527. Of the 2009 repurchases, approximately 13 million shares at a cost of $400 were made pursuant to the company's June 2008 publicly announced share repurchase program.

In 2008, the company repurchased 26 million shares at a cost of $903. Of the 2008 repurchases, approximately 23 million shares at a cost of $800 were made pursuant to the company's November 2005 and the March 2008 publicly announced share repurchase programs.

17. Stock-Based Compensation

In 2003, shareowners approved the 2003 Long-Term Incentive Plan, which authorized the issuance of 28 million shares to satisfy awards of stock options, stock appreciation rights, unrestricted stock, restricted stock/units (including performance restricted stock) and performance units. Approximately 3.2 million shares available under a previous long-term plan were rolled into the 2003 Long-Term Incentive Plan, making the total number of available shares approximately 31.2 million. In November 2005, shareowners approved the 2005 Long-Term Incentive Plan, which authorized the issuance of an additional 6 million shares to satisfy the same types of awards.

Awards under the 2003 and 2005 Long-Term Incentive Plans may be granted to employees and directors. The term of a stock option granted under these plans may not exceed ten years from the date of grant. Options granted under these plans vest cumulatively over a three-year period at a rate of 30%, 60% and 100%, respectively. The option price may not be less than the fair market value of a share of common stock on the date of the grant. Restricted stock granted in fiscal 2004 and 2005 vests in three annual installments of ⅓ each, beginning 2½ years from the date of grant.

Pursuant to the 2003 Long-Term Incentive Plan, in July 2005 the company adopted a long-term incentive compensation program which provides for grants of total shareowner return (TSR) performance restricted stock/units, EPS performance restricted stock/units, and time-lapse restricted stock/units. Initial grants made in accordance with this program were approved in September 2005. Under the program, awards of TSR performance restricted stock/units will be earned by comparing the company's total shareowner return during a three-year period to the respective total shareowner returns of companies in a performance peer group. Based upon the company's ranking in the performance peer group, a recipient of TSR performance restricted stock/units may earn a total award ranging from 0% to 225% of the initial grant. Awards of EPS performance restricted stock/units will be earned based upon the company's achievement of annual earnings per share goals. During the three-year vesting period, a recipient of EPS performance restricted stock/units may earn a total award ranging from 0% to 100% of the initial grant. Awards of time-lapse restricted stock/units will vest ratably over the three-year period. Annual stock option grants are not part of the long-term incentive compensation program for 2008, 2009, and 2010. However, stock options may still be granted on a selective basis under the 2003 and 2005 Long-Term Incentive Plans.

Total pre-tax stock-based compensation recognized in Earnings from continuing operations was $88 for 2010, $84 for 2009, and $83 for 2008. Tax related benefits of $33 were recognized for 2010 and $31 were recognized for 2009 and 2008. Stock-based compensation associated with 2008 discontinued operations was $3 after-tax.

Information about stock options and related activity is as follows:

	2010	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
	(Options in thousands)			
Beginning of year	17,552	$27.08		
Granted	—	$ —		
Exercised	(4,945)	$28.34		
Terminated	(134)	$33.03		
End of year	12,473	$26.47	2.8	$117
Exercisable at end of year	12,473	$26.47	2.8	$117

The total intrinsic value of options exercised during 2010, 2009, and 2008 was $33, $30, and $17, respectively. As of January 2009, compensation related to stock options was fully expensed. The company measured the fair value of stock options using the Black-Scholes option pricing model.

The following table summarizes time-lapse restricted stock/units and EPS performance restricted stock/units activity:

	Shares/Units	Weighted-Average Grant-Date Fair Value
	(Restricted stock/units in thousands)	
Nonvested at August 2, 2009	2,073	$38.17
Granted	1,409	$32.25
Vested	(970)	$37.62
Forfeited	(117)	$35.19
Nonvested at August 1, 2010	2,395	$35.05

The fair value of time-lapse restricted stock/units and EPS performance restricted stock/units is determined based on the number of shares granted and the quoted price of the company's stock at the date of grant. Time-lapse restricted stock/units granted in fiscal 2006 and forward are expensed on a straight-line basis over the vesting period, except for awards issued to retirement-eligible participants, which are expensed on an accelerated basis. EPS performance restricted stock/units are expensed on a graded-vesting basis, except for awards issued to retirement-eligible participants, which are expensed on an accelerated basis.

As of August 1, 2010, total remaining unearned compensation related to nonvested time-lapse restricted stock/units and EPS performance restricted stock/units was $35, which will be amortized over the weighted-average remaining service period of 1.7 years. The fair value of restricted stock/units vested during 2010, 2009, and 2008 was $32, $47, and $70, respectively. The weighted-average grant-date fair value of restricted stock/units granted during 2009 and 2008 was $39.50 and $36.57, respectively.

The following table summarizes TSR performance restricted stock/units activity:

	Shares/Units	Weighted-Average Grant-Date Fair Value
	(Restricted stock/units in thousands)	
Nonvested at August 2, 2009	3,349	$36.08
Granted	1,518	$33.84
Vested	(957)	$26.49
Forfeited	(329)	$32.50
Nonvested at August 1, 2010	3,581	$38.02

The fair value of TSR performance restricted stock/units is estimated at the grant date using a Monte Carlo simulation. Expense is recognized on a straight-line basis over the service period. As of August 1, 2010, total remaining unearned compensation related to TSR performance restricted stock/units was $54, which will be amortized over the weighted-average remaining service period of 1.7 years. In the first quarter of fiscal 2010, recipients of TSR performance restricted stock/units earned 85% of their initial grants based upon the company's total shareowner return ranking in a performance peer group during a three-year period ended July 31, 2009. As a result, approximately 165,000 shares were forfeited. The total fair value of TSR performance restricted stock/units vested during 2010 and 2009 was $31 and $58, respectively. The grant-date fair value of TSR performance restricted stock/units granted during 2009 and 2008 was $47.20 and $34.64, respectively.

Prior to fiscal 2009, employees could elect to defer all types of restricted stock awards. These awards are classified as liabilities because of the possibility that they may be settled in cash. The fair value is adjusted quarterly. The total cash paid to settle the liabilities in 2010, 2009, and 2008 was not material. The liability for deferred awards was $7 at August 1, 2010.

The excess tax benefits on the exercise of stock options and vested restricted stock presented as cash flows from financing activities in 2010, 2009, and 2008 were $11, $18, and $8, respectively. Cash received from the exercise of stock options was $139, $72, and $47 for 2010, 2009, and 2008, respectively, and is reflected in cash flows from financing activities in the Consolidated Statements of Cash Flows.

18. Commitments and Contingencies

The company is a party to legal proceedings and claims arising out of the normal course of business.

Management assesses the probability of loss for all legal proceedings and claims and has recognized liabilities for such contingencies, as appropriate. Although the results of these matters cannot be predicted with certainty, in management's opinion, the final outcome of legal proceedings and claims will not have a material adverse effect on the consolidated results of operations or financial condition of the company.

The company has certain operating lease commitments, primarily related to warehouse and office facilities, retail store space and certain equipment. Rent expense under operating lease commitments was $48 in 2010, $47 in 2009, and $80 in 2008. Rent expense in 2008 included $33 related to discontinued operations. Future minimum annual rental payments under these operating leases are as follows:

2011	2012	2013	2014	2015	Thereafter
$43	$35	$28	$20	$18	$42

The company guarantees approximately 1,900 bank loans made to Pepperidge Farm independent sales distributors by third party financial institutions for the purchase of distribution routes. The maximum potential amount of future payments the company could be required to make under the guarantees is $161. The company's guarantees are indirectly secured by the distribution routes. The company does not believe it is probable that it will be required to make guarantee payments as a result of defaults on the bank loans guaranteed. The amounts recognized as of August 1, 2010 and August 2, 2009 were not material.

In connection with the sale of certain Australian salty snack food brands and assets, the company agreed to provide a loan facility to the buyer of AUD $10, or approximately USD $9. The facility was drawn down in AUD $5 increments in 2009. Borrowings under the facility are to be repaid five years after the closing date.

The company has provided certain standard indemnifications in connection with divestitures, contracts and other transactions. Certain indemnifications have finite expiration dates. Liabilities recognized based on known exposures related to such matters were not material at August 1, 2010.

19. Supplemental Financial Statement Data

Balance Sheets

	2010	2009
Accounts receivable		
Customer accounts receivable	**$ 483**	$ 485
Allowances	**(17)**	(19)
Subtotal	**466**	466
Other	**46**	62
	$ 512	$ 528
Inventories		
Raw materials, containers, and supplies	**$ 261**	$ 324
Finished products	**463**	500
	$ 724	$ 824
Other current assets		
Deferred taxes	**$ 128**	$ 100
Fair value of derivatives	**16**	10
Other	**53**	38
	$ 197	$ 148
Plant assets		
Land	**$ 61**	$ 59
Buildings	**1,182**	1,111
Machinery and equipment	**3,651**	3,481
Projects in progress	**149**	242
Total cost	**5,043**	4,893
Accumulated depreciation(1)	**(2,992)**	(2,916)
	$ 2,051	$ 1,977
Other assets		
Fair value of derivatives	**$ 34**	$ 25
Deferred taxes	**21**	24
Other	**55**	56
	$ 110	$ 105

	2010	2009
Accrued liabilities		
Accrued compensation and benefits	**$ 229**	$ 236
Fair value of derivatives	**2**	19
Accrued trade and consumer promotion programs	**129**	112
Accrued interest	**47**	43
Restructuring	**1**	4
Other	**152**	165
	$ 560	$ 579
Other liabilities		
Pension benefits	**$ 500**	$ 656
Deferred compensation(2)	**149**	142
Postretirement benefits	**332**	313
Fair value of derivatives	**22**	19
Unrecognized tax benefits	**45**	50
Other	**31**	34
	$ 1,079	$ 1,214

(1) Depreciation expense was $251 in 2010, $264 in 2009, and $288 in 2008. Depreciation expense in 2008 included $17 related to discontinued operations. Buildings are depreciated over periods ranging from 7 to 45 years. Machinery and equipment are depreciated over periods generally ranging from 2 to 20 years.

(2) The deferred compensation obligation represents unfunded plans maintained for the purpose of providing the company's directors and certain of its executives the opportunity to defer a portion of their compensation. All forms of compensation contributed to the deferred compensation plans are accounted for in accordance with the underlying program. Contributions are credited to an investment account in the participant's name, although no funds are actually contributed to the investment account and no investment choices are actually purchased. Six investment choices are available, including: (1) a book account that tracks the total return on company stock; (2) a book account that tracks performance of Fidelity's Spartan U.S. Equity Index Fund; (3) a book account that tracks the performance of Fidelity's Puritan Fund; (4) a book account that tracks the performance of Fidelity's Spartan International Index Fund; (5) a book account that tracks the performance of Fidelity's Spartan Extended Market Index Fund; and (6) a book account that credits interest based on the Wall Street Journal indexed prime rate. Participants can reallocate investments daily and are entitled to the gains and losses on investment funds. The company recognizes an amount in the Statements of Earnings for the market appreciation/depreciation of each fund.

Statements of Earnings

	2010	2009	2008
Other Expenses/(Income)			
Foreign exchange (gains)/losses	**$ 1**	$ (7)	$ 1
Amortization/impairment of intangible and other assets(1)	**—**	67	6
Other	**3**	1	6
	$ 4	$ 61	$ 13
Interest expense			
Interest expense	**$116**	$114	$171
Less: Interest capitalized	**4**	4	4
	$112	$110	$167

(1) In 2009, a $67 impairment charge was recognized on certain European trademarks. See also Note 5.

Statements of Cash Flows

Cash Flows From Operating Activities	2010	2009	2008
Other non-cash charges to net earnings			
Non-cash compensation/benefit related expense	**$ 90**	$ 59	$ 59
Resolution of tax matters	**—**	—	(13)
Other	**9**	(2)	—
	$ 99	$ 57	$ 46
Other			
Benefit related payments	**$ (58)**	$ (52)	$ (54)
Other	**(12)**	7	7
	$ (70)	$ (45)	$ (47)
Other Cash Flow Information			
Interest paid	**$118**	$120	$180
Interest received	**$ 6**	$ 4	$ 7
Income taxes paid	**$333**	$144	$521

20. Quarterly Data (unaudited)

	2010			
	First	**Second**	**Third**	**Fourth**
Net sales	**$2,203**	**$2,153**	**$1,802**	**$1,518**
Gross profit	**923**	**871**	**743**	**613**
Net earnings(1)	**304**	**259**	**168**	**113**
Per share — basic				
Net earnings	**0.87**	**0.74**	**0.49**	**0.33**
Dividends	**0.25**	**0.275**	**0.275**	**0.275**
Per share — assuming dilution				
Net earnings(1)	**0.87**	**0.74**	**0.49**	**0.33**
Market price				
High	**$33.98**	**$35.80**	**$36.25**	**$37.50**
Low	**$29.81**	**$30.96**	**$32.18**	**$34.18**

	2009			
	First	Second	Third	Fourth
Net sales	$2,250	$2,122	$1,686	$1,528
Gross profit	871	837	685	635
Earnings from continuing operations(2)	260	229	174	69
Earnings from discontinued operations(3)	—	4	—	—
Net earnings	260	233	174	69
Per share — basic(4)				
Earnings from continuing operations	0.71	0.63	0.49	0.20
Earnings from discontinued operations	—	0.01	—	—
Net earnings	0.71	0.65	0.49	0.20
Dividends	0.25	0.25	0.25	0.25
Per share — assuming dilution(4)				
Earnings from continuing operations(2)	0.70	0.63	0.49	0.20
Earnings from discontinued operations(3)	—	0.01	—	—
Net earnings	0.70	0.64	0.49	0.20
Market price				
High	$40.85	$39.44	$31.41	$31.47
Low	$32.45	$27.35	$24.63	$25.65

The sum of the individual per share amounts does not equal due to rounding.

---

(1) Includes an $8 ($.02 per diluted share) restructuring charge in the third quarter for pension benefit costs related to the 2008 initiatives to improve operational efficiency and long-term profitability. See also Note 7.

A $10 ($.03 per diluted share) deferred tax expense to reduce deferred tax assets as a result of the U.S. health care legislation enacted in March 2010 was recorded in the third quarter. See also Note 12.

(2) Includes a $16 ($.04 per diluted share) unrealized loss on the fair value of open commodity hedges contracts in the first quarter, a $7 ($.02 per diluted share) favorable net adjustment on commodity hedges in the third quarter and a $9 ($.03 per diluted share) favorable net adjustment on commodity hedges in the fourth quarter.

Restructuring-related costs associated with initiatives to improve operational efficiency and long-term profitability of $5 ($.01 per diluted share) were recorded in each of the first and second quarters, and $4 ($.01 per diluted share) were recorded in the third quarter. See also Note 7. A $47 ($.13 per diluted share) impairment charge on certain European trademarks was recorded in the fourth quarter. See also Note 5.

(3) In the second quarter of fiscal 2009, the company recorded a $4 ($.01 per diluted share) tax benefit from the sale of Godiva.

(4) In the first quarter of fiscal 2010, the company adopted and retrospectively applied new accounting guidance related to the calculation of earnings per share. The retrospective application of the provision resulted in the following reductions to basic and diluted earnings per share for fiscal 2009:

	First		Second		Third		Fourth	
	Basic	**Diluted**	**Basic**	**Diluted**	**Basic**	**Diluted**	**Basic**	**Diluted**
Continuing operations	$(.02)	$(.01)	$(.02)	$ —	$(.01)	$ —	$ —	$ —
Net earnings	$(.02)	$(.01)	$(.01)	$ —	$(.01)	$ —	$ —	$ —

There was no change to the previously reported basic and diluted earnings per share from discontinued operations for the second quarter of fiscal 2009.

Reports of Management

Management's Report on Financial Statements

The accompanying financial statements have been prepared by the company's management in conformity with generally accepted accounting principles to reflect the financial position of the company and its operating results. The financial information appearing throughout this Annual Report is consistent with the financial statements. Management is responsible for the information and representations in such financial statements, including the estimates and judgments required for their preparation. The financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

The Audit Committee of the Board of Directors, which is composed entirely of Directors who are not officers or employees of the company, meets regularly with the company's worldwide internal auditing department, other management personnel, and the independent auditors. The independent auditors and the internal auditing department have had, and continue to have, direct access to the Audit Committee without the presence of other management personnel, and have been directed to discuss the results of their audit work and any matters they believe should be brought to the Committee's attention. The internal auditing department and the independent auditors report directly to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

The company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and Directors of the company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of August 1, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on this assessment using those criteria, management concluded that the company's internal control over financial reporting was effective as of August 1, 2010.

The effectiveness of the company's internal control over financial reporting as of August 1, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

/s/ Douglas R. Conant

Douglas R. Conant
President and Chief Executive Officer

/s/ B. Craig Owens

B. Craig Owens
Senior Vice President — Chief Financial Officer
and Chief Administrative Officer

/s/ Anthony P. DiSilvestro

Anthony P. DiSilvestro
Senior Vice President — Finance
(Principal Accounting Officer)

September 29, 2010

Report of Independent Registered Public Accounting Firm

To the Shareowners and Directors of Campbell Soup Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of equity and of cash flows present fairly, in all material respects, the financial position of Campbell Soup Company and its subsidiaries at August 1, 2010 and August 2, 2009, and the results of their operations and their cash flows for each of the three fiscal years in the period ended August 1, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 1, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe our audits provide a reasonable basis for our opinions.

As discussed in Note 9 and Note 12 to the consolidated financial statements, the Company changed the manner in which it accounts for unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents in the computation of earnings per share pursuant to the two-class method in 2010 and the manner in which it accounts for uncertain tax positions in 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

September 29, 2010

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

The company, under the supervision and with the participation of its management, including the President and Chief Executive Officer and Senior Vice President — Chief Financial Officer and Chief Administrative Officer, has evaluated the effectiveness of the company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of August 1, 2010 (the "Evaluation Date"). Based on such evaluation, the President and Chief Executive Officer and the Senior Vice President — Chief Financial Officer and Chief Administrative Officer have concluded that, as of the Evaluation Date, the company's disclosure controls and procedures are effective.

The annual report of management on the company's internal control over financial reporting is provided under "Financial Statements and Supplementary Data" on page 74. The attestation report of PricewaterhouseCoopers LLP, the company's independent registered public accounting firm, regarding the company's internal control over financial reporting is provided under "Financial Statements and Supplementary Data" on page 76.

During the quarter ended August 1, 2010, as part of the previously announced SAP enterprise-resource planning system implementation, the company implemented SAP software at its Everett, Washington, and its Marleston, South Australia, manufacturing facilities. In conjunction with this SAP implementation, the company modified the design, operation and documentation of its internal control over financial reporting. Specifically, the company modified controls in the business processes impacted by the new system, such as user access security, system reporting and authorization and reconciliation procedures. There were no other changes in the company's internal control over financial reporting that materially affected, or were reasonably likely to materially affect, such internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The sections entitled "Election of Directors," "Security Ownership of Directors and Executive Officers" and "Director and Executive Officer Stock Ownership Reports" in the company's Proxy Statement for the Annual Meeting of Shareowners to be held on November 18, 2010 (the "2010 Proxy") are incorporated herein by reference. The information presented in the section entitled "Corporate Governance — Board Committee Structure" in the 2010 Proxy relating to the members of the company's Audit Committee and the Audit Committee's financial expert is incorporated herein by reference.

Certain of the information required by this Item relating to the executive officers of the company is set forth under the heading "Executive Officers of the Company."

The company has adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies to the company's Chief Executive Officer, Chief Financial Officer, Controller and members of the Chief Financial Officer's financial leadership team (including the Senior Vice President — Finance). The Code of Ethics for the Chief Executive Officer and Senior Financial Officers is posted on the company's website, www.campbellsoupcompany.com (under the "Governance" caption). The company intends to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers by posting such information on its website.

The company has also adopted a separate Code of Business Conduct and Ethics applicable to the Board of Directors, the company's officers and all of the company's employees. The Code of Business Conduct and Ethics is posted on the company's website, www.campbellsoupcompany.com (under the "Governance" caption). The company's

Corporate Governance Standards and the charters of the company's four standing committees of the Board of Directors can also be found at this website. Printed copies of the foregoing are available to any shareowner requesting a copy by:

- writing to Investor Relations, Campbell Soup Company, 1 Campbell Place, Camden, NJ 08103-1799;
- calling 1-800-840-2865; or
- e-mailing the company's Investor Relations Department at investorrelations@campbellsoup.com.

As previously disclosed, on March 25, 2010, the Board of Directors of the company approved and adopted amendments to the By-Laws for the company, effective as of that date, adding new sections 8 and 9 under Article II. The By-Laws were amended to implement advance notice provisions for director nominations and other proposals, and to ensure that compliance with the notice procedures set forth in the By-Laws is the exclusive means for shareowners to make nominations or submit other business at a shareowner meeting, other than proposals governed by Rule 14a-8 under the Exchange Act. Among other things, the amendments require shareowners who make proposals or give advance notice of a director nomination to disclose all ownership interests in the company's securities and rights to vote with respect to any security of the company, and to provide reasonably detailed descriptions of all agreements, arrangements and understandings between proposing shareowners and other shareowners of the company in connection with the proposed business or nomination.

Item 11. *Executive Compensation*

The information presented in the sections entitled "Compensation Discussion and Analysis," "Summary Compensation Table — Fiscal 2010," "Grants of Plan-Based Awards in Fiscal 2010," "Outstanding Equity Awards at 2010 Fiscal Year-End," "Option Exercises and Stock Vested in Fiscal 2010," "Pension Benefits — Fiscal 2010," "Nonqualified Deferred Compensation — Fiscal 2010," "Potential Payments Upon Termination or Change in Control," "Fiscal 2010 Director Compensation," "Corporate Governance — Compensation and Organization Committee Interlocks and Insider Participation" and "Compensation and Organization Committee Report" in the 2010 Proxy is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareowner Matters*

The information presented in the sections entitled "Securities Authorized for Issuance Under Equity Compensation Plans," "Security Ownership of Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners" in the 2010 Proxy is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information presented in the section entitled "Transactions with Related Persons," "Corporate Governance — Director Independence" and "Corporate Governance — Board Committee Structure" in the 2010 Proxy is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

The information presented in the section entitled "Independent Registered Public Accounting Firm Fees and Services" in the 2010 Proxy is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this report:

1. Financial Statements

- Consolidated Statements of Earnings for 2010, 2009 and 2008

- Consolidated Balance Sheets as of August 1, 2010 and August 2, 2009
- Consolidated Statements of Cash Flows for 2010, 2009 and 2008
- Consolidated Statements of Equity for 2010, 2009 and 2008
- Notes to Consolidated Financial Statements
- Management's Report on Internal Control Over Financial Reporting
- Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules

None.

3. Exhibits

3(i)	Campbell's Restated Certificate of Incorporation as amended through February 24, 1997 was filed with the SEC with Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 28, 2002, and is incorporated herein by reference.
3(ii)	Campbell's By-Laws, effective October 1, 2010, were filed with the SEC on a Form 8-K (SEC file number 1-3822) on September 28, 2010, and are incorporated herein by reference.
4(a)	With respect to Campbell's 6.750% notes due 2011, 5.000% notes due 2012 and 4.875% due 2013, the form of Indenture between Campbell and Deutsche Bank Trust Company Americas (successor in interest to Bankers Trust Company), as Trustee, and the associated form of security were filed with the SEC with Campbell's Registration Statement No. 333-11497, and are incorporated herein by reference.
4(b)	With respect to Campbell's 3.375% notes due 2014, 3.050% notes due 2014 and 4.500% due 2019, the form of Indenture between Campbell and The Bank of New York Mellon, as Trustee, and the associated form of security were filed with the SEC with Campbell's Registration Statement No. 333-155626, and are incorporated herein by reference.
4(c)	Except as described in 4(a) and 4(b) above, there is no instrument with respect to long-term debt of the company that involves indebtedness or securities authorized thereunder exceeding 10 percent of the total assets of the company and its subsidiaries on a consolidated basis. The company agrees to file a copy of any instrument or agreement defining the rights of holders of long-term debt of the company upon request of the SEC.
9	Major Stockholders' Voting Trust Agreement dated June 2, 1990, as amended, was filed with the SEC by(i) Campbell as Exhibit 99.C to Campbell's Schedule 13E-4 (SEC file number 5-7735) filed on September 12, 1996, and (ii) with respect to certain subsequent amendments, the Trustees of the Major Stockholders' Voting Trust as Exhibit 99.G to Amendment No. 7 to their Schedule 13D (SEC file number 5-7735) dated March 3, 2000, and as Exhibit 99.M to Amendment No. 8 to their Schedule 13D (SEC file number 5-7735) dated January 26, 2001, and as Exhibit 99.P to Amendment No. 9 to their Schedule 13D (SEC file number 5-7735) dated September 30, 2002, and is incorporated herein by reference.
10(a)	Campbell Soup Company 1994 Long-Term Incentive Plan, as amended on November 17, 2000, was filed with the SEC with Campbell's 2000 Proxy Statement (SEC file number 1-3822), and is incorporated herein by reference.
10(b)	Campbell Soup Company 2003 Long-Term Incentive Plan, as amended and restated on September 25, 2008, was filed with the SEC with Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended August 3, 2008, and is incorporated herein by reference.
10(c)	Campbell Soup Company 2005 Long-Term Incentive Plan was filed with the SEC with Campbell's 2005 Proxy Statement (SEC file number 1-3822), and is incorporated herein by reference.
10(d)	Campbell Soup Company Annual Incentive Plan, as amended on November 18, 2004, was filed with the SEC with Campbell's 2004 Proxy Statement (SEC file number 1-3822), and is incorporated herein by reference.

10(e)	Campbell Soup Company Mid-Career Hire Pension Program, as amended and restated effective as of January 1, 2009, was filed with the SEC with Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended February 1, 2009, and is incorporated herein by reference.
10(f)	Deferred Compensation Plan, effective November 18, 1999, was filed with the SEC with Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 30, 2000, and is incorporated herein by reference.
10(g)	Deferred Compensation Plan II, effective January 1, 2009, was filed with the SEC with Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended February 1, 2009, and is incorporated herein by reference.
10(h)	Severance Protection Agreement dated January 8, 2001, with Douglas R. Conant, President and Chief Executive Officer, was filed with the SEC with Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended January 28, 2001, and is incorporated herein by reference. Agreements with the other executive officers listed under the heading "Executive Officers of the Company" (other than B. Craig Owens) are in all material respects the same as Mr. Conant's agreement.
10(i)	Amendment to the Severance Protection Agreement dated February 26, 2008, with Douglas R. Conant, President and Chief Executive Officer, was filed with the SEC with Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended November 2, 2008, and is incorporated herein by reference. Amendments with the other executive officers listed under the heading "Executive Officers of the Company" (other than B. Craig Owens) are in all material respects the same as Mr. Conant's agreement.
10(j)	Form of U.S. Severance Protection Agreement, which is applicable to executives hired after March 1, 2008 (such as B. Craig Owens), was filed with the SEC with Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended November 2, 2008, and is incorporated herein by reference.
10(k)	Form of Non-U.S. Severance Protection Agreement, which is applicable to executives hired after March 1, 2008, was filed with the SEC with Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended November 2, 2008, and is incorporated herein by reference.
10(l)	Campbell Soup Company Severance Pay Plan for Salaried Employees, as amended and restated effective January 1, 2009, was filed with the SEC with Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended February 1, 2009, and is incorporated herein by reference.
10(m)	Campbell Soup Company Supplemental Employees' Retirement Plan, as amended and restated effective January 1, 2009, was filed with the SEC with Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended February 1, 2009, and is incorporated herein by reference.
10(n)	2003 Long-Term Incentive Plan Time-Lapse Restricted Stock Unit Agreement, dated as of November 1, 2008, between the company and B. Craig Owens was filed with the SEC with Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended November 2, 2008, and is incorporated herein by reference.
21	Subsidiaries (Direct and Indirect) of the company.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney.
31(a)	Certification of Douglas R. Conant pursuant to Rule 13a-14(a).
31(b)	Certification of B. Craig Owens pursuant to Rule 13a-14(a).
32(a)	Certification of Douglas R. Conant pursuant to 18 U.S.C. Section 1350.
32(b)	Certification of B. Craig Owens pursuant to 18 U.S.C. Section 1350.
101.INS	XBRL Instance Document
101.SCH	XBRL Schema Document
101.CAL	XBRL Calculation Linkbase Document
101.DEF	XBRL Definition Linkbase Document
101.LAB	XBRL Label Linkbase Document
101.PRE	XBRL Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Campbell has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2010

CAMPBELL SOUP COMPANY

By: /s/ B. Craig Owens

B. Craig Owens
Senior Vice President — Chief Financial Officer and Chief Administrative Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Campbell and in the capacity and on the date indicated.

Date: September 29, 2010

/s/ B. Craig Owens	/s/ Anthony P. DiSilvestro
B. Craig Owens	Anthony P. DiSilvestro
Senior Vice President — Chief Financial Officer and Chief Administrative Officer	Senior Vice President — Finance (Principal Accounting Officer)

Paul R. Charron	Chairman and Director	}	
Douglas R. Conant	President, Chief Executive Officer and Director	}	
Edmund M. Carpenter	Director	}	
Bennett Dorrance	Director	}	
Harvey Golub	Director	}	
Lawrence C. Karlson	Director	}	By: /s/ Ellen Oran Kaden
Randall W. Larrimore	Director	}	Ellen Oran Kaden
Mary Alice D. Malone	Director	}	Senior Vice President —
Sara Mathew	Director	}	Law and Government
William D. Perez	Director	}	Affairs
Charles R. Perrin	Director	}	
A. Barry Rand	Director	}	
Nick Shreiber	Director	}	
Archbold D. van Beuren	Director	}	
Les C. Vinney	Director	}	
Charlotte C. Weber	Director	}	

EXHIBIT 31(a)

CERTIFICATION PURSUANT TO RULE 13a-14(a)

I, Douglas R. Conant, certify that:

1. I have reviewed this Annual Report on Form 10-K of Campbell Soup Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 29, 2010

By: /s/ Douglas R. Conant

Name: Douglas R. Conant
Title: President and Chief Executive Officer

EXHIBIT 31(b)

CERTIFICATION PURSUANT TO RULE 13a-14(a)

I, B. Craig Owens, certify that:

1. I have reviewed this Annual Report on Form 10-K of Campbell Soup Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 29, 2010

By: /s/ B. Craig Owens

Name: B. Craig Owens
Title: Senior Vice President — Chief Financial Officer and Chief Administrative Officer

EXHIBIT 32(a)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of Campbell Soup Company (the "Company") on Form 10-K for the fiscal year ended August 1, 2010 (the "Report"), I, Douglas R. Conant, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 29, 2010

By: /s/ Douglas R. Conant

Name: Douglas R. Conant
Title: President and Chief Executive Officer

EXHIBIT 32(b)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of Campbell Soup Company (the "Company") on Form 10-K for the fiscal year ended August 1, 2010 (the "Report"), I, B. Craig Owens, Senior Vice President — Chief Financial Officer and Chief Administrative Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 29, 2010

By: /s/ B. Craig Owens

Name: B. Craig Owens
Title: Senior Vice President —
Chief Financial Officer and
Chief Administrative Officer